   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 1996



                                                      REGISTRATION NO. 333-11047

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                             K & F INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         3728                        34-1614845
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)      IDENTIFICATION NUMBER)

                            ------------------------

                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 297-0900
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              KENNETH M. SCHWARTZ
                            EXECUTIVE VICE PRESIDENT
                              K&F INDUSTRIES, INC.
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 297-0900
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                WITH A COPY TO:

                              JOHN J. SUYDAM, ESQ.
                        O'SULLIVAN GRAEV & KARABELL, LLP
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
                                 (212) 408-2400

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this
Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

                            ------------------------


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              K&F INDUSTRIES, INC.

                             CROSS REFERENCE SHEET

                    PURSUANT TO REGULATION S-K, ITEM 501(b),
         SHOWING LOCATION OF INFORMATION REQUIRED BY ITEMS OF FORM S-4

                       FORM S-4                                    LOCATION OR
                ITEM NUMBER AND CAPTION                       CAPTION IN PROSPECTUS
      -------------------------------------------  -------------------------------------------
  (1) Forepart of Registration Statement and
        Outside Front Cover Page of Prospectus...  Facing Page of Registration Statement;
                                                   Cross-Reference Sheet; Outside Front Cover
                                                     Page of Prospectus
  (2) Inside Front and Outside Back Cover Pages
        of Prospectus............................  Inside Front and Outside Back Cover Pages
                                                   of Prospectus; Available Information
  (3) Risk Factors, Ratio of Earnings to Fixed
        Charges and Other Information............  Prospectus Summary; Risk Factors; Selected
                                                     Consolidated Financial Information
  (4) Terms of the Transaction...................  Prospectus Summary; The Exchange Offer;
                                                     Description of the Notes
  (5) Pro Forma Financial Information............  *
  (6) Material Contacts with the Company Being
        Acquired.................................  *
  (7) Additional Information Required for
        Reoffering by Persons and Parties Deemed
        to be Underwriters.......................  Plan of Distribution
  (8) Interests of Named Experts and Counsel.....  *
  (9) Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................  *
 (10) Information With Respect to S-3
        Registrants..............................  *
 (11) Incorporation of Certain Information by
        Reference................................  *
 (12) Information With Respect to S-2 or S-3
        Registrants..............................  *
 (13) Incorporation of Certain Information by
        Reference................................  *
 (14) Information With Respect to Registrants
        Other Than S-2 or S-3 Registrants........  Prospectus Summary; Risk Factors; Selected
                                                     Consolidated Financial Information;
                                                     Management's Discussion and Analysis of
                                                     Financial Condition and Results of
                                                     Operations; Business; Description of
                                                     Certain Indebtedness
 (15) Information With Respect to S-3
        Companies................................  *
 (16) Information With Respect to S-2 or S-3
        Companies................................  *
 (17) Information With Respect to Companies Other
        Than S-2 or S-3 Companies................  *
 (18) Information if Proxies, Consents or
        Authorization Are to be Solicited........  *
 (19) Information if Proxies, Consents or
        Authorizations Are Not to be Solicited,
        or in an Exchange Offer..................  Management; Ownership of Capital Stock;
                                                     Certain Transactions

- ---------------
* Not applicable or answer is in the negative.

PROSPECTUS


                             K & F INDUSTRIES, INC.
                  Offer to Exchange up to $140,000,000 of its
              10 3/8% Series B Senior Subordinated Notes due 2004
                       for any and all of its outstanding
                   10 3/8% Senior Subordinated Notes due 2004
                            ------------------------

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

                     ON OCTOBER 11, 1996, UNLESS EXTENDED.

                            ------------------------


     K & F Industries, Inc. (the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount of 10 3/8% Series B Senior Subordinated Notes due 2004 (the "New Notes") of the Company for each $1,000 principal amount of the issued and outstanding 10 3/8% Senior Subordinated Notes due 2004 (the "Old Notes," and the Old Notes and the New Notes, collectively, the "Notes") of the Company from the Holders (as defined herein) thereof. As of the date of this Prospectus, there is $140,000,000 aggregate principal amount of the Old Notes outstanding. The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for the payment of liquidated damages to the holders of the Old Notes under certain circumstances relating to the Registration Rights Agreement (as defined herein), which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer.


     Interest on the New Notes will accrue from August 15, 1996 and will be payable in cash semi-annually in arrears on March 15 and September 15 of each year, commencing March 15, 1997. No interest will be payable on the Old Notes accepted for exchange.

     The New Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. The Company conducts its operations solely through its subsidiaries, and, accordingly, the New Notes will be effectively subordinated to indebtedness and other liabilities of its subsidiaries. As of June 30, 1996, after giving pro forma effect to the offering of the Old Notes (the "Offering"), application of the net proceeds therefrom and borrowings under the Amended and Restated Credit Agreement (as defined), the Company would have had approximately $160 million of Senior Indebtedness outstanding, and the Company's subsidiaries would have had other liabilities of approximately $92 million outstanding. See "Capitalization."

     The Old Notes were not registered under the Securities Act in reliance upon an exemption from the registration requirements thereof. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act. The New Notes are being offered hereby in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such New Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes. Notwithstanding the foregoing, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of New Notes received in exchange for such Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company). The Company has agreed that, for a period of one year after the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale.

     The Old Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. There is no established trading market for the New Notes. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes.

     The Company will not receive any proceeds from the Exchange Offer. The Company will pay all of the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn as provided herein at any time prior to the Expiration Date (as defined herein). The Exchange Offer is subject to certain customary conditions.

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS PRIOR TO TENDERING OLD NOTES IN THE EXCHANGE OFFER.
                            ------------------------

 THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE COMMISSION NOR HAS THE COMMISSION OR ANY
     STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
       THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
         OFFENSE.


               The date of this Prospectus is September 13, 1996

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the New Notes being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations promulgated by the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

     The Registration Statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. Such materials can also be inspected on the Internet at http://www.sec.gov.

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such materials filed by the Company with the Commission may be inspected, and copies thereof obtained, at the places, and in the manner, set forth above.

     In the event that the Company ceases to be subject to the informational reporting requirements of the Exchange Act, the Company has agreed that, so long as the Notes remain outstanding, it will file with the Commission and distribute to holders of the Notes copies of the financial information that would have been contained in annual reports and quarterly reports, including management's discussion and analysis of financial condition and results of operations, that the Company would have been required to file with the Commission pursuant to the Exchange Act. Such financial information will include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, as well as quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year. The Company will also make such reports available to prospective purchasers of the Notes, securities analysts and broker-dealers upon their request. In addition, the Company has agreed that for so long as any of the Old Notes remain outstanding it will make available to any prospective purchaser of the Old Notes or beneficial owner of the Old Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as the Company has either exchanged the Old Notes for securities identical in all material respects which have been registered under the Securities Act or until such time as the holders thereof have disposed of such Old Notes pursuant to an effective registration statement filed by the Company.

                               PROSPECTUS SUMMARY

     This following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Prospective investors should carefully consider the information set forth under the heading "Risk Factors." References to worldwide markets and market share information contained herein have been derived from information compiled by the Company due to the lack of independently compiled information. Such references exclude markets formerly controlled by the U.S.S.R. about which accurate information is not readily available.

                                  THE COMPANY

     K & F Industries, Inc. (the "Company"), through its wholly owned subsidiary, Aircraft Braking Systems Corporation ("Aircraft Braking Systems"), believes it is one of the world's leading manufacturers of aircraft wheels, brakes and anti-skid systems for commercial, general aviation and military aircraft, supplying approximately 22% of the worldwide market for these products. Aircraft Braking Systems' products are marketed internationally through 10 sales offices located in four countries and are used on approximately 32,000 commercial, general aviation and military aircraft. During the fiscal year ended March 31, 1996, approximately $233.0 million, or 88%, of the Company's total revenues were derived from sales made by Aircraft Braking Systems. Through its other wholly owned subsidiary, Engineered Fabrics Corporation ("Engineered Fabrics"), the Company believes it is the leading worldwide manufacturer of aircraft fuel tanks, supplying approximately 90% of the worldwide commercial transport and general aviation market and over half of the domestic military market. During the fiscal year ended March 31, 1996, approximately $31.7 million, or 12%, of the Company's total revenues were derived from sales made by Engineered Fabrics.

     Aircraft Braking Systems

     Since the late 1920s, Aircraft Braking Systems and its predecessors have been leaders in the design and development of aircraft wheels, brakes and anti-skid systems, investing significant resources refining existing braking systems, developing new technologies and designing braking systems for new airframes. As is customary in the industry, Aircraft Braking Systems supplies original wheels and brakes for commercial aircraft to aircraft manufacturers at or substantially below the production cost of such equipment. Once a manufacturer's wheels and brakes have been certified and installed on an aircraft, FAA regulations and similar requirements in foreign countries generally require that all replacement parts for such systems be provided by such manufacturer. The FAA also requires the replacement of such parts at regular intervals, which for medium- and short-range commercial aircraft generally averages once or twice a year. Since most modern aircraft have a useful life of 25 years or longer and require scheduled replacement of certain components of the braking system, the Company typically recoups its initial investment in original equipment and generates significant profits from sales of replacement parts over the life of the aircraft. During the three fiscal years ended March 31, 1996, the Company spent and expensed an aggregate of $108 million for research, development and design and the supply of original wheel and brake equipment to aircraft manufacturers. During the fiscal year ended March 31, 1996, approximately 75% of Aircraft Braking Systems' total revenues were derived from the sale of replacement parts for braking systems previously sold by Aircraft Braking Systems.

     Aircraft Braking Systems also manufactures anti-skid systems for use on a variety of commercial, military and general aviation aircraft. These systems, which are integrated into a braking system, are designed to minimize the distance required to stop an aircraft by utilizing sensors, mounted in the axle and driven by the wheel, to maximize the braking force while also preventing the wheels from locking and skidding. Of the three principal competitors in the wheel and brake industry, Aircraft Braking Systems is the only significant manufacturer of anti-skid systems. Because of the sensitivity of anti-skid systems to variations in brake performance, the Company believes that the ability to integrate the design and performance characteristics of its wheels, brakes and integrated anti-skid systems provides Aircraft Braking Systems with a competitive advantage over its two largest competitors. Other products manufactured by Aircraft Braking Systems include helicopter rotor brakes and brake temperature monitoring equipment for various types of aircraft.

     Aircraft Braking Systems currently sells its products to virtually all major airframe manufacturers and commercial airlines and to the United States and certain foreign governments. Since 1989, Aircraft Braking Systems has carefully directed its efforts toward expanding its presence in the commercial and general aviation segments of the aircraft industry, focusing particularly on medium- and short-range commercial aircraft. As a result of these efforts, Aircraft Braking Systems has added approximately 950 medium- and short-range commercial aircraft to the portfolio of aircraft using its products. These aircraft typically make more frequent landings than long-range commercial aircraft and correspondingly require more frequent replacement of brake parts. Aircraft Braking Systems has been successful in having its wheels and brakes selected for use on a number of recent airframe designs which serve this market, including the Airbus Industries ("Airbus") A-321, the McDonnell Douglas Corp. ("McDonnell Douglas") MD-80 and MD-90 programs, the Canadair Regional Jet, the Saab-Scania AB ("Saab") S340 and S2000, the Lear 60 and the Fokker Aircraft ("Fokker") Fo-70 and Fo-100. Aircraft Braking Systems has also been successful in having its brakes selected for use on certain long-range commercial aircraft produced by Airbus, specifically the A-330 and A-340. These long-range aircraft programs enhance the competitive position of Aircraft Braking Systems with Airbus and commercial airlines utilizing Airbus aircraft. The Company believes that these new airframes will expand the portfolio of aircraft using Aircraft Braking Systems' products and that the revenue generated from such aircraft will eventually replace and exceed the revenues generated by the aircraft programs in Aircraft Braking
Systems' current portfolio as the aircraft in those programs reach the end of their useful lives.

     Over the last several years, the Company has introduced a number of new programs at Aircraft Braking Systems to enhance manufacturing efficiency and reduce raw material costs. Among the programs being implemented are cell-based manufacturing and a major expansion of Aircraft Braking Systems' existing carbon manufacturing facility. Over the past several years, cell-based manufacturing has improved productivity, reduced costs and enhanced product quality. Once the expansion is complete, the carbon facility is expected to satisfy substantially all of Aircraft Braking Systems' carbon requirements, lower costs and provide Aircraft Braking Systems with vertical integration of and control over a critical manufacturing process.

     Engineered Fabrics

     With its proprietary technology, Engineered Fabrics is the only FAA-certified supplier of polyurethane manufactured fuel tanks in the United States. The polyurethane fuel tanks produced by Engineered Fabrics feature "self-sealing" technology that significantly reduces the potential for fires, leaks and spilled fuel following a crash. Recent programs awarded to Engineered Fabrics in which this technology is being used include production or replacement parts programs for the U.S. Navy's F-18 C/D and E/F aircraft and F-15 and F-16 aircraft. Engineered Fabrics also competes in the nitrile-designed aircraft fuel tank market and won a three-year requirements contract in 1996 to supply nitrile fuel tanks to the U.S. Navy for its F-14 aircraft. During the fiscal year ended March 31, 1996, Engineered Fabrics was selected by the U.S. Army to equip its new stealth RAH-66 Comanche helicopter with fuel tanks. Other helicopter programs which have been awarded to Engineered Fabrics include the McDonnell Douglas MD-600, Bell 412 and Bell/Boeing V/22 Osprey platforms. Engineered Fabrics also manufactures and sells iceguards, inflatable oil booms and various other products made from coated fabrics for commercial and military uses.

                              RECENT DEVELOPMENTS

     On August 1, 1996, the Company redeemed approximately $9.7 million aggregate principal amount of the 13 3/4% Debentures. On August 14, 1996, Aircraft Braking Systems and Engineered Fabrics entered into an amended and restated credit agreement (the "Amended and Restated Credit Agreement") with the lenders thereunder, consisting of a term loan facility in an aggregate principal amount of $40 million and a revolving credit facility in an aggregate principal amount of $70 million. On August 15, 1996, the Company consummated the Offering and deposited the net proceeds therefrom with the trustee under the indenture governing the Company's outstanding 13 3/4% Senior Subordinated Debentures due 2001 (the "13 3/4% Debentures"). Also on such date, the Company sent a notice to the holders of all outstanding 13 3/4% Debentures that all of such 13 3/4% Debentures would be redeemed 30 days after the date of such notice.

     The Company is a Delaware corporation formed on March 13, 1989. The Company is the successor to the businesses of Aircraft Braking Systems and Engineered Fabrics formed by Goodyear Tire & Rubber Company, Inc. ("Goodyear") in 1929. Unless the context otherwise requires, references herein to the "Company" refer to K & F Industries, Inc. and its consolidated subsidiaries. The principal executive offices of the Company are located at 600 Third Avenue, New York, New York 10016 and its telephone number is (212) 297-0900.

                               THE EXCHANGE OFFER

Registration Rights
  Agreement...................   The Old Notes were sold by the Company on
                                 August 15, 1996 to Lehman Brothers Inc. and
                                 Chase Securities Inc. (the "Initial
                                 Purchasers"), who placed the Old Notes with institutional investors and a limited number of accredited investors. In connection therewith, the Company and the Initial Purchasers executed and delivered for the benefit of the holders of the Old Notes a registration rights agreement
                                 (the "Registration Rights Agreement")
                                 providing, among other things, for the Exchange
                                 Offer.

The Exchange Offer............   New Notes are being offered in exchange for a
                                 like principal amount of Old Notes. As of the date hereof, $140,000,000 aggregate principal amount of Old Notes are outstanding. The
                                 Company will issue the New Notes to Holders promptly following the Expiration Date. See
                                 "Risk Factors -- Consequences of Failure to
                                 Exchange."


Expiration Date...............   5:00 p.m., New York City time, on October 11,
                                 1996, unless the Exchange Offer is extended as provided herein, in which case the term
                                 "Expiration Date" means the latest date and time to which the Exchange Offer is extended.


Interest......................   Each New Note will bear interest from August
                                 15, 1996, the date of original issuance of the Old Notes. No interest will be paid on the Old
                                 Notes accepted for exchange.

Conditions to the Exchange
  Offer.......................   The Exchange Offer is subject to certain
                                 customary conditions, which may be waived by the Company. The Company reserves the right to amend, terminate or extend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such condition. See "The
                                 Exchange Offer -- Conditions."


Procedures for Tendering Old
  Notes.......................   Each Holder of Old Notes wishing to accept the
                                 Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, or an Agent's Message (as defined herein) in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the exchange agent (the "Exchange Agent") at the address set forth herein. By executing the Letter of Transmittal or delivering an Agent's message, each Holder will represent to the Company, among other things, that (i) the New Notes acquired pursuant to the Exchange Offer by the Holder and any beneficial owners of Old Notes are being obtained in the ordinary course of business of the person receiving such New
                                 Notes, (ii) neither the Holder nor such
                                 beneficial owner has an arrangement with any person to participate in the distribution of such New Notes, (iii) neither the Holder nor such beneficial owner nor any such other person is engaging in or intends to engage in a distribution of such New Notes and (iv) neither the Holder nor such beneficial owner is an "affiliate," as defined under Rule 405 promulgated under the Securities Act, of the Company. Each broker-dealer that receives New
                                 Notes for its own account in exchange for Old
                                 Notes, where such Old Notes were acquired by such broker-dealer as a result of marketmaking activities or other trading activities (other than Old Notes acquired directly from the Company), may participate in the Exchange Offer but may be deemed an "underwriter" under the Securities Act and, therefore, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange
                                 Offer -- Procedures for Tendering" and "Plan of
                                 Distribution."


Special Procedures for
  Beneficial Owners...........   Any beneficial owner whose Old Notes are
                                 registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal or delivering an Agent's Message and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time. See "The Exchange Offer -- Procedures for
                                 Tendering."



Guaranteed Delivery
  Procedures..................   Holders of Old Notes who wish to tender their
                                 Old Notes and whose Old Notes are not
                                 immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or an Agent's Message or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery
                                 Procedures."


Withdrawal Rights.............   Tenders may be withdrawn as provided herein at
                                 any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange
                                 Offer -- Withdrawal of Tenders."

Acceptance of Old Notes and
  Delivery of New Notes.......   The Company will accept for exchange any and
                                 all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration
                                 Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The
                                 Exchange Offer -- Terms of the Exchange Offer."

Exchange Agent................   Fleet National Bank is serving as Exchange
                                 Agent in connection with the Exchange Offer.
                                 See "The Exchange Offer -- Exchange Agent."

Use of Proceeds...............   There will be no cash proceeds to the Company
                                 from the exchange pursuant to the Exchange
                                 Offer.

Consequences of Failure to
  Exchange....................   Holders of Old Notes who do not exchange their
                                 Old Notes for New Notes pursuant to the
                                 Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

                      SUMMARY DESCRIPTION OF THE NEW NOTES


     The Exchange Offer applies to $140,000,000 aggregate principal amount of Old Notes. The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain certain provisions providing for the payment of liquidated damages to the holders of the Old Notes under certain circumstances relating to the Registration Rights Agreement, which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes and, except as set forth in the immediately preceding sentence, will be entitled to the benefits of the Indenture, under which both the Old Notes were, and the New Notes will be, issued. See "Description of Notes."


THE NEW NOTES.................   $140,000,000 aggregate principal amount of
                                 10 3/8% Series B Senior Subordinated Notes due
                                 2004.

MATURITY DATE.................   September 1, 2004.

INTEREST PAYMENT DATES........   March 1 and September 1, commencing March 1,
                                 1997.

MANDATORY REDEMPTION..........   None.

OPTIONAL REDEMPTION...........   The New Notes will be redeemable at the
                                 Company's option in whole or in part, at any time, on or after September 1, 2000 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, in the event that the Company consummates an initial public offering of its common stock on or before August 15, 1999, the Company may, at its option, redeem up to an aggregate of $49 million in principal amount of New Notes at a redemption price of 110.375% of the principal amount thereof, plus accrued and unpaid interest through the redemption date. See "Description of the Notes -- Optional Redemption."

RANKING.......................   The New Notes will be general unsecured
                                 obligations of the Company, will be
                                 subordinated in right of payment to all
                                 existing and future Senior Indebtedness (as defined in the Indenture) including all obligations of the Company under the Amended and Restated Credit Agreement (as defined) and the Senior Notes (as defined), and will be senior in right of payment to or pari passu with all other indebtedness of the Company. The
                                 Company conducts its operations solely through its subsidiaries and, accordingly, the New
                                 Notes will be effectively subordinated to indebtedness and other liabilities of such subsidiaries. As of June 30, 1996, after giving pro forma effect to the Offering, application of the net proceeds therefrom and borrowings under the Amended and Restated Credit
                                 Agreement, the Company would have had
                                 approximately $160 million of Senior
                                 Indebtedness outstanding and the Company's subsidiaries would have had other liabilities of approxi-mately $92 million outstanding. See
                                 "Capitalization" and "Description of the
                                 Notes -- Subordination."

CERTAIN COVENANTS.............   The indenture pursuant to which the Old Notes
                                 were, and Notes will be, issued (the
                                 "Indenture") contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends or make certain other restricted payments, (iii) enter into transactions with affiliates, (iv) create certain liens, (v) make certain asset dispositions and (vi) merge or consolidate with, or transfer substantially all of its assets to, another person. The Indenture also limits the ability of the Company's subsidiaries to issue preferred stock and to create restrictions on the ability of such subsidiaries to pay dividends or make any other distributions. In addition, the Company is obligated, under certain circumstances, to offer to purchase Notes with the net cash proceeds of certain sales and other dispositions of assets at a purchase price of 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase. See "Description of the
                                 Notes -- Repurchase at the Option of Holders" and "-- Certain Covenants."

CHANGE OF CONTROL.............   In the event of a Change of Control (as
                                 defined), each holder of New Notes will have the right, at the holder's option, to require the Company to purchase such holder's New Notes in whole or in part, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The Amended and Restated Credit
                                 Agreement limits the Company's ability to make such a purchase. See "Description of the Notes -- Repurchase at the Option of Holders."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth summary historical financial information for the Company for the three months ended June 30, 1996 and June 30, 1995 and for each of the fiscal years in the five-year period ended March 31, 1996. The summary historical financial data for the Company for each fiscal year in the five-year period ended March 31, 1996 have been derived from the Company's audited consolidated financial statements. The audited consolidated financial statements of the Company for each of the years in the three-year period ended March 31, 1996 are included elsewhere in this Prospectus, together with the report thereon of Deloitte & Touche LLP, independent auditors. The historical financial data for the three months ended June 30, 1996 and June 30, 1995 have been derived from the Company's unaudited financial statements which, in the opinion of management of the Company, contain all adjustments necessary for a fair presentation of this information. The historical data with respect to the results of operations for the three months ended June 30, 1996 should not be regarded as necessarily indicative of the results that may be expected for the entire year. This historical data should be read in conjunction with the consolidated financial statements and notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                             THREE MONTHS ENDED
                                                  JUNE 30,                              YEARS ENDED MARCH 31,
                                             -------------------     -----------------------------------------------------------
                                               1996        1995        1996         1995        1994         1993         1992
                                             --------   --------     --------     --------    --------     --------     --------
                                                                                       (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Net sales................................  $ 71,537   $ 62,293     $264,736     $238,756    $226,131     $277,107     $295,490
  Cost of sales............................    44,835      43,582      180,435      164,697     159,751      199,002      209,552
                                             --------   --------     --------     --------    --------     --------     --------
    Gross margin...........................    26,702     18,711       84,301       74,059      66,380       78,105       85,938
  Independent research and development.....     3,225      1,822        9,767        8,363      12,858       11,417       14,130
  Selling, general and administrative
    expenses...............................     5,814      5,147       22,564       19,208      22,421       24,154       24,047
  Amortization.............................     2,601      2,615       10,415       10,411      10,884       10,258       10,306
                                             --------   --------     --------     --------    --------     --------     --------
    Operating income.......................    15,062      9,127       41,555       36,077      20,217       32,276       37,455
  Interest expense, net(a).................     9,572     10,426       41,048       46,250      51,953       53,486       52,179
                                             --------   --------     --------     --------    --------     --------     --------
  Income (loss) before income taxes,
    extraordinary charge and cumulative
    effect of accounting changes...........     5,490     (1,299)         507      (10,173)    (31,736)     (21,210)     (14,724)
  Income taxes.............................      (220)        --           --           --          --           --           --
                                             --------   --------     --------     --------    --------     --------     --------
  Income (loss) before extraordinary charge
    and cumulative effect of accounting
    changes................................     5,270     (1,299)         507      (10,173)    (31,736)     (21,210)     (14,724)
  Extraordinary charge.....................        --         --       (1,913)(b)       --          --       (2,477)(c)     (992)(c)
  Cumulative effect of accounting
    changes................................        --         --           --           --      (2,305)(d)  (73,540)(e)       --
                                             --------   --------     --------     --------    --------     --------     --------
    Net income (loss)......................  $  5,270   $ (1,299)    $ (1,406)    $(10,173)   $(34,041)    $(97,227)    $(15,716)
                                             ========   ========     ========     ========    ========    =========     ========
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital..........................  $ 38,457   $ 51,210     $ 36,327     $ 48,025    $ 53,091     $ 70,028     $ 77,606
  Total assets.............................   422,199    429,567      416,037      429,074     446,880      489,968      518,938
  Long-term debt(b)(f).....................   289,657    310,000      294,000      310,000     381,421      379,478      388,571
  Stockholders' deficiency(e)(f)...........   (34,387)   (36,061)     (39,701)     (34,748)    (90,355)     (51,868)      48,331
OTHER DATA (FOR THE PERIOD):
  EBITDA(g)................................    19,849     13,932       60,476       54,920      40,744       52,138       56,956
  Capital expenditures.....................     4,268        622       10,418        2,824       3,127        4,670        3,986
  Depreciation and amortization............     4,787      4,805       18,921       18,843      20,527       19,862       19,501
  Pro forma cash interest expense(h).......     7,914                  34,214
  Ratio of EBITDA to pro forma cash
    interest expense(g)(h).................      2.51x                   1.77x

- ---------------
(a) Interest expense, net includes, for the three months ended June 30, 1996 and 1995 and the years ended March 31, 1996, 1995, 1994, 1993 and 1992, non-cash interest expense (including the amortization of deferred financing costs and the interest associated with the Convertible Debentures (as defined)) of $388,000, $375,000, $1,561,000, $5,432,000, $9,923,000,
     $8,789,000 and $8,680,000, respectively.
(b) On December 28, 1995, the Company redeemed $30,000,000 principal amount of the 13 3/4% Debentures. In connection therewith, the Company recorded an extraordinary charge of $1,913,000. See Note 7 to the consolidated financial statements.
(c) The extraordinary charges of $2,477,000 and $992,000 relate to the accelerated amortization of unamortized financing costs associated with the prepayment in full of the Company's senior term loan in fiscal year 1993 and the partial prepayment of such senior term loan in fiscal year 1992.
(d) Represents the cumulative effect of the change in method of accounting for the discounting of liabilities for workers' compensation losses. See Note 2 to the consolidated financial statements.
(e) Includes the cumulative effect of accounting change for Statement of Financial Accounting Standards ("SFAS") No. 106 and the change in method of accounting for certain overhead costs in inventory.
(f) On September 2, 1994, the Company retired the $65,400,000 principal amount of its 14 3/4% Subordinated Convertible Debentures (the "Convertible Debentures") held by Loral Corporation in exchange for $12,760,000 in cash and 22.5% of the Company's outstanding capital stock. As a result, the Company's stockholders' equity was increased by $65,400,000 and long-term debt was reduced by an equal amount. See Note 9 to the consolidated financial statements.
(g) EBITDA represents operating income plus depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or as a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, EBITDA is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. EBITDA is included herein because the Company believes that certain investors find it be a useful tool for measuring the ability to service debt.
(h) Pro forma cash interest expense gives effect to the Offering, application of the net proceeds therefrom and borrowings under the Amended and Restated Credit Agreement (and an assumed interest rate of 8.25% on borrowings under the Amended and Restated Credit Agreement) as if each had occurred on April 1, 1995. See "Capitalization."

                                  RISK FACTORS

     Holders should consider carefully the following matters, as well as the other information contained in this Prospectus before making a decision to tender their Old Notes in the Exchange Offer.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange the Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such New Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes. Notwithstanding the foregoing, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company). The Company has agreed that, for a period of one year from the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, the ability of any Holder to resell the New Notes is subject to applicable state securities laws as described in "-- Blue Sky Restrictions on Resale of New Notes" below.

NECESSITY TO COMPLY WITH EXCHANGE OFFER PROCEDURES


     To participate in the Exchange Offer, and to avoid the restrictions on transfer of the Old Notes, Holders of Old Notes must transmit a properly completed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at one of the addresses set forth below under "The Exchange Offer -- Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company ("DTC") pursuant to the procedure for book-entry transfer described herein, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described herein. See "The Exchange Offer."


BLUE SKY RESTRICTIONS ON RESALE OF NEW NOTES

     In order to comply with the securities laws of certain jurisdictions, the New Notes may not be offered or resold by any Holder unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. The Company does not currently intend to register or qualify the resale of the New Notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

HIGHLY LEVERAGED POSITION

     Debt to Equity Ratio. The Company is highly leveraged. As of June 30, 1996, after giving pro forma effect to the Offering, application of the net proceeds therefrom and borrowings under the Amended and Restated Credit Agreement, in addition to the Notes the Company would have had approximately $160 million of Senior Indebtedness outstanding, the Company's subsidiaries would have had other liabilities of approximately $92 million outstanding, and the Company had a stockholders' deficiency. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Consolidated Financial Information."

     Dependence on Future Performance to Make Debt Payments. The Company will be required to pay all principal plus accrued interest on its outstanding $100 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2003 (the "Senior Notes") in 2003 and all principal plus accrued interest on the New Notes in 2004. In addition, the Company's subsidiaries will be required to make scheduled payments pursuant to the Amended and Restated Credit Agreement, which consists of a term loan facility in an aggregate principal amount of $40 million and a revolving credit facility in an aggregate principal amount of $70 million, beginning in 1997 and ending in 2002. The Company's ability to make required principal and interest payments on its indebtedness is dependent on the future performance of the Company and its subsidiaries. The Company's performance is subject to a number of factors beyond its control, including the performance of the global economy and financial markets, worldwide demand for air travel, legislative pronouncements, performance of the commercial and military aircraft industries and other factors affecting the Company and its subsidiaries.

     Operating and Financial Restrictions. The Company's level of indebtedness and the restrictive covenants contained in its debt instruments could significantly limit its ability to withstand competitive pressures or adverse economic consequences, including its ability to make investments in aircraft programs and capital expenditures. In addition, borrowings under the Amended and Restated Credit Agreement will be floating rate obligations of the Company's subsidiaries, causing the Company and its subsidiaries to be sensitive to changes in prevailing interest rates. The Company currently believes that, based on current levels of operations and anticipated growth, its cash flow from operations, together with borrowings from time to time under the Amended and Restated Credit Agreement, will be adequate to allow for anticipated capital expenditures and investments in original equipment for aircraft programs, to fund working capital requirements and to make required payments of principal and interest on its debt. However, if the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.

     Restrictive Covenants. The indenture governing the Senior Notes (the "Senior Note Indenture") and the Indenture impose certain operating and financial restrictions on the Company and its subsidiaries. Such restrictions affect, and in many respects limit or prohibit, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends, permit subsidiaries to issue preferred stock, repay certain indebtedness prior to its stated maturity, create liens, sell assets or engage in mergers or acquisitions and make certain capital expenditures. These restrictions, in combination with the leveraged nature of the Company, could limit the ability of the Company to effect future financings or otherwise restrict corporate activity. In addition, the Amended and Restated Credit Agreement imposes certain restrictions on the Company's subsidiaries, including limitations on additional indebtedness, dividend payments and other distributions from Aircraft Braking Systems and Engineered Fabrics to the Company and investments in original equipment for new airframe programs.

     The Company's redemption of the 13 3/4% Debentures may, under certain circumstances, have constituted a "Restricted Payment" under the Senior Note Indenture and, therefore, could only be effected in compliance with the Senior
Note Indenture. On September 2, 1994 the Company retired $65.4 million aggregate principal amount of its Convertible Debentures in exchange for $12,760,000 of cash and 458,994 shares of capital stock. The Company believes that the exchange of its Convertible Debentures for its capital stock constituted a "Permitted Payment" under the Senior Note Indenture. The determination of whether the exchange constituted a "Permitted Payment" depends on whether it is viewed as a retirement of the Convertible Debentures with the proceeds of the issuance of capital stock.

     "Permitted Payments" do not constitute "Restricted Payments" under the Senior Note Indenture and do not reduce the Company's ability to make future "Restricted Payments" under the Senior Note Indenture. As a "Permitted Payment", the exchange transaction had the effect of increasing the Company's ability to make "Restricted Payments" under the Senior Note Indenture by $52.0 million. Absent such increase, the Company would not have had sufficient "Restricted Payment" capacity under the Senior Note Indenture to effect the redemption of the 13 3/4% Debentures consummated in December 1995, the redemption effected in August 1996 and the redemption effected with the proceeds of borrowings under the Amended and Restated Credit Agreement in connection with the Offering. If a holder of Senior Notes or the trustee under the Senior Note Indenture were to raise the issue, there can be no assurance that a court reviewing the Senior
Note Indenture would find that the redemption of the 13 3/4% Debentures was in accordance with the terms of the Senior Note Indenture. In the event that a court determined that the redemption of the 13 3/4% Debentures violated the Senior Note Indenture, and the Company is unable to cure such violation by obtaining consents or retiring the Senior Notes, holders of the Senior Notes and the Lenders under the Amended and Restated Credit Agreement would have the right to accelerate the maturity of the indebtedness then outstanding thereunder. In the event of any such acceleration, holders of the Notes would have the right to accelerate the maturity of the Notes; however, payment of the Notes is subordinated to payments in respect of Senior Indebtedness, including the Senior Notes and Indebtedness under the Amended and Restated Credit Agreement and there can be no assurance that the Company would have sufficient assets to repay the Notes after repaying all of such outstanding Indebtedness. See
"-- Subordination" and "-- Holding Company Structure."

HISTORY OF NET LOSSES; DEFICIENCY OF EARNINGS TO FIXED CHARGES

     The Company had net income of $5.3 million for the three months ended June 30, 1996. However, for the three months ended June 30, 1995 and the fiscal years ended March 31, 1996, 1995 and 1994, the Company incurred net losses of approximately $1.3 million, $1.4 million, $10.2 million and $34.0 million, respectively. For the three months ended June 30, 1996 and the fiscal year ended March 31, 1996, the Company's ratio of earnings to fixed charges was 1.51 and 1.01, respectively. For the three months ended June 30, 1995 and the fiscal years ended March 31, 1995 and 1994, the Company's deficiency of earnings available to cover fixed charges was approximately $1.3 million, $10.2 million and $31.7 million, respectively. See "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's cash flow from operations has been sufficient to meet its debt service obligations for interest and required principal payments. Although not currently anticipated, the Company may have a future deficiency of earnings to cover fixed charges. Under such circumstances, the Company expects that, based upon current operations, it will be able to meet required principal and interest payments on the New Notes. However, no assurance can be given that the Company's operating results will provide sufficient cash flow to meet its financial obligations, including payment of principal and interest on the New Notes.

SUBORDINATION

     The New Notes will be subordinate to all Senior Indebtedness, which includes the Senior Notes and borrowings under the Amended and Restated Credit Agreement. In the event of a bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the New Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the New Notes. In addition, the Company may not pay principal or premium, if any, or interest on the New Notes if certain Senior Indebtedness is not paid when due or any other default on such Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms, unless in either case, such amount has been paid in full or the default has been cured or waived and such acceleration has been rescinded. In addition, if any default occurs with respect to certain Senior Indebtedness and certain other conditions are satisfied, the Company may not make any payments on the New Notes for a designated period of time. As of June 30, 1996, after giving pro forma effect to the Offering, application of the net proceeds therefrom and borrowings under the Amended and Restated Credit Agreement, the Company would have had approximately $160 million of Senior Indebtedness outstanding. See "Description of Certain Indebtedness" and "Description of the Notes -- Subordination."

HOLDING COMPANY STRUCTURE

     The Company will be the sole obligor on the New Notes. The Company's operations are conducted through, and substantially all of the Company's assets are owned by, its directly owned operating subsidiaries, Aircraft Braking Systems and Engineered Fabrics. As a result, the Company will be dependent on the earnings and cash flow from Aircraft Braking Systems and Engineered Fabrics to meet its obligations under the Senior Notes, the New Notes and to pay its general expenses. Aircraft Braking Systems and Engineered Fabrics provide funds to the Company through payments on intercompany indebtedness and dividends. Because the assets of the Company are held by and will continue to be held by these subsidiaries, the claims of holders of the Senior Notes or the New Notes will be subject to the prior claims of creditors of Aircraft Braking Systems and Engineered Fabrics, including the claims of the lenders (collectively, the "Lenders") under the Amended and Restated Credit Agreement and the claims of trade creditors. As of June 30, 1996, after giving pro forma effect to the Offering, application of the net proceeds therefrom and borrowings under the Amended and Restated Credit Agreement, the aggregate amount of obligations, including trade payables and other liabilities, of the Company's subsidiaries to which the New Notes would effectively be subordinated, would have been approximately $252 million. See "Description of the Notes" and "Capitalization."

     Pursuant to a Pledge Agreement between the Company and The Bank of New York, as collateral trustee (the "Collateral Trustee"), the Company has assigned and pledged to the Collateral Trustee, for the benefit of the holders of the Senior Notes, a security interest in all of the capital stock of Aircraft Braking Systems and Engineered Fabrics to secure performance by the Company of its obligations under the Senior Note Indenture and the Senior Notes. In addition, Aircraft Braking Systems and Engineered Fabrics are the borrowers under the Amended and Restated Credit Agreement. Aircraft Braking Systems and Engineered Fabrics have secured their obligations under the Amended and Restated Credit Agreement by pledging all of their inventory and accounts receivables and certain other tangible assets. The New Notes will not be secured.

CERTAIN COLLECTIVE BARGAINING MATTERS

     All of Aircraft Braking Systems' hourly employees are represented by the United Auto Workers' Union. In 1991, Aircraft Braking Systems' collective bargaining agreement with the United Auto Workers' Union expired and a new collective bargaining agreement was not ratified by the employees of Aircraft Braking Systems but was implemented by Aircraft Braking Systems unilaterally. As a result, all employees that would have otherwise been covered by such agreement have been employed since that time by Aircraft Braking Systems without any collective bargaining agreement. The Company believes that Aircraft Braking Systems will be able to negotiate, without material disruptions to its business, a satisfactory new collective bargaining agreement with its employees and discussions regarding this matter are currently ongoing with union representatives. However, there can be no assurance that a satisfactory agreement will be reached with any of its employees or that the current discussions regarding such agreement will not be accompanied by material disruptions to its business.

LITIGATION

     Aircraft Braking Systems has been purchasing substantially all of the carbon for its carbon brakes from Hitco Technologies, Inc. ("Hitco ") under supply arrangements. The contracts and commitments between Aircraft Braking Systems and Hitco are now the subject of litigation. During fiscal year 1996, Hitco threatened to interrupt deliveries of carbon unless prices were renegotiated. Hitco claimed that Aircraft Braking Systems breached the supply arrangements by electing to begin to expand its own carbon manufacturing facilities. Hitco has been preliminarily enjoined from refusing to supply Aircraft Braking Systems with carbon pursuant to the existing contracts and purchase orders. A loss of carbon supply for the carbon brakes manufactured by Aircraft Braking Systems would have a material, adverse affect on the Company's business and financial condition. Because of the injunction obtained in the litigation with Hitco, the Company does not anticipate that its supply of carbon from Hitco will be interrupted prior to the first quarter of calendar year 1997. See
"Business -- Legal Proceedings."

INTERESTS OF BLS AND THE LEHMAN INVESTORS

     Bernard L. Schwartz ("BLS"), the Chairman of the Board and Chief Executive Officer of the Company, owns 27.12% of the capital stock of the Company and has operating control of the Company by reason of certain stockholder arrangements. In his capacity as Chairman and Chief Executive Officer, BLS participates in the material business decisions relating to the Company and its operations but does not participate in the ordinary day-to-day operations of the Company. BLS is also the Chairman and Chief Executive Officer of Loral Space & Communications Ltd. ("Loral Space"), which owns 22.5% of the capital stock of the Company. BLS and certain other executive officers of Loral Space provide, pursuant to a Director Advisory Agreement (the "Advisory Agreement"), certain services to the Company, including acting as directors of and providing advisory services to the Company and its subsidiaries. The Company pays BLS and persons designated at his discretion an aggregate of $200,000 per month for such services. BLS and certain other advisors to the Company participate in certain other incentive compensation plans. See "Management," "Ownership of Capital Stock" and "Certain Transactions."

     Certain merchant banking partnerships (collectively, the "Lehman Investors") controlled by Lehman Brothers Holdings Inc. ("LBH") own 48.17% of the Company's capital stock. The Lehman Investors have the right pursuant to certain stockholders arrangements to designate three members of the Company's Board of Directors. In addition, in the event BLS dies or is disabled or owns less than a specified number of shares of capital stock of the Company, the Lehman Investors will be entitled to designate a majority of the directors of the Company.

IMPACT OF AIR TRANSPORT ACTIVITY; DELIVERY OF NEW AIRCRAFT

     During fiscal year 1996, sales of replacement parts for braking systems previously installed on aircraft accounted for approximately 75% of Aircraft Braking Systems' total revenues. The demand for replacement parts for the Company's wheels and braking systems varies depending upon the number of aircraft equipped with the Company's products and the number of landings made by such aircraft. A reduction in airline travel will usually result in reduced utilization of commercial aircraft, fewer landings, and a corresponding decrease in the Company's sales of replacement parts and related income and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Since original equipment in new commercial aircraft is supplied at or substantially below the Company's cost of production, delivery of new aircraft equipped with the Company's products negatively affects cash flow. The Company's business plan budgets cash needs based on current delivery schedules of new aircraft and also accommodates certain increases in aircraft deliveries. However, significant, unanticipated increases in commercial aircraft deliveries in a given year could have a material adverse impact on the Company's cash flow in such year.

SIGNIFICANT CUSTOMER

     Sales to the United States government (the "Government") or to prime contractors or subcontractors of the Government were approximately 16%, 14% and 15% of the Company's total sales for the fiscal years ended March 31, 1996, 1995 and 1994, respectively. The loss of all or a substantial portion of such sales could have an adverse effect on the Company's income and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Government Contracts."

LACK OF PUBLIC MARKET FOR THE NEW NOTES

     The New Notes will constitute a new class of securities with no established trading market. The Company does not intend to list the New Notes on any national securities exchange or to seek the admission thereof to trading in the Nasdaq Stock Market's National Market. The Old Notes are designated for trading in the Private Offerings, Resale and Trading through Automatic Linkages ("PORTAL") market. The Company has been advised by the Initial Purchasers that the Initial Purchasers currently intend to make a market in the New Notes. The Initial Purchasers are not obligated to do so, however, and any market-making activities with respect to the New Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the pendency of any Shelf Registration Statement. Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of the trading market for the New Notes. If a trading market does not develop or is not maintained, holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may be discontinued at any time. If a public trading market develops for the New Notes, future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's financial condition and results of operations, and the market for similar notes. Depending on those and other factors, the New Notes may trade at a discount from their principal amount.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Old Notes were sold by the Company on August 15, 1996 to the Initial Purchasers, who placed the Old Notes with institutional investors and a limited number of accredited investors. In connection therewith, the Company and the Initial Purchasers entered into the Registration Rights Agreement, which provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 30 days after the Issuance Date, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 90 days after the Issuance Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement (as described below), the Company will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises (and in any event within 120 days after the Issuance Date) and to cause the Shelf Registration to become effective by the Commission as promptly as possible after such obligation arises. Promptly after the effectiveness of the Registration Statement, the Company will offer, pursuant to this Prospectus, to the Holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, to be issued without a restrictive legend and which may, generally, be reoffered and resold by the holder without restrictions or limitations under the Securities Act. The term "Holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

     The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business, such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither such Holder nor any other such person is engaging in or intends to engage in a distribution of such New Notes. Because the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Any Holder who is an affiliate of the Company or who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretations by the staff of the

Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction.

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company). The Company has agreed that, for a period of one year after the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     If (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any holder of Transfer Restricted Securities (as defined below) notifies the Company within the specified time period that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Old Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a Shelf Registration Statement to cover resales of the Old Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for a New Note, the date on which such New
Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Act.

     If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay liquidated damages to each holder of Old Notes ("Liquidated Damages"), with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Old Notes held by such holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Old Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Old Notes. All accrued Liquidated Damages will be paid by the Company on each interest payment date to the Global Note Holder in cash. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     Holders of Old Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions set forth above.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     The Old Notes are designated for trading in the PORTAL market. To the extent Old Notes are tendered and accepted in the Exchange Offer, the principal amount of outstanding Old Notes will decrease with a resulting decrease in the liquidity in the market therefor. Following the consummation of the Exchange Offer, Holders of Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not be entitled to certain rights under the Registration Rights Agreement and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.


     The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that the New Notes have been registered under the Securities Act and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for the payment of liquidated damages to the holders of the Old Notes under certain circumstances relating to the Registration Rights Agreement, which provisions will terminate upon the consummation of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture under which the Old Notes were, and the New Notes will be, issued.



     As of the date of this Prospectus, $140,000,000 aggregate principal amount of the Old Notes are outstanding. The Company has fixed the close of business on September 9, 1996 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus, together with the Letter of Transmittal, will initially be sent. As of such date, there were four (4) registered Holders of the Old Notes.


     Holders of the Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law (the "DGCL") or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral notice (confirmed in writing) or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of the exchange of Old Notes.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on October 11, 1996, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.


     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral notice (confirmed in writing) or written notice and will make a public announcement thereof prior to 9:00 a.m., New York City time, on the next business day after each previously scheduled expiration date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or, if any of the conditions set forth below under "The Exchange Offer -- Conditions" shall not have been satisfied, to terminate the Exchange Offer, by giving oral notice (confirmed in writing) or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five- to 10-business-day period.

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

     The New Notes will bear interest from August 15, 1996, the date of original issuance of the Old Notes. No interest will be paid on the Old Notes accepted for exchange.

PROCEDURES FOR TENDERING


     The tender of Old Notes by a Holder thereof pursuant to one of the procedures set forth below and the acceptance thereof by the Company will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. This Prospectus, together with the Letter of Transmittal, will first be sent on or about September 13, 1996, to all Holders of Old Notes known to the Company and the Exchange Agent.



     Only a Holder of the Old Notes may tender such Old Notes in the Exchange Offer. A Holder who wishes to tender any Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, including any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Old Notes, Letter of Transmittal (or an Agent's Message) and other required documents must be received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.



     The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC's book-entry transfer facility tendering Old Notes which are subject to Book-Entry Confirmation that such party has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.


     THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED AND PROPER INSURANCE BE OBTAINED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.


     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal or deliver an Agent's Message and delivering such beneficial owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.


     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined herein) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 promulgated under the Exchange Act (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Old Notes.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that the Company determines are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     By tendering, each Holder will represent to the Company, among other things, that (i) the New Notes acquired by the Holder and any beneficial owners of Old Notes pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, (ii) neither the Holder nor such beneficial owner has an arrangement with any person to participate in the distribution of such New Notes, (iii) neither the Holder nor such beneficial owner nor any such other person is engaging in or intends to engage in a distribution of such New Notes and (iv) neither the Holder nor any such other person is an "affiliate," as defined under Rule 405 promulgated under the Securities Act, of the Company. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company), may participate in the Exchange Offer but may be deemed an "underwriter" under the Securities Act and, therefore, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

BOOK-ENTRY TRANSFER


     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in DTC's system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at DTC, the Letter of Transmittal or facsimile thereof, with any required signature guarantees or an Agent's Message and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.


GUARANTEED DELIVERY PROCEDURES


     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or an Agent's Message or any other required documents to the Exchange Agent prior to the Expiration Date may effect a tender if:


          (a) the tender is made through an Eligible Institution;


          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) or an Agent's Message together with the certificate(s) representing the Old Notes, or a Book-Entry Confirmation, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and



          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof)or an Agent's Message, as well as the certificate(s) representing all tendered Old Notes in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.


     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS


     To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"),
(ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the persons withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of DTC. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.



     Any Old Notes which have been tendered but which are not accepted for payment due to withdrawal, rejection of tender or termination of the Exchange Offer will be returned as soon as practicable to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with DTC for the Old Notes).


CONDITIONS

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

          (a) the Exchange Offer shall violate applicable law or any applicable interpretation of the staff of the Commission; or

          (b) any action or proceeding is instituted or threatened in any court or by any governmental agency that might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company; or

          (c) any governmental approval has not been obtained, which approval the Company shall deem necessary for the consummation of the Exchange Offer.


     If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with DTC), (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "-- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five- to 10-business-day period.

EXCHANGE AGENT

     Fleet National Bank has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

        If by Mail or Overnight Mail:                          If by Hand:
             Fleet National Bank                           Fleet National Bank
          Corporate Trust Operations                    Corporate Trust Operations
           777 Main Street CTMO0224                    777 Main Street, Lower Level
         Hartford, Connecticut 06115                   Hartford, Connecticut 06115


                By Telecopier:                            Confirm By Telephone:
                                                              (860) 986-1271
                (860) 986-7908                         Attention: Patricia Williams


FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.


     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal or delivering an Agent's Message, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.


ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes, which is face value, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer and the unamortized expenses related to the issuance of the Old Notes will be amortized over the term of the New Notes.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the Exchange Offer.

     The net proceeds to the Company from the Offering were approximately $135 million after deducting expenses payable by the Company in connection with the Offering. The Company used such proceeds, together with borrowings under the Amended and Restated Credit Agreement, to redeem $170 million aggregate principal amount of 13 3/4% Debentures, for an aggregate purchase price, inclusive of related fees and expenses, of approximately $175 million. The net proceeds of the Offering were irrevocably deposited with the trustee under the 13 3/4% Debenture Indenture immediately following the closing of the Offering for the sole purpose of effecting the redemption. Concurrently with such deposit, the Company sent a notice to the holders of the 13 3/4% Debentures to the effect that such 13 3/4% Debentures would be redeemed 30 days after the date of such notice.

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1996 the actual capitalization of the Company and the capitalization of the Company as adjusted to give effect to the sale of the Old Notes and the application of the net proceeds therefrom (after deduction of discounts and commissions payable to the Initial Purchasers and estimated Offering expenses), together with borrowings under the Amended and Restated Credit Agreement. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                       AS OF JUNE 30, 1996
                                                                      ----------------------
                                                                       ACTUAL    AS ADJUSTED
                                                                      --------   -----------
                                                                      (DOLLARS IN THOUSANDS)
    Long-term debt (including current portion):
      Existing Revolving Credit Agreement(a)........................  $ 10,000    $      --
      Amended and Restated Credit Agreement(b)......................        --       60,000
      11 7/8% Senior Secured Notes due 2003.........................   100,000      100,000
      13 3/4% Senior Subordinated Debentures due 2001(c)............   179,657           --
      10 3/8% Senior Subordinated Notes due 2004....................        --      140,000
                                                                      --------     --------
          Total long-term debt......................................   289,657      300,000
                                                                      --------     --------
    Stockholders' deficiency........................................   (34,387)     (43,588)(d)
                                                                      --------     --------
              Total capitalization..................................  $255,270    $ 256,412
                                                                      ========     ========

- ---------------
(a) Refers to the Revolving Credit Agreement dated as of April 27, 1989, as amended and restated, among Aircraft Braking Systems, Engineered Fabrics, Manufacturers Hanover Trust Company (a predecessor by merger of The Chase Manhattan Bank), as agent for a syndicate of banks, and such banks. The Existing Revolving Credit Agreement will be amended and restated as the Amended and Restated Credit Agreement concurrently with the Offering.

(b) The Amended and Restated Credit Agreement will provide for a term loan facility in an aggregate principal amount of $40 million and a revolving credit facility in an aggregate principal amount of $70 million.

(c) As of June 30, 1996, approximately $179.7 million aggregate principal amount of 13 3/4% Debentures were outstanding. On August 1, 1996, the Company redeemed approximately $9.7 million aggregate principal amount of its 13 3/4% Debentures. The Company used cash on hand and borrowings under the Existing Revolving Credit Agreement to finance such redemption.

(d) Gives effect to the write-off of unamortized financing costs and redemption premiums relating to the redemption of the 13 3/4% Debentures.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth selected consolidated financial information for the Company for the three months ended June 30, 1996 and June 30, 1995 and for each of the fiscal years in the five-year period ended March 31, 1996. The selected historical financial data for the Company for each year in the five-year period ended March 31, 1996 have been derived from the Company's audited consolidated financial statements. The audited consolidated financial statements of the Company for each of the years in the three-year period ended March 31, 1996 are included elsewhere in this Prospectus, together with the report thereon of Deloitte & Touche LLP, independent auditors. The historical financial data for the three months ended June 30, 1996 and June 30, 1995 have been derived from the Company's unaudited financial statements which, in the opinion of management of the Company, contain all adjustments necessary for a fair presentation of this information. The historical data with respect to the results of operations for the three months ended June 30, 1996 should not be regarded as necessarily indicative of the results that may be expected for the entire year. This historical data should be read in conjunction with the consolidated financial statements and notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                              THREE MONTHS ENDED
                                                   JUNE 30,                             YEARS ENDED MARCH 31,
                                              -------------------     ----------------------------------------------------------
                                                1996       1995         1996        1995        1994         1993         1992
                                              --------   --------     --------    --------    --------     --------     --------
                                                                                 (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Net sales.................................  $ 71,537   $ 62,293     $264,736    $238,756    $226,131     $277,107     $295,490
  Cost of sales.............................    44,835     43,582      180,435     164,697     159,751      199,002      209,552
                                              --------   --------     --------    --------    --------     --------     --------
    Gross margin............................    26,702     18,711       84,301      74,059      66,380       78,105       85,938
  Independent research and development......     3,225      1,822        9,767       8,363      12,858       11,417       14,130
  Selling, general and administrative
    expenses................................     5,814      5,147       22,564      19,208      22,421       24,154       24,047
  Amortization..............................     2,601      2,615       10,415      10,411      10,884       10,258       10,306
                                              --------   --------     --------    --------    --------     --------     --------
    Operating income........................    15,062      9,127       41,555      36,077      20,217       32,276       37,455
  Interest expense, net(a)..................     9,572     10,426       41,048      46,250      51,953       53,486       52,179
                                              --------   --------     --------    --------    --------     --------     --------
  Income (loss) before income taxes,
    extraordinary charge and cumulative
    effect of accounting changes............     5,490     (1,299)         507     (10,173)    (31,736)     (21,210)     (14,724)
  Income taxes..............................      (220)        --           --          --          --           --           --
                                              --------   --------     --------    --------    --------     --------     --------
  Income (loss) before extraordinary charge
    and cumulative effect of accounting
    changes.................................     5,270     (1,299)         507     (10,173)    (31,736)     (21,210)     (14,724)
  Extraordinary charge......................        --         --       (1,913)(b)       --         --       (2,477)(c)     (992)(c)
  Cumulative effect of accounting changes...        --         --           --          --      (2,305)(d)  (73,540)(e)       --
                                              --------   --------     --------    --------    --------     --------     --------
    Net income (loss).......................  $  5,270   $ (1,299)    $ (1,406)   $(10,173)   $(34,041)    $(97,227)    $(15,716)
                                              ========   ========     ========    ========    ========     ========     ========
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital...........................  $ 38,457   $ 51,210     $ 36,327    $ 48,025    $ 53,091     $ 70,028     $ 77,606
  Total assets..............................   422,199    429,567      416,037     429,074     446,880      489,968      518,938
  Long-term debt(b)(f)......................   289,657    310,000      294,000     310,000     381,421      379,478      388,571
  Stockholders' deficiency(e)(f)............   (34,387)   (36,061)     (39,701)    (34,748)    (90,355)     (51,868)      48,331
OTHER DATA (FOR THE PERIOD):
  EBITDA(g).................................    19,849     13,932       60,476      54,920      40,744       52,138       56,956
  Capital expenditures......................     4,268        622       10,418       2,824       3,127        4,670        3,986
  Depreciation and amortization.............     4,787      4,805       18,921      18,843      20,527       19,862       19,501
  Ratio of earnings to fixed charges(h).....      1.53x                   1.01x

- ---------------
(a) Interest expense, net includes, for the three months ended June 30, 1996 and 1995 and the years ended March 31, 1996, 1995, 1994, 1993 and 1992, non-cash interest expense (including amortization of deferred financing costs and the interest associated with the Convertible Debentures) of $388,000, $375,000, $1,561,000, $5,432,000, $9,923,000, $8,789,000 and
     $8,680,000, respectively.

(b) On December 28, 1995, the Company redeemed $30,000,000 principal amount of the 13 3/4% Debentures. In connection therewith, the Company recorded an extraordinary charge of $1,913,000. See Note 7 to the consolidated financial statements.

(c) The extraordinary charges of $2,477,000 and $992,000 relate to the accelerated amortization of unamortized financing costs associated with the prepayment in full of the Company's senior term loan in fiscal year 1993 and the partial prepayment of such senior term loan in fiscal year 1992.

(d) Represents the cumulative effect of the change in method of accounting for the discounting of liabilities for workers' compensation losses. See Note 2 to the consolidated financial statements.

(e) Includes the cumulative effect of accounting change for SFAS No. 106 and the change in method of accounting for certain overhead costs in inventory.

(f) On September 2, 1994, the Company retired the $65,400,000 principal amount of its Convertible Debentures held by Loral Corporation in exchange for $12,760,000 in cash and 22.5% of the Company's capital stock. As a result, the Company's stockholders' equity was increased by $65,400,000 and long-term debt was reduced by an equal amount. See Note 9 to the consolidated financial statements.

(g) EBITDA represents operating income plus depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or as a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, EBITDA is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. EBITDA is included herein because the Company believes that certain investors find it be a useful tool for measuring the ability to service debt.

(h) For purposes of this computation, earnings consist of income (loss) before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on indebtedness (including capitalized interest and amortization of debt issuance costs) plus that portion of lease rental expense representative of the interest factor (deemed to be one-third of lease rental expense). The Company's earnings were insufficient to cover fixed charges by $1,299,000, $10,173,000, $31,736,000, $21,210,000 and
    $14,724,000 for the three months ended June 30, 1995 and the fiscal years ended March 31, 1995, 1994, 1993 and 1992, respectively. Non-cash charges included in the ratio of earnings to fixed charges and deficiency of earnings available to cover fixed charges for the three months ended June 30, 1996 and 1995 and the fiscal years ended March 31, 1996, 1995, 1994, 1993 and 1992 are $5,175,000, $5,180,000, $20,482,000, $24,275,000,
    $30,450,000, $28,651,000 and $28,181,000, respectively. Non-cash charges consist of depreciation, amortization and non-cash interest on the Convertible Debentures and amortization of deferred financing costs.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     Aircraft Braking Systems generates approximately 75% of its revenues through the sale of replacement parts for wheels and braking systems previously manufactured by the Company and its predecessors and installed on approximately 32,000 commercial, general aviation and military aircraft. As is customary in the industry, Aircraft Braking Systems incurs substantial expenditures to research, develop, design and supply original wheel and brake equipment to aircraft manufacturers at or below the cost of production. Research, development and design expenditures are charged to operations when incurred. Original wheel and brake equipment supplied to aircraft manufacturers at or below the cost of production ("Program Investments") are charged to operations when delivered to the aircraft manufacturers. Since most modern aircraft have a useful life of 25 years or longer and require periodic replacement of certain components of the braking system, the Company typically recoups its initial investment in original equipment and generates significant profits from the sales of replacement parts over the life of the aircraft. The Company has invested and will continue to invest significant resources to have its products selected for use on new commercial airframes, focusing particularly on medium- and short-range aircraft. During the three years ended March 31, 1996, the Company spent an aggregate of $108 million for research, development, design and Program Investments. As a result of these efforts, the Company has been selected as a supplier of wheels and carbon brakes on the Airbus A-321, the sole supplier of wheels, carbon brakes and anti-skid systems on the McDonnell Douglas MD-90, the sole supplier of wheels and brakes for the Canadair Regional Jet, the Saab 2000, and the Lear 60 and as a supplier of wheels and carbon brakes for the Airbus A-330 and A-340. These programs are in the early stages of their life cycles and represent significant future revenue opportunities for the Company.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 1996 COMPARED WITH THREE MONTHS ENDED JUNE 30, 1995

     Sales. Sales for the first three months of fiscal year 1997 totaled $71.5 million reflecting an increase of $9.2 million or 14.8% compared with $62.3 million for the same period in the prior year. This increase was primarily due to higher sales of wheels and brakes for commercial transport aircraft of $6.7 million, primarily on the DC-9, DC-10 and MD-90 programs. General aviation and military sales were also higher by $1.9 million and $0.6 million, respectively, on various programs.

     Operating Income. Operating income increased 65.0% to $15.1 million or 21.1% of sales for the first three months of fiscal year 1997 compared with $9.1 million or 14.7% of sales for the same period in the prior year. Operating margins increased primarily due to the overhead absorption effect relating to the higher sales volume and lower shipments of original equipment to airframe manufacturers at or below the cost of production.

     Interest Expense, Net. Interest expense, net decreased by $0.9 million for the first three months of fiscal year 1997 compared with the same period in the prior year. This decrease was primarily due to the redemption of $30 million principal amount of the 13 3/4% Debentures on December 28, 1995.

FISCAL YEAR 1996 COMPARED WITH FISCAL YEAR 1995

     Sales. Sales for fiscal year 1996 totaled $264.7 million reflecting an increase of $26.0 million or 10.9% compared with the prior year. This increase was due to higher commercial sales of wheels and brakes for commercial transport aircraft of $16.6 million, primarily on the DC-9, DC-10, MD-80, MD-90 and Fo-100 programs, partially offset by lower general aviation sales of $4.7 million on various aircraft. Military sales increased $14.1 million, primarily on the F-16 program.

     Gross Margin. The gross margin for fiscal year 1996 was 31.8% compared with 31.0% for fiscal year 1995. This increase was primarily due to operating efficiencies and the overhead absorption effect relating to the higher sales volume, partially offset by higher shipments of original equipment to airframe manufacturers at or below the cost of production.

     Independent Research and Development. Independent research and development costs were $9.8 million in fiscal year 1996 compared with $8.4 million in fiscal year 1995 or 3.7% and 3.5% of sales for fiscal years 1996 and 1995, respectively. This increase was primarily due to higher costs relating to carbon research and development.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.4 million in fiscal year 1996 compared with fiscal year 1995. This increase was primarily due to a provision made against accounts receivable during fiscal year 1996, higher performance related incentive compensation and foreign tax related expenses. The provision against accounts receivable was primarily for two of the Company's customers (Fokker Aviation and Business Express) who filed for bankruptcy during fiscal year 1996.

     Interest Expense, Net. Net interest expense decreased $5.2 million in fiscal year 1996 compared with the prior year. This decrease was due to the retirement of the Convertible Debentures on September 2, 1994 and the redemption of $30 million principal amount of the 13 3/4% Debentures on December 28, 1995.

FISCAL YEAR 1995 COMPARED WITH FISCAL YEAR 1994

     Sales. Sales for fiscal year 1995 totaled $238.8 million reflecting an increase of $12.6 million or 5.6% compared with the prior year. This increase was due to higher commercial sales of wheels and brakes for both commercial transport and general aviation aircraft of $21.3 million, primarily on the DC-9, DC-10, Fo-100, MD-90 and Beech programs. The Company experienced strong demand over substantially all of its commercial programs during fiscal year 1995. Partially offsetting this increase were lower military sales of $3.3 million primarily on the F-16 program and lower shipments of commercial oil containment booms of $5.4 million.

     Gross Margin. The gross margin for fiscal year 1995 was 31.0% compared with 29.4% for fiscal year 1994. This increase was primarily due to a favorable sales mix, operating efficiencies and the overhead absorption effect relating to the higher sales volume.

     Independent Research and Development. Independent research and development costs were $8.4 million in fiscal year 1995 compared with $12.9 million in fiscal year 1994 or 3.5% and 5.7% of sales for fiscal years 1995 and 1994, respectively. This decrease was primarily due to the incurrence of lower costs associated with the MD-90 and A-321 programs. The majority of the design and development efforts relating to these programs has already been completed.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $3.2 million in fiscal year 1995 compared with fiscal year 1994. This decrease is primarily due to cost reductions implemented during fiscal year 1994.

     Interest Expense, Net. Net interest expense decreased $5.7 million in fiscal year 1995 compared with the prior year. This decrease was due to the retirement of the Convertible Debentures on September 2, 1994 and due to a lower average principal balance on the senior revolving loan (the "Existing Revolving Loan") outstanding pursuant to the Existing Revolving Credit Agreement. See "Description of Certain Indebtedness."

     Effective April 1, 1993, the Company changed its method of accounting for the discounting of liabilities for workers' compensation losses, to use a risk-free rate rather than its incremental borrowing rate. The cumulative effect for periods prior to April 1, 1993, of this change amounted to $2.3 million and is included as an increase to the net loss for the fiscal year ended March 31, 1994.

LIQUIDITY AND FINANCIAL RESOURCES

     The Company's primary source of funds for conducting its business activities and servicing its indebtedness has been cash generated from operations and borrowing under the Existing Revolving Loan. The Company's long-term indebtedness decreased from $310 million at March 31, 1995 to $294 million at March 31, 1996 and $289.7 million at June 30, 1996. This decrease was due to the redemption of $30 million principal amount of the Company's 13 3/4% Debentures on December 28, 1995. The Company used cash on hand and borrowings from the Existing Revolving Loan to redeem the 13 3/4% Debentures. In connection therewith, the Company recorded an extraordinary charge of $1.913 million, consisting of redemption premiums and the write-off of unamortized financing costs. In May 1996, the Company redeemed $343,000 principal amount of the 13 3/4% Debentures. On August 1, 1996, the Company redeemed approximately $9.7 million aggregate principal amount of the 13 3/4% Debentures. The Company used cash on hand and borrowings under the Existing Revolving Credit Agreement to finance such redemptions. The Company used the net proceeds from the Offering, together with borrowings under the Amended and Restated Credit Agreement, to redeem the remaining $170 million outstanding principal amount of the 13 3/4% Debentures on September 14, 1996. Upon completion of the Offering, the Company recorded an extraordinary charge of approximately $9.2 million for the write-off of unamortized financing costs and redemption premiums relating to such redemption.

     On September 2, 1994, the Company retired the $65.4 million principal amount of Convertible Debentures held by Loral Corporation in exchange for $12.76 million in cash and 458,994 shares of Class B common stock representing 22.5% of the Company's capital stock. The cash portion of this transaction was funded with the proceeds from the sale of capital stock to the Company's principal stockholders. As a result, the Company's stockholders' equity was increased by $65.4 million and long-term debt was reduced by an equal amount.

     The Company's liquidity needs will arise primarily from debt service on the indebtedness represented by the Notes, the Senior Notes and the Amended and Restated Credit Agreement, and from the funding of its capital expenditures and Program Investments. As of June 30, 1996, after giving pro forma effect to the Offering, application of the net proceeds therefrom and borrowings under the Amended and Restated Credit Agreement, the Company would have had outstanding approximately $310 million of indebtedness, primarily consisting of $140 million principal amount of the Notes, $100 million principal amount of Senior Notes and $70 million in borrowings under the Amended and Restated Credit Agreement. See "Risk Factors -- Highly Leveraged Position."

     Principal and interest payments under the Amended and Restated Credit Agreement and interest payments on the New Notes and the Senior Notes will represent significant liquidity requirements for the Company. Borrowings under the Amended and Restated Credit Agreement will bear interest at floating rates based upon the interest rate option elected by the Company and are expected to be repayable over a six-year period in quarterly installments commencing in June 1997. See "Description of Certain Indebtedness". The Company believes that it will have adequate resources to meet its cash requirements through funds generated from operations and borrowings under the Amended and Restated Credit Agreement.

CONTINGENCY

     Aircraft Braking Systems has been purchasing substantially all of the carbon for its carbon brakes from Hitco under supply arrangements. The contracts and commitments between Aircraft Braking Systems and Hitco are now the subject of litigation. During fiscal year 1996, Hitco threatened to interrupt deliveries of carbon unless prices were renegotiated. Hitco claimed that Aircraft Braking Systems breached the supply arrangements by electing to begin to expand its own carbon manufacturing facilities. Hitco has been preliminarily enjoined from refusing to supply Aircraft Braking Systems with carbon pursuant to the existing contracts and purchase orders. It is anticipated that Hitco's obligation to continue to supply carbon will terminate by the later of December 1996 or such time as the alleged breaches of contract by Hitco are remedied.

     The Company has commenced a major expansion of its existing carbon manufacturing facility in Akron, Ohio, which will provide a five-fold increase in the Company's own carbon production capacity. The project is expected to be completed during the first quarter of calendar year 1997 and, when fully operational, will provide the Company with sufficient capacity to meet substantially all, if not all, of its requirements for carbon brake production at the current level of business. The Company has made arrangements for an alternate supplier of carbon in the interim. A loss of carbon supply for the carbon brakes manufactured by Aircraft Braking Systems would have a material, adverse affect on the Company's business and financial condition. Because of the injunction obtained in the litigation with Hitco, the Company does not anticipate that its supply of carbon from Hitco will be interrupted prior to the first quarter of calendar year 1997. See "Business -- Legal Proceedings."

CAPITAL EXPENDITURES

     The Company had additions to fixed assets of $10.4 million and $2.8 million for the fiscal years ended 1996 and 1995, respectively. The increase during fiscal year 1996 as compared with fiscal year 1995 was primarily due to construction of a 21,000 square foot expansion to the carbon manufacturing building at the Company's Akron, Ohio facility. Capital spending for fiscal year 1997 is expected to be approximately $15.0 million which will principally be used for the completion of this new carbon facility.

INFLATION

     A majority of the Company's sales are conducted through annually established price lists and long-term contracts. The effect of inflation on the Company's sales and earnings is minimal because the selling prices of such price lists and contracts, established for deliveries in the future, generally reflect estimated costs to be incurred in these future periods. In addition, some contracts provide for price adjustments through escalation clauses.

ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes accounting standards for the recognition of an impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company has determined the effect of SFAS No. 121, upon adoption, to be immaterial to its results of operations and financial position.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages (but does not require) adoption of the fair value method of accounting for stock-based compensation plans. Entities may continue to measure compensation costs for those plans using the intrinsic method of accounting, but must make pro forma disclosures about the impact on results of operations as if the fair value method of accounting had been applied. The Company is currently evaluating the impact, if any, of SFAS No. 123.

                                    BUSINESS

GENERAL

     The Company, through its wholly owned subsidiary, Aircraft Braking Systems, is one of the world's leading manufacturers of aircraft wheels, brakes and anti-skid systems for commercial transport, general aviation and military aircraft. The Company sells its products to virtually all major airframe manufacturers and most commercial airlines and to the United States and certain foreign governments. During the fiscal year ended March 31, 1996, approximately $233.0 million, or 88%, of the Company's total revenues were derived from sales made by Aircraft Braking Systems. In addition, through its other wholly owned subsidiary, Engineered Fabrics, the Company is the leading worldwide manufacturer of aircraft fuel tanks, supplying approximately 90% of the worldwide general aviation and commercial transport market and over one-half of the domestic military market. Engineered Fabrics also manufactures and sells iceguards and specialty coated fabrics used for storage, shipping, environmental and rescue applications for commercial and military uses. During the fiscal year ended March 31, 1996, approximately $31.7 million, or 12%, of the Company's total revenues were derived from sales made by Engineered Fabrics.

     Aircraft Braking Systems and its predecessors have been leaders in the design and development of aircraft wheels, brakes and anti-skid systems, investing significant resources to refine existing braking systems, develop new technologies and design braking systems for new airframes. The Company has carefully directed its efforts toward expanding Aircraft Braking Systems' presence in the commercial and general aviation segments of the aircraft industry, focusing particularly on medium- and short-range commercial aircraft. These aircraft typically make more frequent landings than long-range commercial aircraft and correspondingly require more frequent replacement of brake parts.

THE AIRCRAFT WHEEL AND BRAKE INDUSTRY

     Aircraft manufacturers are required to obtain regulatory airworthiness certification of their commercial aircraft by the FAA, by the United States Department of Defense in the case of military aircraft, or by similar agencies in most foreign countries. This process, which is both costly and time consuming, involves testing the entire airframe, including the wheels and braking system, to demonstrate that the airframe in operation complies with relevant governmental requirements for safety and performance. Generally, replacement parts for a wheel and brake system which has been certified for use on an airframe may only be provided by the original manufacturer of such wheel and brake system. Since most modern aircraft have a useful life of 25 years or more and require replacement of certain components of the braking system at regular intervals, sales of replacement parts are expected to provide a long and steady source of revenues for the manufacturer of the braking system.

     Due to the cost and time commitment associated with the aircraft certification process, competition among aircraft wheel and brake suppliers most often occurs at the time the airframe manufacturer makes its initial installation decision. Generally, competing suppliers submit proposals in response to requests for bids from manufacturers. Selections are made by the manufacturer on the basis of technological superiority, conformity to design criteria established by the manufacturer and pricing considerations. Typically, general aviation aircraft manufacturers will select one supplier of wheels and brakes for a particular aircraft. In the commercial transport market, however, there will often be "dual sourcing" of wheels and brakes. In such case, an airframe manufacturer may approve and receive FAA certification to configure a particular airframe with equipment provided by two or more wheel and brake manufacturers. Where two suppliers have been certified, the aircraft customer, such as a major airline, will designate the original equipment to be installed on the customer's aircraft. Competition among two certified suppliers for that airline's initial installation decision generally focuses on such factors as the system's "cost-per-landing," given certain assumptions concerning the frequency of replacements required and the impact that the weight of the system has on the airline's ability to load the aircraft with passengers, freight or fuel, and the technical operating performance characteristics of the wheel and brake systems. Once selected, airlines infrequently replace entire wheel and brake systems because of the expense.

     In accordance with industry practice in the commercial aviation industry, aircraft wheel and brake suppliers customarily sell original wheel and brake equipment below cost in order to win selection of their products by airframe manufacturers and airlines. These investments are typically recouped through sale of replacement parts. Recovery of pricing concessions and design costs for each airframe's wheels and brakes is contingent on a number of factors but generally occurs during the first half of the useful life of the particular aircraft. Price concessions on original wheel and brake equipment are not customary in the military market. Although manufacturers of military aircraft generally select only one supplier of wheels and brakes for each model, governments have approved at times the purchase of specific component replacement parts from suppliers other than the original supplier of the wheel and brake system.

PRODUCTS

     Aircraft Braking Systems. Aircraft Braking Systems is one of the world's leading manufacturers of wheels, steel and carbon brakes and anti-skid systems for commercial transport, general aviation and military aircraft. Aircraft Braking Systems' strategic focus is on high-cycle, medium- and short-range commercial aircraft. These aircraft typically make frequent landings and correspondingly require more frequent replacement of brake parts. The braking systems produced by Aircraft Braking Systems are either carbon or steel-based. While steel-based systems typically are sold for less than carbon-based systems, such systems generally require more frequent replacement because their steel brake pads tend to wear more quickly. Aircraft Braking Systems' commercial transport fleet continued to grow during fiscal year 1996, due to an increase in the number of new aircraft entering service, as well as a slower than expected retirement rate of older aircraft. Airlines have responded to recent FAA regulatory noise abatement requirements by outfitting their older DC-9 fleets with engine hushkits and aircraft structural overhauls which effectively add fifteen years of service life to the aircraft. The Company expects Aircraft Braking Systems to produce replacement parts for these refurbished aircraft over this period. Airlines such as Northwest Airlines and USAir have opted for DC-9 life extension refurbishment programs, to meet capacity needs, in lieu of buying replacement aircraft new. Other airlines are expected to follow similar strategies, as the economics generally are more favorable.

     Approximately 75% of Aircraft Braking Systems' revenues are derived from the sale of replacement parts. As of March 31, 1996, Aircraft Braking Systems' products had been installed on approximately 32,000 commercial transport, general aviation and military aircraft. Commercial transport aircraft include the DC-9, DC-10, Fokker Fo-100, Fokker F-28, Canadair Regional Jet and Saab 340 on all of which Aircraft Braking Systems is the sole-source supplier. In addition, Aircraft Braking Systems supplies spare parts for the McDonnell Douglas MD-80 program on a dual-source wheel and brake program.

     Aircraft Braking Systems has been successful in having its wheels and brakes selected for use on a number of new high-cycle airframe designs. These aircraft that are just beginning to enter service include the Airbus A-321, Airbus A-319, McDonnell Douglas MD-90, Saab 2000 and Lear 60. In addition, the Company is a supplier of wheels and carbon brakes for the Airbus A-330 and A-340 wide-body jets.

     Aircraft Braking Systems is the sole supplier for wheels, carbon brakes and anti-skid equipment on the new McDonnell Douglas MD-90 twin-jet. The MD-90 adds new performance characteristics to a product line that began as the DC-9 model jet that first flew in 1965 and evolved later into the popular MD-80 series also furnished with Aircraft Braking Systems' wheels and brakes. A technologically innovative design, the MD-90 is equipped with an advanced turbofan engine that complies with the FAA's restrictive Stage III noise restrictions, offering fuel savings over competing engines. Delta Airlines, the launch customer, has taken delivery of 12 MD-90s out of a total order of 31. Other customers for the MD-90 include Japan Air System and Saudi Arabia, which has announced orders for 29 of these aircraft. McDonnell Douglas has booked orders for over 130 MD-90 aircraft. It is anticipated that this program will result in approximately 500 aircraft.

     Aircraft Braking Systems is a basic supplier of wheels and carbon brakes on the Airbus A-321, the European consortium's new 186-seat "stretch" version of its popular A-320 standard body twin-jet. Airbus has booked orders for over 160 A-321 aircraft. Of the 48 aircraft delivered to date, Aircraft Braking Systems has provided wheels and brakes for 40 of these aircraft.

     Aircraft Braking Systems' anti-skid systems, which are integrated into a braking system, are designed to minimize the distance required to stop an aircraft by utilizing sensors, mounted in the axle and driven by the wheel to maximize the braking force while also preventing the wheels from locking and skidding. Of the three principal competitors in the wheel and brake industry, Aircraft Braking Systems is the only significant manufacturer of anti-skid systems. Because of the sensitivity of anti-skid systems to variations in brake performance, the Company believes that the ability to control the design and performance characteristics of the strut, brakes and its integrated anti-skid system gives Aircraft Braking Systems a competitive advantage over its two largest competitors. Other products manufactured by Aircraft Braking Systems include helicopter rotor brakes and brake temperature monitoring equipment for various types of aircraft.

     The following table shows the distribution of sales of aircraft wheels and brakes and anti-skid systems to total sales of the Company:

                                                                        FISCAL YEARS ENDED
                                                                            MARCH 31,
                                                                      ----------------------
                                                                      1996     1995     1994
                                                                      ----     ----     ----
    Wheels and brakes...............................................   80%      80%      76%
    Anti-skid systems...............................................    8        7       10
                                                                       --       --       --
              Total.................................................   88%      87%      86%
                                                                       ==       ==       ==

     Engineered Fabrics. Engineered Fabrics is the largest aircraft fuel tank manufacturer in the world, serving approximately 90% of the worldwide general aviation and commercial transport market and over half of the domestic military market. Recent programs awarded to Engineered Fabrics include new production or replacement parts programs for the U.S. Navy's F-18 C/D and E/F aircraft and F-15 and F-16 aircraft. During the fiscal year ended March 31, 1996, Engineered Fabrics was selected by the U.S. Army to equip its new stealth RAH-66 Comanche helicopter with fuel tanks. Other helicopter programs which have been awarded to Engineered Fabrics include the McDonnell Douglas MD-600 and Bell 412 platforms. Engineered Fabrics has also been awarded the Bell/Boeing V-22 Osprey program. For the fiscal year ended March 31, 1996, approximately $31.8 million, or 12%, of the Company's total revenues were derived from sales made by Engineered Fabrics.

     Fuel tanks, manufactured by combining multiple layers of coated fabrics and adhesives, are sold for use in commercial transport, military and general aviation aircraft. During the fiscal year ended March 31, 1996, sales of fuel tanks accounted for approximately 70% of Engineered Fabrics' total revenues. For military helicopter applications, Engineered Fabrics' fuel tanks feature encapsulated layers of rubber which expand in contact with fuel thereby sealing off holes or gashes caused by bullets or other projectiles penetrating the walls of the fuel tank. Engineered Fabrics uses this "self-sealing" technology to manufacture crash-resistant fuel tanks for helicopters, military aircraft and race cars that significantly reduce the potential for fires, leaks and spilled fuel following a crash. Engineered Fabrics is the only known supplier of polyurethane fuel tanks for aircraft, which are substantially lighter and more flexible than their metal or nitrile counterparts and therefore cost-advantageous. Engineered Fabrics also competes in the nitrile-designed aircraft fuel tank market and won a three-year requirements contract in 1996 to supply nitrile fuel tanks to the U.S. Navy for its F-14 aircraft.

     In addition to fuel tanks, Engineered Fabrics produces iceguards, which are heating systems made out of layered composite materials that are applied on engine inlets, propellers, rotor blades and tails. Encapsulated in the material are heating elements which are connected to the electrical system of the aircraft and, when activated by the pilot, heat the composite to inhibit the formation of ice.

     Engineered Fabrics also produces a variety of products utilizing coated fabrics such as oil containment booms, towable storage bladders, heavy lift bags and pillow tanks. Oil containment booms are air-inflated cylinders that are used to confine oil spilled on the high seas and along coastal waterways. Towable storage bladders are used for storage and transportation of the recovered oil after removal from the water. Heavy lift bags, often used in emergency situations, are inserted into tight spaces and inflated to lift heavy loads short distances. Pillow tanks are collapsible rubberized containers used as an alternative to steel drums and stationary storage tanks for the storage of liquids.

SALES AND CUSTOMERS

     The Company sells its products to more than 175 airlines, airframe manufacturers, governments and distributors within each of the commercial transport, general aviation and military aircraft markets. Sales to the Government represented approximately 16%, 14% and 15% of total sales for the fiscal years ended March 31, 1996, 1995 and 1994, respectively. No other customer accounted for more than 10% of sales.

     The following table shows the distribution of total Company revenues by respective market, as a percentage of total revenues:

                                                                      FISCAL YEARS ENDED
                                                                          MARCH 31,
                                                                    ----------------------
                                                                    1996     1995     1994
                                                                    ----     ----     ----
    Commercial transport..........................................    61%      61%      60%
    Military (U.S. and foreign)...................................    23       19       22
    General aviation..............................................    16       20       18
                                                                     ---      ---      ---
              Total...............................................   100%     100%     100%
                                                                     ===      ===      ===

     Commercial Transport. Customers for the Company's products in the commercial transport market include most airframe manufacturers and major airlines. The Company's products are used on a broad range of large commercial transports (60 seats or more) and commuter aircraft (20 to 60 seats). Where multiple braking systems are certified for a particular aircraft, it is generally the airline and not the airframe manufacturer that decides which of the approved wheel and brake suppliers will originally equip such airlines fleet. Some of the Company's airline customers include American Airlines, Delta Air Lines, Alitalia, Japan Air Systems, Lufthansa, Swissair, Northwest Airlines, United Airlines and USAir. The Company provides replacement parts for certain aircraft designed by The Boeing Company ("Boeing"), including the Boeing 707, but does not produce products for any commercial aircraft currently manufactured by Boeing.

     Military. The Company is the largest supplier of wheels, brakes and fuel tanks to the U.S. military and also supplies the militaries of certain foreign governments. The Company's products are used on a variety of fighters, training aircraft, transports, cargo planes, bombers and helicopters. Some of the military aircraft using these products are the F-2 (formerly the FS-X), F-4, F-14, F-15, F-16, F-18, F-117A, A-10, B-1B, B2 and the C-130. Substantially all
of the Company's military products are sold to the Department of Defense, foreign governments or to airframe manufacturers including the Lockheed Martin Corporation ("Lockheed Martin"), McDonnell Douglas, Boeing, Sikorsky, Bell, Saab and AIDC. In March 1996 the Company commenced wheel and brake deliveries to Lockheed Martin for the upgraded C-130J aircraft. Brake Control Systems manufactured for the military are used on the F-16, F-117A, B-2, Panavia Toronado, British Aerospace Hawk, JAS-39 Jaguar and IDF aircraft.

     General Aviation. The Company believes it is the industry's largest supplier of wheels, brakes and fuel tanks for general aviation aircraft. This market includes personal, business and executive aircraft. Customers include airframe manufacturers, such as Gulfstream, Raytheon Aircraft, Learjet, Canadair, Cessna, Dassault and distributors, such as Aviall. Anti-skid systems are supplied by the Company to Gulfstream, Canadair, Dassault and a variety of other aircraft manufacturers. General aviation aircraft using the Company's equipment exclusively include the Beech Starship and Beech 400 A/T series of aircraft, the Lear series 20, 30, 31A, 50 and 60 and the Gulfstream G-I, G-II and G-III.

     The following table is a summary of the principal aircraft platforms equipped with the Company's Aircraft Braking Systems products:

  COMMERCIAL
  Airbus:      A330/A340
               A321
               A310/A320
  Alenia:      ATR-42-300
               ATR-42-400/500
  Boeing:      B707-320 B/C
  Canadair:    Regional Jet
  CASA:        C-212-200
  DeHavilland: DHC-8-400
  Dornier:     DO228-202
               DO228-212
  Fokker:      F-27
               F-28
               Fokker-50
               Fokker-100/70
  Lockheed:    L-100
               L-1011
  McDonnell
    Douglas:   DC-3/4/6/8
               DC-9-
               10/15/20/30
               DC-9-40/50
               DC-10-10/15
               DC-10-30/40
               MD-11
               MD-80
               MD-81/82/87
               MD-83/88
               MD-90 Series
  Mitsubishi:  YS-11
  Saab:        SAAB 340A/B
               SAAB 2000



  MILITARY
  Aerospatiale: SA-360/365
  AIDC:        IDF
  BAE:         Jaguar
               Hawk
  Beech:       T-1A
  Boeing:      E-3A/6A/8A
  Canadair:    CT-114
  CASA:        C-101A
  Cessna:      A-37
               A/T-37
  DeHavilland: DHC-5
  Fairchild:   A-10A
  Hawker:      Siddely Buccaneer
               Siddely 1182
  Lockheed
    Martin:    F-117A
               C-130 Series
               C-141 A/B
               F-16A/B/C/D
  McDonnell
    Douglas:   F-4C/D/E/G
               A-4 Series
               C-9A/B
               KC-10A
  Northrop
    Grumman:   F-5E/F
               B-2
               F-14A/A+/D
               E-2C Series
               OV-1
               A-6 Series
  Panavia:     Tornado
  Pilatus:     PC-6
  Rockwell:    T-2
               T-33
               B-1B
               T-39
  Saab:        J-35
               AJ/JA-37
               JAS-39
  Sikorsky:    SH-60
               S-70
               UH-60
               CH-53
  Vought:      A-7A/B/E
  Westland:    W30 Lynx



  GENERAL AVIATION
  Aerospatiale: SN601
  AMD Falcon:  10/100/20/200/50
               50EX
  Beech:       90/99/100/200
               1900/1900D
               Starship
               Jet 400/400A/T
  Bell:        206/212/230/412
  Boeing:      Model 324
               414/421/441
  Canadair:    CL600/601/
               601-3A/601-3R
               CL604
  Cessna:      Citation I/II
               310/401/402
  Commander:   690,1121,1123
  DeHavilland: DHC-4/6
  Dornier:     DO-27/28
  Fairchild:   Metro III
               Metro 23
  Gulfstream:  I/II/IIB/III/IV
  IAI:         1124/1125 (Astra)
               Galaxy
  Lear:        23/24/25/31/
               35/31A/55/
               55C/60
  Piper:       PA31P, T
  Sabreliner:  40/60/65/
               70/75/80
  Swearington: SJ-30-1/-2

FOREIGN CUSTOMERS

     The Company supplies products to a number of foreign aircraft manufacturers, airlines and foreign governments. The following table shows sales of the Company to both foreign and domestic customers for the last three fiscal years:

                                                                        FISCAL YEARS ENDED
                                                                            MARCH 31,
                                                                      ----------------------
                                                                      1996     1995     1994
                                                                      ----     ----     ----
    Domestic sales..................................................   59%      62%      63%
    Foreign sales...................................................   41       38       37
                                                                      ---      ---      ---
              Total.................................................  100%     100%     100%
                                                                      ===      ===      ===

INDEPENDENT RESEARCH AND DEVELOPMENT

     The Company employs scientific, engineering and other personnel to improve its existing product lines and to develop new products and technologies in the same or related fields. At March 31, 1996, the Company employed approximately 156 engineers (of whom 31 held advanced degrees); approximately 29 of such engineers (including 14 holding advanced degrees) devoted all or part of their efforts toward a variety of projects including: refining carbon processing techniques to create more durable braking systems; upgrading existing braking systems to provide enhanced performance; and developing new technologies to improve the Company's products.

     The costs incurred relating to independent research and development for the fiscal years ended March 31, 1996, 1995 and 1994 were $9.8 million, $8.4 million and $12.9 million, respectively.

PATENTS AND LICENSES

     The Company has a large number of patents related to the products of its subsidiaries. In addition, the Company has pending a substantial number of patent applications and is licensed under several patents of others. While in the aggregate its patents are of material importance to its business, the Company believes no single patent or group of patents is of material importance to its business as a whole.

COMPETITION

     The Company faces substantial competition from a few suppliers in each of its product areas. Its principal competitors that supply wheels and brakes are Allied Signal's Aircraft Landing Systems Division and the B.F. Goodrich Company. Both significant competitors are larger and have greater financial resources than the Company. The principal competitor for anti-skid systems is the Hydro-Aire Division of Crane Co. The principal competitors for fuel tanks are American Fuel Cell & Coated Fabrics Company and Aerazur of France.

BACKLOG

     Backlog at June 30, 1996 and 1995 amounted to approximately $143.1 million and $146.1 million, respectively. Backlog consists of firm orders for the Company's products which have not been shipped. Approximately 77% of total Company backlog at June 30, 1996 is expected to be shipped during the fiscal year ended March 31, 1997, with the balance expected to be shipped over the subsequent two-year period. No significant seasonality exists for sales of the products manufactured by the Company.

     Of the total Company backlog at June 30, 1996, approximately 29% was directly or indirectly for end use by the Government, substantially all of which was for use by the Department of Defense. For certain risks associated with Government contracts, see "-- Government Contracts."

GOVERNMENT CONTRACTS

     For the fiscal years ended March 31, 1996, 1995 and 1994, approximately 16%, 14%, and 15%, respectively, of the Company's total sales were made to agencies of the Government or to prime contractors or subcontractors of the Government.

     All of the Company's defense contracts are firm, fixed-price contracts under which the Company agrees to perform for a predetermined price. Although the Company's fixed-price contracts generally permit the Company to keep unexpected profits if costs are less than projected, the Company does bear the risk that increased or unexpected costs may reduce profit or cause the Company to sustain losses on the contract. All domestic defense contracts and subcontracts to which the Company is a party are subject to audit, various profit and cost controls and standard provisions for termination at the convenience of the Government. Upon termination, other than for a contractor's default, the contractor will normally be entitled to reimbursement for allowable costs and to an allowance for profit. Foreign defense contracts generally contain comparable provisions relating to termination at the convenience of the government. To date, no significant fixed-price contract of the Company has been terminated.

     Companies supplying defense-related equipment to the Government are subject to certain additional business risks peculiar to that industry. Among these risks are the ability of the Government to unilaterally suspend the Company from new contracts pending resolution of alleged violations of procurement laws or regulations. Other risks include a dependence on appropriations by the Government, changes in the Government's procurement policies (such as greater emphasis on competitive procurements) and the need to bid on programs in advance of design completion. A reduction in expenditures by the Government for aircraft using products of the type manufactured by the Company, or lower margins resulting from increasingly competitive procurement policies, or a reduction in the volume of contracts or subcontracts awarded to the Company or substantial cost overruns would have an adverse effect on the Company's cash flow.

SUPPLIES AND MATERIALS

     The principal raw materials used in the Company's wheel and brake manufacturing operations are steel, aluminum forgings and carbon compounds. The Company purchases steel and aluminum forgings from several sources. Substantially all of the Company's carbon has been purchased from Hitco pursuant to supply arrangements. The Company is in litigation with Hitco concerning the respective obligations of the Company and Hitco under supply contracts and purchase orders. The Company is in the process of expanding its existing carbon manufacturing facility as well as developing an alternative supplier such that upon termination of the Hitco contract adequate supplies of carbon will be available to meet demand. The principal raw materials used by Engineered Fabrics to manufacture fuel tanks and related coated fabric products are nylon cloth, forged metal fittings and various adhesives and coatings, whose formulae are internally developed and proprietary.

PERSONNEL

     At March 31, 1996, the Company had 1,160 full-time employees, of which 834 were employed by Aircraft Braking Systems (383 hourly and 451 salaried employees) and 326 were employed by Engineered Fabrics (203 hourly and 123 salaried employees). All of Aircraft Braking Systems' hourly employees are represented by the United Auto Workers' Union and all of Engineered Fabrics' hourly employees are represented by the United Textile Workers' Union.

     Engineered Fabrics has entered into a three-year contract with its union that expires on February 5, 1998. Aircraft Braking Systems' three-year contract with the United Auto Workers' Union expired on August 10, 1991. Aircraft Braking Systems has not had a ratified collective bargaining agreement since August 10, 1991, but has operated under Company-implemented terms and conditions of employment.

PROPERTIES

     United States Facilities. Aircraft Braking Systems and Engineered Fabrics operate two manufacturing facilities in the United States which are individually owned except as set forth below under "Akron Facility

Arrangements." Aircraft Braking Systems' facility is located in Akron, Ohio, and consists of approximately 754,000 square feet of manufacturing, engineering and office space. The Company is currently expanding this facility by an additional 21,000 square feet, to be used for the production of carbon materials. Engineered Fabrics' facility is located in Rockmart, Georgia, and consists of approximately 564,000 square feet of manufacturing, engineering and office space. The Company believes that its property and equipment are generally well-maintained, in good operating condition and adequate for its present needs.

     Foreign Facilities. The Company occupies approximately 19,000 square feet of leased office and warehouse space in Slough, England, under a lease expiring in 2020. The Company also maintains sales and service offices in Rome and Toulouse, France.

     Akron Facility Arrangements. The manufacturing facilities owned by Aircraft Braking Systems are part of a larger complex formerly owned and operated by Loral Corporation and now owned by Lockheed Martin. Aircraft Braking Systems and Lockheed Martin have various occupancy and service arrangements to provide for shared easements and services (including utility, sewer, and steam). In addition to the 754,000 square feet owned by Aircraft Braking Systems, the Company leases space within the Lockheed Martin complex of approximately 433,000 square feet. Aircraft Braking Systems is subject to annual occupancy payments to Lockheed Martin. During the fiscal year ended March 31, 1996, Aircraft Braking Systems made occupancy payments to Loral Corporation of $1.5 million. Certain access easements and agreements regarding water, sanitary sewer, storm sewer, gas, electricity and telecommunication are perpetual. In addition, Lockheed Martin and Aircraft Braking Systems equally control Valley Association Corporation, an Ohio corporation, which was formed to establish a single entity to deal with the City of Akron and utility companies concerning governmental and utility services which are furnished to Lockheed Martin's and Aircraft Braking Systems' facilities.

LEGAL PROCEEDINGS

     On December 15, 1995, Aircraft Braking Systems commenced an action in the Court of Common Pleas, Summit County, Ohio against Hitco after Hitco threatened to breach existing supply contracts unless prices were renegotiated. Hitco has been the principal supplier of the carbon used by Aircraft Braking Systems for its carbon brakes. Hitco claimed that Aircraft Braking Systems breached the supply arrangements by electing to begin to expand its own carbon production facility. The Aircraft Braking Systems' complaint, as amended, seeks damages in excess of $47 million, injunctive relief and specific performance requiring Hitco to perform its obligations pursuant to existing contracts and purchase orders. Hitco has counterclaimed in the matter seeking, among other things, damages up to $130 million for the alleged breach by Aircraft Braking Systems of alleged long-term contracts to purchase carbon. The Ohio court has issued a preliminary injunction ordering Hitco to perform its obligations pursuant to existing contracts and purchase orders without a change in the terms thereof. Hitco is presently seeking to have the injunction vacated or modified, and/or a declaratory judgment issued terminating Hitco's obligation to supply Aircraft Braking Systems at prices previously pertaining. In a related action, Hitco commenced suit in Superior Court, Los Angeles County, California against Aircraft Braking Systems seeking substantially the same relief as it asserted in the Ohio action, and the California case has been stayed.

     Trial of the Ohio action is presently scheduled for January 1997 and discovery has been ongoing. Aircraft Braking Systems intends to vigorously seek dismissal of the California action and to proceed in the Ohio case to maintain the preliminary injunction and otherwise to protect Aircraft Braking Systems' carbon supply as well as to seek damages from Hitco. Based upon the court's opinion to date, advice of counsel and its own assessment of the matters in dispute, the Company does not expect the outcome of the litigation to be unfavorable to Aircraft Braking Systems.

     Aircraft Braking Systems has defended a patent infringement suit filed on January 31, 1991, by the B.F. Goodrich Company in the United States District Court for the District of Delaware. The suit alleged infringement by Aircraft Braking Systems of two Goodrich patents related to the structure and method of overhaul of aircraft brake assemblies. On November 10, 1994, the court dismissed the plaintiff's claims and held that the patents were invalid and that the Company's brake assemblies did not infringe the patents. This decision was also upheld on appeal.

     In addition to the foregoing, there are various lawsuits and claims pending against the Company incidental to its business. Although the final results in such suits and proceedings cannot be predicted with certainty, in the opinion of the Company's management, the ultimate liability, if any, will not have a material adverse effect on the Company.

ENVIRONMENTAL MATTERS

     The Company's manufacturing operations are subject to various environmental laws and regulations administered by federal, state and local agencies. The Company continually assesses its obligations and compliance with respect to these requirements. Based upon these assessments, the Company believes that its manufacturing facilities are in substantial compliance with all applicable existing federal, state and local environmental laws and regulations. New environmental protection laws that will be effective in 1997 and thereafter, may require the installation of air pollution and wastewater treatment control equipment at the Company's manufacturing facilities. However, the Company does not believe that its environmental expenditures, if any, will have a material adverse effect on its financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and positions of the directors and executive officers of the Company. All directors hold office until the next annual meeting of stockholders of the Company and until their successors are duly elected and qualified, and all executive officers hold office at the pleasure of the Board of Directors.

    NAME                                                 AGE     POSITION(S)
    ----                                                 ---     -----------
    Bernard L. Schwartz*...............................  70      Chairman of the Board
                                                                   and Chief Executive Officer
    Herbert R. Brinberg*...............................  70      Director
    Ronald H. Kisner*..................................  47      Director
    John R. Paddock*...................................  42      Director
    James A. Stern**...................................  45      Director
    A. Robert Towbin**.................................  61      Director
    Alan H. Washkowitz**...............................  56      Director
    Donald E. Fogelsanger..............................  71      President
    Kenneth M. Schwartz................................  45      Executive Vice President
    Dirkson R. Charles.................................  32      Chief Financial Officer

- ---------------
 * Designated as director by BLS pursuant to the Stockholders Agreement (as defined).

** Designated as director by LBH pursuant to the Stockholders Agreement.

     Mr. Bernard L. Schwartz has been Chairman and Chief Executive Officer of the Company since 1989. Mr. Schwartz has been Chairman and Chief Executive Officer of Loral Space since April 1996. From 1972 to April 1996 Mr. Schwartz was Chairman and Chief Executive Officer of Loral Corporation. Mr. Schwartz is Chairman and Chief Executive Officer of Globalstar Telecommunications Limited, Vice Chairman of the Board of Directors of Lockheed Martin, a Director of Reliance Group Holdings, Inc. and certain subsidiaries, a Director of First Data Corporation and a Trustee of New York University Medical Center.

     Dr. Brinberg has been President and Chief Executive Officer of Parnassus Associates International, a firm of consultants in the field of Information Management, since September 1989. Previously, he was President and Chief Executive Officer of Wolters Kluwer U.S. Corporation, a wholly owned subsidiary of Wolters Kluwer N.V. of the Netherlands, and its predecessor companies since 1978. He is also currently an Adjunct Professor of Management at Baruch College City University of New York.

     Mr. Kisner has been a member of the law firm of Chekow & Kisner, P.C., since 1984. From 1973 to 1982, he was Associate General Counsel of APL Corporation, where he held such offices as Secretary, Vice President and Director. From 1982 to 1984, Mr. Kisner was a sole practitioner. Mr. Kisner's wife is the niece of Bernard L. Schwartz.

     Dr. Paddock is a licensed psychologist who has maintained an independent practice of psychotherapy, assessment and consultation in Atlanta, Georgia since 1982. He has also been President of the Georgia Psychological Association (1993-1994), Director of Training for the Georgia School of Professional Psychology, Adjunct Associate Professor of Psychology at Emory University, Assistant Professor of Psychology at Kennesaw State College, and Southern Region Coordinator for National Employee Assistance Services. Currently, he is visiting Associate Professor of Psychology at Emory, and holds positions as Adjunct Clinical Assistant Professor in the Department of Psychiatry at Emory, and is Adjunct Professor of Psychology at Georgia Institute of Technology. Dr. Paddock's wife is the daughter of Bernard L. Schwartz.

     Mr. Stern is Chairman of The Cypress Group L.L.C., a private merchant bank. He was a Managing Director of Lehman Brothers from 1984 to 1994. From 1989 to 1994, Mr. Stern was also head of the Merchant Banking Group of Lehman Brothers. He was a Managing Director of Lehman Brothers Kuhn Loeb,

Inc. from 1982 to 1984. Mr. Stern is also a director of Infinity Broadcasting Corporation, R.P. Scherer Corp., Noel Group Inc., Lear Corporation and Cinemark USA, Inc.

     Mr. Towbin joined Unterberg Harris in September of 1995 as a Managing Director. From January 1994 to September 1995, he was President and Chief Executive Officer of the Russian-American Enterprise Fund and Vice Chairman of its successor fund, The U.S. Russia Investment Fund. Mr. Towbin was a Managing Director at Lehman Brothers High Technology Investment Banking Group from January 1987 until January of 1994. Prior to joining Lehman Brothers, Mr. Towbin was Vice Chairman, Member of the Executive Committee and Director of L.F. Rothschild, Unterberg, Towbin Holdings, Inc. from 1986 to 1987. From 1983 to 1986, Mr. Towbin was Vice Chairman, and from 1977 to 1983 he was General Partner of L.F. Rothschild, Unterberg, Towbin. From 1959 to 1977, Mr. Towbin was General Partner of C.E. Unterberg, Towbin Co. Mr. Towbin is also a Director of Bradley Real Estate Trust, Columbus New Millennium Fund, Gerber Scientific, Inc. and Globalstar Telecommunications Limited.

     Mr. Washkowitz has been a Managing Director of Lehman Brothers since 1984. He was a Managing Director of Lehman Brothers Kuhn Loeb, Inc. from 1978 to 1984. Mr. Washkowitz began in the Corporate Finance Department of Kuhn Loeb & Co. in 1968 and became a general partner of the firm in 1975. Mr. Washkowitz is also a director of Illinois Central Corporation and Lear Corporation.

     Mr. Fogelsanger has been President of the Company since January 1996. From April 1989 to January 1996, Mr. Fogelsanger was the President of Aircraft Braking Systems. From 1987 to 1989 he was President of Loral Corporation's Aircraft Braking Systems Division. From January 1986 to March 1987 he was Vice President and General Manager of the ABS division of Goodyear Aerospace Corporation ("Goodyear Aerospace"). From 1980 to 1986 he was General Manager of Goodyear's Aircraft Tire Operations. In 1968, Mr. Fogelsanger directed Goodyear's development of a crash-resistant fuel system for helicopters that was credited with saving hundreds of lives during the Vietnam War. He joined Goodyear in 1951.

     Mr. Kenneth M. Schwartz has been Executive Vice President of the Company since January 1996. From June 1989 to January 1996, Mr. Schwartz held the positions of Chief Financial Officer, Treasurer and Secretary. Previously he was the Corporate Director of Internal Audit for Loral Corporation since late 1987. From 1984 to 1987, Mr. Schwartz held the position of Director of Cost and Schedule Administration for Loral Electronic Systems. Prior to 1984, Mr. Schwartz held various other positions with Loral Electronic Systems and the accounting firm of Deloitte & Touche LLP. Kenneth M. Schwartz is the nephew of Bernard L. Schwartz.

     Mr. Charles has been Chief Financial Officer of the Company since May 1996. From May 1993 to May 1996, Mr. Charles was the Controller of the Company. Previously he was the Manager of Accounting and Financial Planning. Prior to employment with the Company in 1989, Mr. Charles held various other positions with the accounting firm of Arthur Andersen & Co. LLP, which he joined in 1984.

EXECUTIVE OFFICERS OF AIRCRAFT BRAKING SYSTEMS AND ENGINEERED FABRICS

     Set forth below are the names, ages and positions of the executive officers of Aircraft Braking Systems and Engineered Fabrics. All executive officers hold office at the pleasure of their respective Board of Directors.

  Aircraft Braking Systems

    NAME                                        AGE   POSITION
    ----                                        ---   --------
    Ronald E. Welsch..........................  61    President
    Frank P. Crampton.........................  52    Vice President -- Marketing
    Richard W. Johnson........................  52    Vice President -- Finance and Controller
    James J. Williams.........................  40    Vice President -- Manufacturing

  Engineered Fabrics

    NAME                                        AGE   POSITION
    ----                                        ---   --------
    Roger C. Martin...........................  59    President
    Terry L. Lindsey..........................  51    Vice President -- Marketing
    Anthony G. McCann.........................  36    Vice President -- Operations
    John A. Skubina...........................  41    Vice President -- Finance

     Mr. Welsch has been President of Aircraft Braking Systems since January 1996. From November 1994 to January 1996, Mr. Welsch held the positions of Executive Vice President and Chief Operating Officer. From September 1993 to November 1994, he was Executive Vice President. Prior to joining Aircraft Braking Systems, Mr. Welsch was General Manager of the GE 90 Commercial Engine program at General Electric Aircraft Engines and held various positions in management, including engineering, product support, marketing, product planning and program management, over the course of 26 years. Mr. Welsch started his aviation career at Douglas Aircraft in 1958 and joined Northrop Corporation in 1961. He entered the U.S. Marine Corp Aviation following graduation from Purdue University.

     Mr. Crampton was named Vice President of Marketing at Aircraft Braking Systems in March 1987. He had been Director of Business Development for Goodyear Aerospace's Wheel and Brake Division since 1985. Prior to that assignment, he was the divisional manager of Program Operations since 1983. Mr. Crampton joined Goodyear in 1967. He became Section Manager in Commercial Sales in 1977, a product marketing manager in 1978 and Divisional Sales Manager in 1979. In August of 1982, he joined manufacturing as the manager of the manufacturing process organization. He also worked for NASA at the Johnson Space Center, Houston, Texas from 1963 to 1966.

     Mr. Johnson has been Vice President of Finance and Controller at Aircraft Braking Systems since April 1989. From 1987 to 1989 he was Vice President of Finance and Controller of Loral Corporation's Aircraft Braking Systems Division. Prior to this assignment, he had spent 22 years with Goodyear Aerospace, including one year as the Controller of the wheel and brake division. Mr. Johnson joined Goodyear Aerospace in 1966. He became Manager of Accounting in 1979 for the Centrifuge Equipment Division of Goodyear Aerospace after holding various positions in the Defense Systems Division.

     Mr. Williams was named Vice President of Manufacturing at Aircraft Braking Systems in May 1992. He had been Director of Manufacturing since joining Aircraft Braking Systems in September 1989. Previously from April 1985 to August 1989 he was Branch Manager of Refurbishment Operations at United Technologies responsible for the refurbishment process of the Solid Rocket Boosters on the Shuttle Program. Mr. Williams started his aviation career in 1975 in the Air Force as a Hydraulic Systems Specialist. He was Superintendent, Manufacturing at Fairchild Republic Company from 1979 to 1983, followed by Manager, B-1B Manufacturing Operations at Rockwell International Corporation from 1983 to 1985.

     Mr. Martin has been President of Engineered Fabrics since 1987. From June 1984 until 1987, he was General Manager of GAC's Engineered Fabrics Division. Mr. Martin has been continuously employed by Goodyear, GAC, Loral Corporation and the Company for the past 34 years. Other positions Mr. Martin held with Goodyear include General Manager, Program Manager and a number of research positions. He holds a patent for elastomeric protective coating for metal storage reels.

     Mr. Lindsey has served as Vice President of Business Development since 1989. He has been with Goodyear Aerospace, Loral Corporation and the Company since 1977. Prior to this he had 12 years of federal service with the US Army. He joined GAC as Contract Administrator of the Industrial Brake Operation in Berea, Kentucky, and transferred to Engineered Fabrics in 1979 as Manager of Contracts.

     Mr. McCann has been Vice President of Operations at Engineered Fabrics since June 1993. Prior to that, he was Manager of Production Support from April 1990 to June 1993. He joined Engineered Fabrics in August 1988 as Manager of Production. From January 1984 to August 1988, Mr. McCann worked for Aircraft Braking Systems as Manager of Manufacturing Engineering, Manager of Assembly and as a Manufacturing Engineer.

     Mr. Skubina has been Vice President of Finance and Administration since February 1991. Prior to that, he was made Vice President of Finance on April 1, 1990. He joined Engineered Fabrics in 1988 as Accounting Manager. From 1985 until 1988, Mr. Skubina was the Assistant Controller and Controller of MPD, a division of M/A-Com.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation for the past three years paid to the chief executive officer and each of the other four most highly compensated executive officers of the Company and the Company's subsidiaries.

                                                                           LONG-TERM
                                                  ANNUAL                 COMPENSATION
                                               COMPENSATION            -----------------
                                      ------------------------------   OPTIONS    LTIP        ALL OTHER
                                      FISCAL    SALARY        BONUS    GRANTED   PAYOUTS   COMPENSATION(a)
    NAME AND PRINCIPAL POSITION        YEAR       ($)          ($)       (#)       ($)           ($)
- ------------------------------------  ------   ---------     -------   -------   -------   ---------------
Bernard L. Schwartz.................   1996    1,770,500(b)       --      --          --            --
Chairman of the Board and Chief        1995    1,779,500(b)       --      --          --            --
Executive Officer of the Company       1994    1,859,800(b)       --      --          --            --

Kenneth M. Schwartz.................   1996      321,815(b)  115,000      --      13,333         4,196
Executive Vice President of the        1995      283,600(b)  105,000      --          --         3,565
Company                                1994      176,418      37,500      --          --         3,404

Donald E. Fogelsanger...............   1996      196,000     125,000      --      13,333        22,829
President of the Company               1995      198,538     120,000      --          --        19,442
                                       1994      185,000          --      --          --        18,949

Ronald E. Welsch(c).................   1996      172,000      70,000      --      10,000        38,533
President of Aircraft Braking          1995      162,769      78,000      --          --         3,806
Systems                                1994       90,359          --     500          --         2,026

Roger C. Martin.....................   1996      136,674      55,000      --       8,333        11,489
President of Engineered Fabrics        1995      132,767      55,500      --          --        10,520
Corporation                            1994      127,000          --      --          --        10,545

- ---------------
(a) Includes the following: (i) Company contributions to individual 401(k) plan accounts for fiscal years 1996, 1995 and 1994, respectively: Mr. K. Schwartz -- $3,996, $3,375 and $3,225; Mr. Fogelsanger -- $4,050, $3,475
     and $2,719; Mr. Welsch -- $4,050, $3,446 and $1,848; Mr. Martin -- $4,050,
     $3,110 and $3,161; (ii) the value of supplemental life insurance programs for fiscal years 1996, 1995 and 1994, respectively: Mr. K.
     Schwartz -- $200, $190 and $179; Mr. Fogelsanger -- $18,779, $15,967 and
     $16,230; Mr. Welsch -- $1,107, $360 and $178; Mr. Martin -- $7,439, $7,410
     and $7,384; and (iii) $33,376 paid to Mr. Welsch for moving expenses incurred in connection with his employment.

(b) The Company has an Advisory Agreement with BLS which provides for the payment of an aggregate of $200,000 per month of compensation to BLS and persons designated by him (including certain other executive officers of Loral Space who are active in the management of the Company) in exchange for acting as directors and providing advisory services to the Company and its subsidiaries. BLS has designated that $100,000 of the aggregate advisory fee be paid to Mr. K. Schwartz, which is included in his fiscal years 1996 and 1995 salaries.

(c) Compensation for fiscal year 1994 for Mr. Welsch reflects less than a full year, as his employment date was September 8, 1993.

                       OPTION GRANTS IN LAST FISCAL YEAR

     There were no grants of stock options by the Company, during fiscal year 1996, to the named executive officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTIONS VALUES

                                                                                                 VALUE OF
                                                                               NUMBER OF        UNEXERCISED
                                                                              UNEXERCISED      IN-THE-MONEY
                                                                              OPTIONS AT        OPTIONS AT
                                                                              FY-END (#)       FY-END ($)(1)
                                              SHARES                         -------------     -------------
                                           ACQUIRED ON         VALUE         EXERCISABLE/      EXERCISABLE/
NAME                                       EXERCISE (#)     REALIZED ($)     UNEXERCISABLE     UNEXERCISABLE
- ----                                       ------------     ------------     -------------     -------------
Bernard L. Schwartz......................        0                0                    0            0/0
Kenneth M. Schwartz......................        0                0            1,125/375            0/0
Donald E. Fogelsanger....................        0                0            2,250/250            0/0
Ronald E. Welsch.........................        0                0              125/375            0/0
Roger C. Martin..........................        0                0            1,250/250            0/0

- ---------------
(1) None of the Company's stock is currently publicly traded. All options were granted at book value computed as of March 13, 1989.

LONG-TERM INCENTIVE PLAN AWARDS

     Under the Company's long-term incentive plan designed to provide an incentive to encourage attainment of Company objectives and retain and attract key executives of the Company, a limited number of persons participate in a Deferred Bonus Plan. Under the terms of the plan, generally no awards are allocated to any participant unless the Company has achieved at least a 10% growth in earnings before interest, taxes and amortization over the prior fiscal year. Awards vest and are paid (unless deferred by recipient direction) in three equal annual installments starting on January 15th following each fiscal year-end. All nonvested amounts are forfeited upon termination of employment for any reason other than death or disability prior to the vesting date. The following awards were earned for the individuals named in the Summary Compensation Table during fiscal years 1996 and 1995, respectively: Mr. K. Schwartz, $45,000 and $40,000; Mr. Fogelsanger, $50,000 and $40,000; Mr. Welsch, $36,000 and $30,000; and Mr. Martin, $27,000 and $25,000.

THE RETIREMENT PLAN

     The Company established, effective May 1, 1989, as amended, the K & F Industries Retirement Plan for Salaried Employees (the "Plan"), a defined benefit pension plan. The Company has received a favorable determination letter from the Internal Revenue Service that the Plan is a qualified plan under the Internal Revenue Code. The terms of the Plan are as follows: a non-contributory benefit and a contributory benefit. The cost of the former is borne by the Company; the cost of the latter is borne partly by the Company and partly by the participants. Salaried employees who have completed at least six months of service and satisfied a minimum earnings level are eligible to participate in the contributory portion of the Plan; salaried employees become participants in the non-contributory portion on their date of hire. The Plan provides a benefit of $20.00 per month for each year of credited service. For participants who contribute to the Plan, in addition to the benefit of $20.00 per month for each year of credited service, the Plan provides an annual benefit equal to the greater of: 60% of the participant's aggregate contributions; or, average compensation earned (while contributing) during the last 10 years of employment in excess of 90% of the Social Security Wage Base amount multiplied by the sum of (i) 2.4% times years of continuous service up to 10; (ii) 1.8% times additional years of such service up to 20; (iii) 1.2% times additional years of such service up to 30; and (iv) 0.6% times all additional such service above 30 years.

     Effective January 1, 1990, the Plan was amended for eligible employees of the Company and Aircraft Braking Systems to provide an annual benefit equal to
(i) the accrued benefit described above as of December 31, 1989; (ii) a non-contributory benefit for each year of credited service after January 1, 1990, of 0.7% of annual earnings up to the Social Security Wage Base or $288, whichever is greater; (iii) for each year of continuous service on and after January 1, 1990, a contributory benefit of (a) for 14 years of continuous service or less, 1.05% of annual earnings between $19,800 and the Social Security Wage Base plus 2.25% of annual earnings above the Social Security Wage Base, and (b) for more than 14 years of continuous service, 1.35% of annual earnings between $19,800 and the Social Security Wage Base plus 2.65% of annual earnings above the Social Security Wage Base. In no event will the amount calculated in (iii) above be less than 60% of the participant's aggregate contributions made on and after January 1, 1990. Benefits are payable upon normal retirement age at age 65 in the form of single life or joint and survivor annuity or, at the participant's option with appropriate spousal consent, in the form of an annuity with a term certain. A participant who has (i) completed at least 30 years of continuous service, (ii) attained age 55 and completed at least 10 years of continuous service or (iii) attained age 55 and the combination of such participant's age and service equals at least 70 years, is eligible for early retirement benefits. If a participant elects early retirement before reaching age 62, such benefits will be reduced except that the non-contributory benefits of a participant with at least 30 years of credited service will not be reduced. In addition, employees who retire after age 55 but before age 62 with at least 30 years of service are entitled to a supplemental non-contributory benefit until age 62. Annual benefits under the Company Retirement Plan are subject to a statutory ceiling of $120,000 per participant. Participants are fully vested in their accrued benefits under the Company Retirement Plan after five years of credited service with the Company.

     The individuals named in the Summary Compensation Table also participate in a supplemental plan which generally makes up for certain reductions in such benefits caused by Internal Revenue Code limitations. Estimated annual benefits upon retirement for these individuals who are participants in the amended plan of the Company and Aircraft Braking Systems and the supplemental plan, are $200,000 for Mr. Schwartz; $109,000 for Mr. Fogelsanger; and $32,000 for Mr. Welsch. BLS does not participate in either plan. The retirement benefits have been computed on the assumption that (i) employment will be continued until normal retirement at age 65; (ii) current levels of creditable compensation and the Social Security Wage Base will continue without increases or adjustments throughout the remainder of the computation period; and (iii) participation in the contributory portion of the plan will continue at current levels. The Company has a similar plan at Engineered Fabrics in which Mr. Martin participates. Estimated annual benefits for Mr. Martin are $83,000 using assumptions (i), (ii) and (iii) above.

     For purposes of eligibility, vesting and benefit accrual, participants receive credit for years of service with Loral Corporation and Goodyear. At retirement, retirement benefits calculated according to the benefit formula described above are reduced by any retirement benefits payable from The Goodyear Tire & Rubber Company Retirement Plan For Salaried Employees.

COMPENSATION OF DIRECTORS

     The Board of Directors held four meetings during the fiscal year ended March 31, 1996. Non-equity members of the Board of Directors receive annual fees of $12,000 per year. Messrs. Towbin, Washkowitz and Stern (three directors designated by LBH pursuant to the Stockholders Agreement) waived any compensation for services as a director for the fiscal year ended March 31, 1996. All directors are reimbursed for reasonable out-of-pocket expenses incurred in that capacity.

ADVISORY AGREEMENT

     The Company has an Advisory Agreement with BLS which provides for the payment of an aggregate of $200,000 per month of compensation to BLS and persons designated by him (including certain other executive officers of Loral Space who are active in the management of the Company) in exchange for acting as directors and providing advisory services to the Company and its subsidiaries. Such agreement will continue until BLS dies or is disabled or ceases to own at least 135,000 shares of common stock of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company has not in the past used a compensation committee to determine executive officer compensation. The payments to BLS, the Company's Chairman and Chief Executive Officer, are paid in accordance with the Advisory Agreement. All other executive compensation decisions are made by BLS in accordance with policies established in consultation with the Board of Directors.

                           OWNERSHIP OF CAPITAL STOCK

     The following table sets forth the ownership of the capital stock of the Company as of June 1, 1996.

                                              NUMBER OF      NUMBER OF      NUMBER OF
                                               SHARES         SHARES         SHARES         PERCENTAGE
                                             OF CLASS A     OF CLASS B    OF PREFERRED     OWNERSHIP OF
                                            COMMON STOCK   COMMON STOCK     STOCK(a)     CAPITAL STOCK(b)
                                            ------------   ------------   ------------   ----------------
Bernard L. Schwartz.......................     553,343(c)          --              --          27.12%
*Lehman Brothers Merchant Banking
  Portfolio Partnership L.P.(d)...........          --             --         478,387          23.45
*Lehman Brothers Offshore Investment
  Partnership L.P.(e).....................          --             --         129,745           6.36
*Lehman Brothers Offshore Investment
  Partnership -- Japan L.P.(e)............          --             --          49,348           2.42
*Lehman Brothers Capital Partners II,
  L.P.(f).................................          --             --         325,156          15.94
CBC Capital Partners, Inc.................           1             --          44,999           2.21
Loral Space & Communications Ltd. ........          --        458,994              --          22.50
                                               -------        -------       ---------         ------
     Total................................     553,344        458,994       1,027,635         100.00%
                                               =======        =======       =========         ======

- ---------------
  * Collectively referred to as the "Lehman Investors."

(a) The preferred stock is convertible into Class A common stock on a one-for-one basis.

(b) Assumes that the preferred stock has been converted into voting common stock.

(c) BLS has granted options to officers and directors of the Company and its subsidiaries, at a per share exercise price of $40, for an aggregate of 50,500 shares of the voting common stock owned by BLS. The agreements pursuant to which such options are issued (i) provide that the option is exercisable in whole or in part at any time prior to the tenth anniversary of the date of such agreement and (ii) restrict the transfer of the option and any shares purchased upon exercise of the option. The option agreements further provide that BLS will retain all voting rights with respect to shares sold to an option holder upon exercise of an option.

(d) LB I Group Inc. is the general partner of the limited partnership and is an indirect, wholly owned subsidiary of LBH.

(e) Lehman Brothers Offshore Partners Ltd. is the general partner of the limited partnership and is an indirect, wholly owned subsidiary of LBH.

(f) LBH is the general partner of the limited partnership. The limited partnership is a fund for employees of LBH and its affiliates.

STOCKHOLDERS AGREEMENT

     The Company, BLS, the Lehman Investors, CBC Capital Partners, Inc. and Loral Space (each, a "Stockholder") entered into an Amended and Restated Stockholders Agreement (the "Stockholders Agreement") dated as of September 2, 1994, which contains certain restrictions with respect to the transferability of the Company's capital stock, certain rights granted by the Company with respect to such shares and certain voting and other arrangements. The Stockholders Agreement will terminate as of such time as more than 75% of the shares of common stock and shares of common stock issuable upon the exercise of options or rights to acquire common stock or upon conversion of convertible securities ("Common

Equivalents") then outstanding have been sold pursuant to one or more public offerings, except that the registration rights continue as to any common stock held by parties thereto as long as they own their shares, and the voting provisions contained in the Stockholders Agreement terminate on September 2, 2004.

     The Stockholders Agreement provides that the Company's Board of Directors be comprised initially of seven directors. BLS is entitled to (i) appoint a majority of the directors as long as he and his affiliates own at least 135,000 shares of common stock, (ii) three directors as long as he and his affiliates own at least 100,000 shares of common stock, and (iii) one director as long as he and his affiliates own any shares of common stock. The Lehman Investors are entitled to (i) appoint three directors as long as they collectively own at least 100,000 Common Equivalents, (ii) a majority of the directors if (a) they own at least 135,000 shares of common stock and (b) BLS dies or becomes disabled or owns less than 135,000 shares of Common Equivalents, and (iii) one director as long as they own any Common Equivalents. If and for so long as Loral Space and its affiliates own any shares of voting common stock, at the request of Loral Space, the number of members of the Board of Directors shall be increased to nine, Loral Space shall be entitled to designate one member of the Board of Directors, and the remaining member shall be designated by the stockholder which at such time has the right to designate a majority of the Board of Directors. The Company's By-laws provide that the following corporate actions will require the vote of at least one Lehman Investor designated director including (with certain limited exceptions) (i) mergers, consolidations or recapitalization,
(ii) issuances of capital stock or preferred stock, (iii) repurchases of and dividends on capital stock, (iv) issuance of employee options representing more than 50,000 shares of common stock, (v) dissolution or liquidation of the Company, (vi) acquisition, sale or exchange of assets in excess of $5,000,000,
(vii) the incurrence of debt or liens in excess of $10 million in the aggregate,
(viii) the making of loans, investments or capital expenditures in excess of $10 million, (ix) transactions with affiliates and (x) prepayments of or amendments to any amount of financing in excess of $10 million. The Stockholders Agreement provides that the Charter and By-laws of the Company in effect on March 13, 1989 may not be amended without the consent of the Lehman Investors designated director for so long as the Lehman Investors or their affiliates own at least 100,000 shares of the outstanding capital stock.

     The Stockholders Agreement provides each Stockholder with a right of first refusal with respect to certain transfers of Common Stock or Common Equivalents. In addition, subject to certain limitations, if any Stockholder or group of Stockholders proposes to transfer securities representing more than 15% of the Common Equivalents, then each other Stockholder is permitted to transfer to the proposed transferee their pro rata share of Common Equivalents at the price and on the other terms of the proposed transfer.

     The Stockholders Agreement provides that either BLS or the Lehman Investors (the "Put Party") may request an appraisal of the value of the capital stock of the Company (the "Appraised Value") and may notify the other party of its desire to sell all of its and its transferee's capital stock for a pro rata share of such Appraised Value. The other party may elect to purchase such capital stock, arrange for the purchase of such capital stock by a third party or notify the Put Party that it does not intend to purchase such capital stock. If such election is made such party must use its best efforts to purchase or arrange for the purchase of such capital stock. If such capital stock is not purchased within a specified period, BLS and the Lehman Investors shall cause the Company to be sold if such sale can be arranged for a price at least equal to the Appraised Value. Any sale of the Company as an entirety shall include all Stockholders and the proceeds thereof shall be allocated among the Stockholders in accordance with their stock ownership.

     Stockholders of specified percentages of capital stock may demand registration rights. The Stockholders Agreement also grants the Stockholders incidental registration rights with respect to shares of capital stock held by them; provided that the Stockholders not exercising such rights have the right to purchase the shares which are the subject of such registration rights pursuant to the right of first offer provided in the Stockholders Agreement. The Stockholders Agreement contains customary terms and provisions with respect to such registration rights.

     Pursuant to the Stockholders Agreement, Stockholders have certain preemptive rights, subject to certain exceptions, with respect to future issuances of shares or share equivalents of capital stock so that such Stockholders may maintain their proportional equity ownership interest in the Company.

                              CERTAIN TRANSACTIONS

GENERAL

     BLS owns 27.12% of the capital stock of the Company and pursuant to the Stockholders Agreement has the right to designate a majority of the Board of Directors of the Company. In addition, BLS serves as Chairman of the Board of Directors and Chief Executive Officer of the Company and devotes such time to the business and affairs of the Company as he deems appropriate. BLS is also Chairman and Chief Executive Officer of Loral Space. Prior to that he was Chairman and Chief Executive Officer of Loral Corporation. Because BLS is Chairman of the Board of Directors and has the right to designate a majority of the Directors to the Board of the Company, he has operating control of the Company.

     In May 1996, the Company purchased $343,000 principal amount of 13 3/4% Debentures from A. Robert Towbin, who is a member of the Board of Directors of the Company, at a price of 103.65% of the principal thereof plus accrued interest.

     The Company has agreed to pay Ronald H. Kisner, a member of the Board of Directors of the Company, a monthly retainer of $6,000 during fiscal year 1997 for legal services.

     On September 2, 1994, the Company retired the $65.4 million principal amount of Convertible Debentures held by Loral Corporation.

     The Company has an Advisory Agreement with BLS which provides for the payment of an aggregate of $200,000 per month of compensation to BLS and persons designated by him (including certain other executive officers of Loral Space who are active in the management of the Company) in exchange for acting as directors and providing advisory services to the Company and its subsidiaries. Such agreement will continue until BLS dies or is disabled or ceases to own at least 135,000 shares of common stock of the Company.

     The Company has a bonus plan pursuant to which the Company's Board of Directors awards bonuses to BLS and other advisors ranging from 5% to 10% of earnings in excess of $50 million before interest, taxes and amortization. Bonuses earned under this plan were $200,000 in the aggregate in fiscal year 1996.

     Pursuant to a financial advisory agreement between Lehman Brothers and the Company, Lehman Brothers acts as exclusive financial adviser to the Company. The Company pays Lehman Brothers customary fees for services rendered on an as-provided basis. The agreement may be terminated by the Company or Lehman Brothers upon certain conditions. No payments were made during the three years ended March 31, 1996.

     Pursuant to agreements between the Company and Loral Corporation, the parties provided services to each other and shared certain expenses relating to a production program, real property occupancy, benefits administration, treasury, accounting and legal services. The related charges agreed upon by the parties were established to reimburse each party on the actual cost incurred without profit or fee. The Company believes the arrangements with Loral Corporation were as favorable to the Company as could have been obtained from unaffiliated parties. Billings from Loral Corporation were $3.6 million, $3.0 million and $3.0 million in fiscal years 1996, 1995 and 1994, respectively. Billings to Loral Corporation were $2.7 million, $0.2 million and $1.1 million in fiscal years 1996, 1995 and 1994. Purchases from Loral Corporation were $2.2 million, $1.9 million and $4.2 million in fiscal years 1996, 1995 and 1994. Included in accounts receivable and accounts payable at March 31, 1996 is $3.5 million and $2.3 million. Included in accounts receivable and accounts payable at March 31, 1995 is $0.7 million and $1.8 million. The Company will continue these arrangements and reimburse Loral Space for real property occupancy, benefits administration and legal services.

     On April 22, 1996, Lockheed Martin acquired the defense electronics and systems integration businesses of Loral Corporation which included the Akron, Ohio facility. The various occupancy and service agreements affecting the Akron, Ohio, facility will remain in full force and effect. The Company will continue to reimburse Lockheed Martin for real property occupancy, and costs relating to shared easements and services.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Old Notes were, and the New Notes will be, issued pursuant to an Indenture (the "Indenture") between the Company and Fleet National Bank, as trustee (the "Trustee"), in a private transaction that is not subject to the registration requirements of the Securities Act. See "Notice to Investors." The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain provisions providing for the payment of Liquidated Damages under certain circumstances relating to the Registration Rights Agreement, which provisions will terminate upon the consummation of the Exchange Offer.

     The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture and Registration Rights Agreement is available as set forth under "-- Available Information." The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The Notes rank senior to or pari passu in right of payment with all subordinated Indebtedness of the Company. The Notes are subordinated in right of payment to all Senior Indebtedness of the Company, including all obligations of the Company under the Amended and Restated Credit Agreement and the Senior Notes.

     The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. The Notes are effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $140 million and will mature on September 1, 2004. Interest on the Notes accrues at the rate of 10 3/8% per annum and is payable semi-annually in arrears, in cash on March 1 and September 1, commencing on March 1, 1997, to Holders of record on the immediately preceding February 15 and August 15. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes is payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes are issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

     The Notes are not redeemable at the Company's option prior to September 1, 2000. Thereafter, the Notes are subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on September 1 of the years indicated below:

            YEAR                                                        PERCENTAGE
            ----                                                        ----------
            2000......................................................    105.188%
            2001......................................................    103.458%
            2002......................................................    101.729%
                                                                          -------
            2003 and thereafter.......................................    100.000%
                                                                          =======

     Notwithstanding the foregoing, at any time on or prior to August 15, 1999, the Company may redeem up to an aggregate of $49 million in principal amount of Notes at a redemption price of 110.375% of the principal amount thereof, in each case plus accrued and unpaid interest thereon to the redemption date, with the net proceeds of an initial public offering of common stock of the Company; provided that at least $91 million in aggregate principal amount of Notes remain outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 45 days of the date of the closing of such initial public offering of common stock of the Company.

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of purchase (the "Change of Control Payment Date"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the

Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture provides that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of the Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Amended and Restated Credit Agreement limits the ability of the Company to purchase any Notes and also provides that certain change of control events with respect to the Company would constitute a default thereunder. In addition, the Senior Notes restrict the ability of the Company to purchase or redeem the Notes. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Amended and Restated Credit Agreement and the Senior Note Indenture. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

  Asset Sales

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, engage in an Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 70% of the consideration therefor received by the Company or such Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet), of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets and (y) any notes, securities or other obligations received by the Company or any such Subsidiary from such transferee that are immediately (subject to normal settlement periods) converted by the Company or such Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

     The Company may apply such Net Proceeds, at its option, within 360 days after the receipt of any Net Proceeds from an Asset Sale, (a) to permanently reduce Senior Indebtedness or (b) to invest in the business or businesses of the Company or any of its Subsidiaries or any business directly related to any business then conducted by the Company or any of its Subsidiaries or any business related to the aircraft industry or used for working capital purposes. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Revolving Indebtedness or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

SUBORDINATION

     The payment of principal of, premium, if any, and interest on the Notes is subordinated in right of payment as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter.

     Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness (including in certain instances any interest accruing subsequent to an event of bankruptcy whether or not such interest is an allowed claim enforceable against the debtor under the United States bankruptcy code) shall first be paid in full in cash or Cash Equivalents, or payment provided for in cash or Cash Equivalents, before the Holders or the Trustee on behalf of the Holders shall be entitled to receive any payment by the Company of the principal of, premium, if any, or interest on the Notes, or to acquire or redeem any of the Notes for cash or property (except that, if there is no Senior Indebtedness outstanding under the Senior Notes, Holders of Notes may receive securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and any securities issued in exchange for such securities). Before any payment may be made by, or on behalf of, the Company of the principal of, premium, if any, or interest on the Notes upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Notes or the Trustee on their behalf would be entitled, but for the subordination provisions of the Indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to the trustee or trustees under any indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all such Senior Indebtedness in full in cash or Cash Equivalents after giving effect to any concurrent payment, distribution or provision therefor, to or for the holders of such Senior Indebtedness.

     If any default in the payment of any principal of or interest on any Senior Indebtedness outstanding under the Senior Notes, any Specified Senior Indebtedness or any Designated Senior Indebtedness when due and payable, whether at maturity, upon any redemption, by declaration or otherwise, occurs and is continuing, no payment shall be made by the Company with respect to the principal of or interest on, or other amounts owing with respect to, the Notes or to redeem or acquire any of the Notes for cash or property or otherwise (except, in each case, if there is no Senior Indebtedness outstanding under the Senior Notes, payments made in such subordinated securities). If any event of default occurs and is continuing under any Designated Senior Indebtedness other than a default in payment of the principal of or interest on any Designated Senior Indebtedness (or if such an event of default would occur upon any payment of any kind or character with respect to the Notes), as such event of default is defined in such Designated Senior Indebtedness, permitting the holders thereof to accelerate the maturity thereof and if the holder or holders or a representative of such holder or holders gives written notice of the event of default to the Company and the Trustee (a "Default Notice"), then, unless and until such event of default has been cured or waived or has ceased to exist or the Trustee receives notice from the holder or holders of the relevant Designated Senior Indebtedness (or a representative of such holder or holders) terminating the Blockage Period (as defined below), during the 179 day period after the delivery of such Default Notice (the "Blockage Period"), the Company, or any person acting on its behalf, shall not, (x) make any payment of or with respect to the principal of or interest on, or other amounts owing with respect to the Notes, or (y) acquire any of the Notes for cash or property or otherwise (except, if there is no Senior Indebtedness outstanding, under the Senior Notes, in each case, payments made in such subordinated securities). At the expiration of such Blockage Period, the Company shall, as set forth in the Indenture, promptly pay to the Trustee all sums which the Company would have been obligated to pay during such Blockage Period but for this paragraph. Only one such Blockage Period may be commenced with any 360 consecutive days. For all purposes of this paragraph, no event of default which existed or was continuing with respect to the Designated Senior Indebtedness to which the Blockage Period relates on the date such Blockage Period commenced shall be or be made the basis for the commencement of any subsequent Blockage Period by the holder or holders of such Designated Senior Indebtedness (or a representative of such holder or holders) unless such event of default is cured or waived for a period of not less than 90 consecutive days.

     The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. As of June 30, 1996, after giving pro forma effect to the Offering, application of the net proceeds therefrom and borrowings under the Amended and Restated Credit Agreement, the principal amount of Senior Indebtedness outstanding would have been approximately $160 million. The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its subsidiaries can incur. See " -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

     No Senior Subordinated Debt. The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Indebtedness and senior in any respect in right of payment to the Notes.

CERTAIN COVENANTS

  Restricted Payments

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock), dividends or distributions payable to the Company or any Subsidiary of the Company or dividends or distributions payable by a Subsidiary of the Company to its shareholders on a pro rata basis); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except at stated maturity; or
(iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) with respect to Restricted Payments described in clauses (i) and
     (ii) of the immediately preceding paragraph, the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (including the Restricted Payments permitted by the next paragraph, but excluding Restricted Payments permitted by clauses (ii),
     (iii) and (iv) of the next paragraph), is less than the sum of (i) an amount equal to the difference (but not less than zero) between (A) Cumulative Operating Cash Flow and (B) the product of 1.3 times Cumulative Total Interest Expense, plus (ii) 100% of the aggregate net proceeds, including the fair market value of property other than cash as determined in good faith by the Board of Directors whose determination shall be conclusive and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee, received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities issued subsequent to the date of the Indenture that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (iv) $15 million.

     The foregoing provisions do not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c) (ii) of the preceding paragraph; (iii) the defeasance, redemption or repurchase of pari passu or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent issuance (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c) (ii) of the preceding paragraph; (iv) investments, loans or advances to joint ventures of the Company or any of its Subsidiaries in an aggregate amount at any time not to exceed $20 million; and (v) the repurchase of shares of, or options to purchase shares of, the Company's common stock or the common stock of Loral Space held by employees of the Company (other than any member of the BLS Group) or any of its Subsidiaries pursuant to the forms of agreements under which such employees purchase, or are granted the option to purchase, shares of such common stock in an aggregate amount not to exceed $2 million in any fiscal year; provided that the amount available in any given fiscal year shall be increased by the excess, if any, of (A) $2 million over (B) the amount used pursuant to this clause (v) in the immediately preceding fiscal year.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined in good faith by the Board of Directors, which determination shall be conclusive and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) or Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any of its Subsidiaries may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and the Company's subsidiaries may issue shares of Preferred Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 1.7 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period;

     The foregoing provisions do not apply to:

          (i) the incurrence by the Company or its Subsidiaries of Indebtedness and letters of credit pursuant to the Amended and Restated Credit Agreement (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company or its Subsidiaries thereunder) in an aggregate principal amount not to exceed $110 million, less the aggregate amount of all proceeds of Assets Sales that have been applied since the date of the Indenture to permanently reduce the outstanding amount of such Indebtedness pursuant to the covenant described above under the caption "-- Asset Sales;"

          (ii) Existing Indebtedness;

          (iii) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred;

          (iv) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinate to the payment in full of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

          (v) Indebtedness under Guarantees in respect of obligations of joint ventures of the Company or any of its Subsidiaries in an aggregate principal amount not to exceed $20 million at any one time;

          (vi) (A) Indebtedness incurred to finance the purchase or construction of property, plant or equipment which will be treated as Consolidated Capital Expenditures of the Company so long as such Indebtedness is secured by a Lien on the property, plant or equipment so purchased or constructed and such Indebtedness does not exceed the value of such property, plant or equipment so purchased or constructed and such Lien shall not extend to or cover other assets of the Company or any of its Subsidiaries other than the property, plant or equipment so purchased or constructed and the real property, if any, on which the property so constructed or so purchased, is situated and the accessions, attachments, replacements and improvements thereto or (B) Indebtedness incurred in connection with any lease financing transaction in conjunction with the acquisition of new property; provided that such lease financing transaction is consummated within 60 days of such acquisition (whether such lease will be treated as an operating or capital lease in accordance with GAAP) and the aggregate of the Indebtedness incurred pursuant to clauses (A) and (B) does not exceed $15 million during any fiscal year (such amount is referred to as the "Maximum Amount"); provided that the Maximum Amount for each year shall be increased by the excess, if any, of (a) $30 million over (b) Consolidated Capital Expenditures for the immediately preceding two years;

          (vii) obligations incurred in the ordinary course of business under
     (A) trade letters of credit which are to be repaid in full not more than one year after the date on which such Indebtedness is originally incurred to finance the purchase of goods by the Company or a Subsidiary of the Company; (B) standby letters of credit issued for the purpose of supporting
     (1) workers' compensation liabilities of the Company or any of its Subsidiaries as required by law, (2) obligations with respect to leases of the Company or any of its Subsidiaries, (3) performance, payment, deposit or surety obligations of the Company or any of its Subsidiaries or (4) environmental liabilities of the Company or any of its Subsidiaries as required by law, not exceeding an aggregate amount of $15 million at any one time outstanding in addition to any amounts required by law; (C) performance bonds and surety bonds, and refinancings thereof; and (D) Guarantees of Indebtedness incurred in the ordinary course of business of suppliers, licensees, franchisees, or customers in an aggregate amount not to exceed $5 million;

          (viii) Indebtedness to repurchase shares, or cancel options to the purchase shares, of the Company's common stock or the common stock of Loral Space held by employees of the Company (other than any member of the BLS Group) or any of its Subsidiaries pursuant to the forms of agreements under which such employees purchase shares of the Company's common stock;

          (ix) the incurrence by the Company or any of its Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding; and

          (x) the incurrence by the Company or any of its Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $25 million.

     Notwithstanding the foregoing, the accretion or amortization of original issue discount under any Indebtedness, the payment of interest in additional Indebtedness or the accretion of the liquidation preference of Disqualified Stock or preferred stock, shall not be deemed an incurrence of Indebtedness, Disqualified Stock or preferred stock; provided, however, that such accretion or amortization or payment of interest is included in Fixed Charges.

  Liens

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) the Amended and Restated Credit Agreement as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Amended and Restated Credit Agreement as in effect on the date of the Indenture, (b) the Indenture and the Notes, (c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (e) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (f) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause
(iii) above on the property so acquired, or (g) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

  Merger, Consolidation, or Sale of Assets

     The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

  Transactions with Affiliates

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to directly or indirectly enter into any transaction involving aggregate consideration in excess of $1,000,000 with any Affiliate or holder of 5% or more of any class of Capital Stock of the Company (including any Affiliates of such holders) except for transactions (including any loans or advances by or to any Affiliate) in good faith the terms of which are fair and reasonable to the Company or such Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not such a Holder, an Affiliate of such Holder or Affiliate of the Company; provided that any such transaction shall be conclusively deemed to be on terms which are fair and reasonable to the Company or any of its Subsidiaries and on terms which are at least as favorable as the terms which could be obtained on an arm's length basis with Persons who are not such a Holder, an Affiliate of such Holder or Affiliate of the Company if such transaction is approved by a majority of the Company's directors (including a majority of the Company's disinterested and independent directors, if any); and provided further that with respect to the purchase or disposition of assets of the Company or any of its Subsidiaries having a net book value in excess of $5 million, if the Company does not have any disinterested and independent directors, in addition to approval of its board of directors, the Company shall obtain a written opinion of an Independent Financial Advisor stating that the terms of such transaction are fair and reasonable to the Company or its Subsidiary, as the case may be, and are at least as favorable to the Company or such Subsidiary, as the case may be, as could have been obtained on an arm's length basis with Persons who are not such a holder, an Affiliate of such holder or Affiliate of the Company. This covenant does not apply to (a) any transaction between the Company or any Affiliate thereof and any Lehman Investor, including, without limitation, the payment of fees to any Lehman Investor for financial and consulting services, (b) transactions between the Company or any of its Subsidiaries and any employee or director of, or consultant to, the Company or any of its Subsidiaries that are approved by the Board of Directors, (c) the payment of reasonable and customary regular fees to directors of the Company,
(d) any transaction between the Company and any of its Subsidiaries or between any of its Subsidiaries, (e) any transaction between the Company or any of its Subsidiaries and Loral Space as required by the Acquisition Agreement or (f) any Restricted Payment not otherwise prohibited by the "Restricted Payments" covenant.

  Payments for Consent

     The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Old Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company for 45 days after notice to comply with any of its other agreements in the Indenture or the Notes; (iv) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more;

(v) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vi) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately; provided, that so long as the Amended and Restated Credit Agreement is in effect, such declaration shall not become effective until the earlier of (i) five days after receipt of notice of such acceleration by the Agent and the Company or (ii) an acceleration of obligations under the Amended and Restated Credit Agreement. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to September 1, 2000 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to September 1, 2000, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption
"-- Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) or any of the related definitions will require the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth in the next paragraph, the Notes will initially be issued in the form of one Global Note (the "Global Note"). The Global Note will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     Notes that are issued as described below under "-- Certificated Securities" will be issued in the form of registered definitive certificates (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities may, unless the Global Note has previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the principal amount of Notes being transferred.

     The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only thorough the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants with portions of the principal amount of the Global Note and (ii) ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

     Payments in respect of the principal of, premium, if any, and interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

  Certificated Securities

     Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

  Same-Day Settlement and Payment

     The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, and interest, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Amended and Restated Credit Agreement" means that certain Credit Agreement, dated as of August 14, 1996, by and among Aircraft Braking Systems, Engineered Fabrics, Lehman Commercial Paper Inc., as documentation agent, The Chase Manhattan Bank, as administrative agent, and the lenders named therein, providing for up to $110 million of borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time with the same or different lenders.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback, other than a sale and leaseback of Aircraft Braking Systems' carbon manufacturing facilities so long as the present value of the rental obligations of the Company and its

Subsidiaries thereunder do not exceed $15 million) other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Change of Control" and/or the provisions described above under the caption "-- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $5 million or (b) for net proceeds in excess of $5 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Subsidiary or by a Subsidiary to the Company or to another Subsidiary, (ii) an issuance of Equity Interests by a Subsidiary to the Company or to another Subsidiary, and (iii) a Restricted Payment that is permitted by the covenant described above under the caption
"-- Restricted Payments" will not be deemed to be Asset Sales.

     "Bank" means any financial institution extending credit under the Amended and Restated Credit Agreement.

     "BLS" means Bernard L. Schwartz.

     "BLS Group" means (i) BLS's spouse and descendants (collectively, "relatives"); (iii) a trust of which there are no beneficiaries other than BLS and the relatives of BLS; (iv) a partnership of which there are no other partners other than BLS or the relatives of BLS; (v) a corporation of which there are no stockholders other than BLS or relatives of BLS; and (vi) any other Affiliate of BLS.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having a rating of at least A-3 from Moody's Investors Service, Inc. or P-3 from Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange
Act) other than the Permitted Investors, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Permitted Investors, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of the Company or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors. For purposes of this definition, any transfer of an Equity Interest of an entity that was formed for the purpose of acquiring voting stock of the Company will be deemed to be a transfer of such portion of such voting stock as corresponds to the portion of the equity of such entity that has been so transferred.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

     "Consolidated Interest Expense" of any Person for any period means interest expense (including amortization of original issue discount and non-cash interest payments or accruals and the interest portion of Capitalized Leases) of such Person and its Consolidated Subsidiaries, all as determined in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Cumulative Operating Cash Flow" means, for the period beginning June 30, 1996 through and including the end of the last fiscal quarter (taken as one accounting period) preceding the date of any proposed Restricted Payment, Operating Cash Flow for the Company and its Consolidated Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

     "Cumulative Total Interest Expense" means, for the period beginning June 30, 1996 through and including the end of the last fiscal quarter (taken as one accounting period) preceding the date of any proposed Restricted Payment, Consolidated Interest Expense for the Company and its Consolidated Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Indebtedness" means (i) Indebtedness under the Amended and Restated Credit Agreement and (ii) if there is no Indebtedness outstanding or active commitments to issue Indebtedness under the Amended and Restated Credit Agreement, any other Indebtedness constituting Senior Indebtedness which, at the time of determination has an aggregate principal amount outstanding of at least $25 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock so long as it is a debt security).

     "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Amended and Restated Credit Amendment) in existence on the date of the Indenture, including the Notes, until such amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum of (i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or redeems any

Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Indebtedness" means, without duplication, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of.

     "Lehman Brothers" means Lehman Brothers Inc.

     "Lehman Investor" means (i) Lehman Brothers, (ii) any Affiliate of Lehman Brothers and (iii) any merchant banking limited partnership affiliated with Lehman Brothers or any Affiliate of Lehman Brothers.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Loral Space" means Loral Space & Communications Ltd.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Operating Cash Flow" of any Person means, for any period, the sum of (a) Net Income of such Person and its consolidated Subsidiaries for such period, plus (b) provision for taxes based on income or profits included in computing Net Income of such Person for such period, plus (c) Consolidated Interest Expense of such Person for such period, plus (d) other non-cash charges deducted from consolidated revenues in determining Net Income of such Person for such period, in each case, determined on a consolidated basis in accordance with GAAP.

     "Permitted Investments" means (a) any Investment in the Company or in a Wholly Owned Subsidiary of the Company; (b) any Investment in Cash Equivalents;
(c) any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Subsidiary of the Company; (d) any Investment in common stock of Loral Space, provided that such common stock is awarded to employees of the Company or any of its Subsidiaries (either directly or indirectly pursuant to options or similar arrangements) as compensation in the ordinary course of business and provided further that the aggregate amount of such Investments does not exceed $2 million in any fiscal year and (e) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales."

     "Permitted Investor" means (i) any Person that is a member of the BLS Group or a Lehman Investor or (ii) Loral Space or any Subsidiary thereof.

     "Permitted Liens" means (i) Liens on assets of the Company or its Subsidiaries that secure Senior Indebtedness permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens existing on the date of the Indenture and any extensions or renewals thereof, provided that such Liens do not extend to or cover any other property or assets of the Company or any Subsidiary; (vi) statutory Liens or landlords and carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business; (vii) Liens for taxes, assessments, government charges or claims which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;
(viii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (ix) Liens created or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (x) easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any Significant Subsidiary incurred in the ordinary course of business; (xi) any attachment or judgment Lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay; (xii) any other Liens imposed by operation of law which do not materially affect the Company's ability to perform its obligations under the Notes and the Indenture; (xiii) rights of banks to set off deposits against debts owed to said bank; (xiv) Liens upon specific items of inventory or other goods and proceeds of the Company or its Subsidiaries securing the Company's or any Subsidiary's obligations in respect of bankers' acceptances issued or created for the account of any such Person to facilitate the purchase, shipment or storage of such inventory or other goods; (xv) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xvi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or one of its Subsidiaries relating to such property or assets and (xviii) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith and any associated redemption premium); (ii) except in the case of Permitted Refinancing Indebtedness incurred to refinance the Senior Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Senior Notes on terms at least as favorable to the Holders of Senior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Senior Indebtedness" means (i) all Indebtedness and other monetary obligations (whether now existing or hereafter incurred) of the Company on, under or in respect of, the Amended and Restated Credit Agreement and including all fees, expenses (including reasonable fees and expenses of counsel), claims, charges, indemnity obligations and interest accruing subsequent to the filing of a petition initiating any proceeding in bankruptcy, insolvency or like proceeding whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under Title 11 of the United States Code; (ii) all other Indebtedness of the Company (other than the Notes), whether presently outstanding or hereafter created, incurred or assumed, unless such Indebtedness, by its terms or the terms of the instrument creating or evidencing it is subordinate in right of payment to or pari passu with the Notes and (iii) any Hedging Obligations; provided that the term Senior Indebtedness shall not include (a) any Indebtedness of the Company which when incurred and without respect to any election under Section 11(b) of the Bankruptcy Code, was without recourse to the Company, (b) any Indebtedness of the Company to any of its Subsidiaries or Affiliates, (c) any Indebtedness of the Company not otherwise permitted by the covenants described under the captions "Certain
Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" and
"-- Subordination -- No Senior Subordinated Debt," (d) Indebtedness to any employee of the Company, (e) any liability for taxes and (f) trade payables.

     "Senior Notes" means the Company's 11 7/8 Senior Secured Notes due 2003.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Specified Senior Indebtedness" means any Indebtedness constituting Senior Indebtedness which, at the time of determination has an aggregate principal amount outstanding of at least $25 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Specified Senior Indebtedness."

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "13 3/4% Debentures" means the Company's 13 3/4% Senior Subordinated Debentures due 2001.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a summary of certain indebtedness of the Company and its subsidiaries that will be available or outstanding upon completion of the Offering and is qualified in its entirety by reference to the definitive agreements and instruments governing such indebtedness, copies of which are available upon request from the Company.

THE AMENDED AND RESTATED CREDIT AGREEMENT

     General. Aircraft Braking Systems and Engineered Fabrics (each, a "Borrower" and together, the "Borrowers") and the Lenders entered into the Amended and Restated Credit Agreement on August 14, 1996 on the terms and subject to the conditions set forth below. The Amended and Restated Credit Agreement provides for a term loan facility (the "Term Loan Facility") in an aggregate principal amount of $40 million and a revolving credit facility (the "Revolving Loan Facility") in an aggregate principal amount of $70 million. The Amended and Restated Credit Agreement is secured by a lien on the inventory, accounts receivable and certain other tangible assets of the Borrowers.

     The Term Loan Facility is repayable over a six-year period in quarterly installments commencing in June 1997. The Company is required to make mandatory prepayments in the event of certain asset sales, upon the incurrence of additional indebtedness, the issuance of certain securities and from excess cash flow.

     The ability of the Borrowers to borrow under the Revolving Credit Facility is based on the sum the "Borrowing Base" of stated percentages of their eligible accounts receivable and eligible inventory; provided that until September 30, 1998 the Borrowers will be able to borrow 120% of the Borrowing Base. Up to $15 million of the Revolving Credit Facility is available for standby and commercial letters of credit. The Revolving Credit Facility commitment will terminate on August 14, 2001.

     Borrowings under the Amended and Restated Credit Agreement bear interest, at the option of the Borrowers, at a rate equal to (a) the highest of (i) the publicly announced prime rate of The Chase Manhattan Bank ("Chase Manhattan"),
(ii) the secondary market rate for three-month certificates of deposit plus 1% and (iii) the federal funds rate plus 1/2 of 1%, plus an applicable margin, initially 1.75% per annum or (b) the rate at which eurodollar deposits for one, two, three or six months (as elected by the Borrowers) are offered by Chase Manhattan in the interbank eurodollar market plus an applicable margin, initially 2.25% per annum. Overdue amounts under the Amended and Restated Credit Agreement will bear interest at a rate equal to the rate then in effect with respect to such borrowings, plus 2% per annum.

     The Company paid to Chase Manhattan and Lehman Commercial Paper Inc. ("LCP") a commitment fee for the period from the date of the commitment letter to the closing of the Amended and Restated Credit Agreement in an amount equal to 0.50% per annum on $110 million and certain upfront fees. In addition, the Company will pay to the Lenders a quarterly commitment fee initially equal to 0.50% per annum of the unused portion of the Amended and Restated Credit Agreement; provided that such commitment fee will decrease to 3/8 of 1% per annum if the Company's consolidated leverage ratio is less than 3.50 to 1.00. The Company will pay a commission on all outstanding letters of credit of 2.50% per annum of the face amount of each letter of credit.

     The Amended and Restated Credit Agreement contains customary representations and warranties, covenants and conditions to borrowing. There can be no assurance that the conditions to borrowing under the Amended and Restated Credit Agreement will be satisfied.

     The Amended and Restated Credit Agreement contains a number of negative covenants which restrict the Company's subsidiaries from, among other things, incurring other indebtedness, entering into merger or consolidation transactions, disposing of all or substantially all of its assets, making certain restricted payments (other than dividends and such restricted payments by subsidiaries of the Company to the Company to enable the Company to make payments in respect of certain indebtedness and to make certain capital expenditures), creating any liens on the Borrowers' assets, creating guarantee obligations and material lease obligations and entering into sale and leaseback transactions and transactions with affiliates. In addition, the Amended and Restated Credit Agreement limits the ability of the Company to redeem the Senior Notes.

     The Amended and Restated Credit Agreement also requires the maintenance of certain quarterly financial and operating ratios, including: (i) a consolidated cash interest coverage ratio, (ii) a subsidiary interest coverage ratio and
(iii) a consolidated leverage ratio. Capital expenditures will be limited to $20 million in fiscal 1997 and $10 million in any fiscal year thereafter. In addition, the Amended and Restated Credit Agreement requires the Company to maintain a minimum consolidated adjusted net worth of not less than an amount equal to the sum of $22 million and 50% of annual consolidated net income.

     The Amended and Restated Credit Agreement also contains customary events of default, including default upon the nonpayment of principal, interest, fees or other amounts or the occurrence of a change of control.

SENIOR NOTES

     General. $100,000,000 aggregate principal amount of the Company's Senior Notes were issued pursuant to the Senior Note Indenture between the Company and The Bank of New York, as trustee (the "Senior Note Trustee"). The Senior Notes are direct obligations of the Company, secured in the manner described below, limited to $100,000,000 in aggregate principal amount. The Senior Notes mature on December 1, 2003, unless redeemed before such date. The Senior Notes bear interest at the rate of 11 7/8% from June 1, 1992 or from the most recent Interest Payment Date (as defined in the Senior Note Indenture) to which interest has been paid or duly provided for. Interest is payable semi-annually (to holders of record at the close of business on the May 15 and November 15 immediately preceding the interest payment date) on June 1 and December 1.

     Redemption. The Senior Notes may not be redeemed prior to June 1, 1997. On or after June 1, 1997 the Company at its option may, at any time, redeem all, or from time to time any part of, the Senior Notes at the following prices (expressed as percentages of the outstanding principal amount), together with accrued interest to the date fixed for redemption. If redeemed during the 12-month period commencing:

                JUNE                                           REDEMPTION PRICES
                ----                                           -----------------
                1997.......................................         105.28%
                1998.......................................         103.96%
                1999.......................................         102.64%
                2000.......................................         101.32%
                2001 and thereafter........................         100.00%

     Sinking Fund.  The Senior Notes are not subject to a sinking fund.

     Change of Control. Upon the occurrence of a Change of Control (as defined in the Senior Note Indenture), each holder of Senior Notes is entitled to require the Company to repurchase such holder's Senior Notes at a price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase.

     Ranking. The Senior Notes rank senior in right of collateral to all unsecured indebtedness of the Company and senior in right of collateral and payment to the 13 3/4% Debentures and will rank senior in right of collateral and payment to the Notes. The Senior Notes will be effectively subordinated to borrowings under the Amended and Restated Credit Agreement, and to the claims of other creditors of the Aircraft Braking Systems and Engineered Fabrics.

     Collateral and Security. Pursuant to a Pledge Agreement between the Company and the Senior Note Trustee, as Collateral Trustee, the Company has assigned and pledged to the Collateral Trustee for the benefit of the holders of the Senior Notes a security interest in all of the capital stock of Aircraft Braking Systems and Engineered Fabrics to secure performance of the Company's obligations under the Senior Note Indenture and the Senior Notes.

     Certain Covenants; Limitation on Debt. Under the Senior Note Indenture, subject to certain exceptions the Company is prohibited from, and shall not permit any of its subsidiaries to, incurring any indebtedness if, after giving effect thereto, (i) an Event of Default (as defined in the Senior Note Indenture) or an event that through the passage of time or the giving of notice or both, would become an Event of Default, shall have occurred and be continuing or (ii) the Consolidated Interest Coverage Ratio (as defined in the Senior Note Indenture) of the Company would be less than 1.70 to 1.

     Certain Covenants; Limitation on Restricted Payments.  Under the Senior
Note Indenture, subject to certain exceptions the Company is prohibited from, and will not permit any subsidiary to, make any restricted payment (which includes dividends or other distributions on shares of capital stock, the purchase, redemption, retirement or other acquisition of shares of capital stock, options, warrants, or indebtedness (other than those payments required under the 13 3/4% Debenture Indenture) and certain payments to affiliates), if, after giving effect thereto:

          (a) an Event of Default shall have occurred and be continuing under the Senior Note Indenture; and

          (b) the aggregate amount of all such restricted payments made by the Company and its subsidiaries from and after March 31, 1992 shall exceed the sum (without duplication) of: (i) an amount equal to the difference (but not less than zero) between (A) Cumulative Operating Cash Flow (as defined in the Senior Note Indenture) and (B) the product of 1.3 times Cumulative Total Interest Expense (as defined in the Senior Note Indenture); and (ii) the aggregate net proceeds, including the fair market value of property other than cash, received by the Company from the issuance or sale of its Capital Stock (as defined in the Senior Note Indenture) after March 31, 1992 and (iii) $15 million.

     Additional Covenants. The Senior Note Indenture contains certain covenants, including but not limited to covenants limiting the following: (i) the issuance of capital stock by Aircraft Braking Systems, (ii) the application of proceeds of certain asset sales, (iii) the incurrence of liens, (iv) the creation of restrictions on the ability of the Company's subsidiaries to make distributions and (v) the ability of the Company and its subsidiaries to engage in certain mergers or consolidations or to transfer all or substantially all of their assets to another person.

     Events of Default. The Senior Note Indenture contains default provisions typically found in secured financings. If an Event of Default is continuing under the Senior Note Indenture, either the Senior Note Trustee or the holders of 25% in aggregate principal amount of the Senior Notes then outstanding may declare all unpaid principal of, and accrued interest on, the Senior Notes to be due and payable immediately.

                              PLAN OF DISTRIBUTION


     Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such New Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes. Accordingly, any holder who is an affiliate of the Company or any holder using the Exchange Offer to participate in a distribution of the New Notes will not be able to rely on such interpretations by the staff to the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction. Notwithstanding the foregoing, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company.) The Company has agreed that, for a period of one year from the date of this Prospectus, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until December 11, 1996 (90 days from the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.


     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus as required, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of one year from the date of this Prospectus, the Company will send a reasonable number of additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company will pay all the expenses incident to the Exchange Offer (which shall not include the expenses of any holder in connection with resales of the New Notes). The Company has agreed to indemnify the Initial Purchasers and any broker-dealers participating in the Exchange Offer against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by O'Sullivan Graev & Karabell, LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements as of March 31, 1996 and 1995 and for the years ended March 31, 1996, 1995 and 1994, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated May 22, 1996 appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                                                                                        PAGE
                                                                                        ----
Consolidated Balance Sheets as of June 30, 1996 and March 31, 1996....................   F-2
Consolidated Statements of Operations for the three months ended June 30, 1996 and
  1995................................................................................   F-3
Consolidated Statements of Cash Flows for the three months ended June 30, 1996 and
  1995................................................................................   F-4
Notes to Consolidated Financial Statements............................................   F-5
Independent Auditors' Report..........................................................   F-8
Consolidated Balance Sheets as of March 31, 1996 and 1995.............................   F-9
Consolidated Statements of Operations for the years ended March 31, 1996, 1995 and
  1994................................................................................  F-10
Consolidated Statements of Stockholders' Deficiency for the years ended March 31,
  1996, 1995 and 1994.................................................................  F-11
Consolidated Statements of Cash Flows for the years ended March 31, 1996, 1995 and
  1994................................................................................  F-12
Notes to Consolidated Financial Statements............................................  F-13

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  JUNE 30,          MARCH 31,
                                                                    1996              1996
                                                                -------------     -------------
                                                                 (UNAUDITED)
ASSETS:
Current Assets:
  Cash and cash equivalents...................................  $   6,966,000     $   2,412,000
  Accounts receivable, net....................................     35,865,000        35,228,000
  Inventory...................................................     65,586,000        63,332,000
  Other current assets........................................        456,000           832,000
                                                                 ------------      ------------
Total current assets..........................................    108,873,000       101,804,000
                                                                 ------------      ------------
Property, plant and equipment.................................    129,392,000       125,124,000
  Less, accumulated depreciation and amortization.............     62,266,000        60,080,000
                                                                 ------------      ------------
                                                                   67,126,000        65,044,000
                                                                 ------------      ------------
Deferred charges, net of amortization.........................     23,467,000        24,082,000
Cost in excess of net assets acquired, net of amortization....    200,591,000       202,119,000
Intangible assets, net of amortization........................     22,142,000        22,988,000
                                                                 ------------      ------------
                                                                $ 422,199,000     $ 416,037,000
                                                                 ============      ============
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current Liabilities:
  Accounts payable, trade.....................................  $  14,634,000     $  12,485,000
  Interest payable............................................     11,419,000         8,217,000
  Other current liabilities...................................     44,363,000        44,775,000
                                                                 ------------      ------------
Total current liabilities.....................................     70,416,000        65,477,000
                                                                 ------------      ------------
Postretirement benefit obligation other than pensions.........     74,875,000        75,390,000
Other long-term liabilities...................................     21,638,000        20,871,000
Senior revolving loan.........................................     10,000,000        14,000,000
11 7/8% senior secured notes due 2003.........................    100,000,000       100,000,000
13 3/4% senior subordinated debentures due 2001...............    179,657,000       180,000,000
Stockholders' Deficiency:
  Preferred stock, $.01 par value-authorized, 1,050,000
     shares; issued and outstanding, 1,027,635 shares
     (liquidation preference of $60,110,000)..................         10,000            10,000
  Common stock, Class B, $.01 par value-authorized, 460,000
     shares; issued and outstanding, 458,994 shares
     (liquidation preference of $26,848,000)..................          5,000             5,000
  Common stock, Class A, $.01 par value-authorized, 2,100,000
     shares; issued and outstanding, 553,344 shares...........          6,000             6,000
  Additional paid-in capital..................................    155,350,000       155,350,000
  Deficit.....................................................   (178,779,000)     (184,049,000)
  Adjustment to equity for minimum pension liability..........    (10,572,000)      (10,572,000)
  Cumulative translation adjustment...........................       (407,000)         (451,000)
                                                                 ------------      ------------
Total stockholders' deficiency................................    (34,387,000)      (39,701,000)
                                                                 ------------      ------------
                                                                $ 422,199,000     $ 416,037,000
                                                                 ============      ============

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                    ---------------------------
                                                                     JUNE 30,        JUNE 30,
                                                                       1996            1995
                                                                    -----------     -----------
Sales.............................................................  $71,537,000     $62,293,000
Costs and expenses................................................   53,874,000      50,551,000
Amortization......................................................    2,601,000       2,615,000
                                                                    -----------     -----------
Operating income..................................................   15,062,000       9,127,000
Interest and investment income....................................       48,000         219,000
Interest expense..................................................   (9,620,000)    (10,645,000)
                                                                    -----------     -----------
Income (loss) before income taxes.................................    5,490,000      (1,299,000)
Income taxes......................................................     (220,000)             --
                                                                    -----------     -----------
Net income (loss).................................................  $ 5,270,000     $(1,299,000)
                                                                    ===========     ===========

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                    ---------------------------
                                                                     JUNE 30,        JUNE 30,
                                                                       1996            1995
                                                                    -----------     -----------
Cash flow from operating activities:
  Net income (loss)...............................................  $ 5,270,000     $(1,299,000)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization................................    4,787,000       4,805,000
     Non-cash interest expense -- amortization of deferred
      financing
       charges....................................................      388,000         375,000
     Changes in assets and liabilities:
       Accounts receivable, net...................................     (619,000)        114,000
       Inventory..................................................   (2,228,000)     (3,406,000)
       Other current assets.......................................      376,000         101,000
       Accounts payable, interest payable, and other current
        liabilities...............................................    4,939,000       1,592,000
       Postretirement benefit obligation other than pensions......     (515,000)       (608,000)
       Other long-term liabilities................................      767,000         822,000
                                                                    -----------     -----------
  Net cash provided by operating activities.......................   13,165,000       2,496,000
                                                                    -----------     -----------
Cash flows from investing activities:
  Capital expenditures............................................   (4,268,000)       (622,000)
  Deferred charges................................................           --          26,000
                                                                    -----------     -----------
  Net cash used in investing activities...........................   (4,268,000)       (596,000)
                                                                    -----------     -----------
Cash flows from financing activities:
  Payments of senior revolving loan...............................   (7,000,000)             --
  Borrowings under senior revolving loan..........................    3,000,000              --
  Payment of senior subordinated debentures.......................     (343,000)             --
  Deferred charges -- financing costs.............................           --        (300,000)
                                                                    -----------     -----------
  Net cash used in financing activities...........................   (4,343,000)       (300,000)
                                                                    -----------     -----------
Net increase in cash and cash equivalents.........................    4,554,000       1,600,000
Cash and cash equivalents, beginning of period....................    2,412,000       8,493,000
                                                                    -----------     -----------
Cash and cash equivalents, end of period..........................  $ 6,966,000     $10,093,000
                                                                    ===========     ===========
Supplemental cash flow information:
  Cash interest paid during period................................  $ 6,231,000     $ 6,020,000
                                                                    ===========     ===========

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The accompanying unaudited consolidated financial statements have been prepared by K & F Industries, Inc. and Subsidiaries (the "Company") pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to make the information presented not misleading. The consolidated statement of operations for the three months ended June 30, 1996 is not necessarily indicative of the results to be expected for the full year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto included elsewhere in this Prospectus.

2. Redemption of Debt

     In May 1996, the Company redeemed $343,000 principal amount of its 13 3/4% Senior Subordinated Debentures due 2001 (the "13 3/4% Debentures") from A. Robert Towbin, who is a member of the Board of Directors of the Company, at a price of 103.65% of the principal amount thereof plus accrued interest. In May 1996, the 13 3/4% Debentures were callable at a price of 103.75% of the principal amount.

     In July 1996, the Company called $9,657,000 principal amount of its 13 3/4% Debentures at a price of 102.5% of the principal amount thereof, effective August 1, 1996.

     The Company intends to redeem the remaining $170 million principal balance of its 13 3/4% Debentures in September 1996. The Company plans to offer $140 million of Senior Subordinated Notes due 2004 (the "New Notes") and amend and restate its credit agreement (the "Amended Credit Agreement") to provide for a $110 million facility. The proceeds from the sale of the New Notes and borrowings under the Amended Credit Agreement will be used to fund the redemption of the 13 3/4% Debentures. The Company would record an extraordinary charge of approximately $9.2 million for the write-off of unamortized financing costs and redemption premiums relating to the redemption of the 13 3/4% Debentures upon completion of the above contemplated transaction.

3. Recently Adopted Financial Accounting Pronouncements

     Effective April 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the recognition of an impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The adoption of SFAS No. 121 did not have a material effect on the Company's financial position or results of operations.

     Effective April 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages (but does not require) adoption of the fair value based method of accounting for stock-based compensation plans. Entities may continue to measure compensation costs for those plans using the intrinsic value based method of accounting, but must make pro forma disclosures of net income (loss) as if the accounting provisions of SFAS No. 123 had been adopted. The Company has elected to continue the intrinsic value method of accounting for stock-based compensation plans and provide the required pro forma disclosures. As a result, the adoption of SFAS No. 123 had no effect on the Company's financial position or results of operations.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

4. Receivables are summarized as follows:

                                                                 JUNE 30,        MARCH 31,
                                                                   1996            1996
                                                                -----------     -----------
    Accounts receivable, principally from commercial
      customers...............................................  $34,666,000     $32,704,000
    Accounts receivable, on U. S. Government and other
      long-term contracts.....................................    2,809,000       4,136,000
    Allowances................................................   (1,610,000)     (1,612,000)
                                                                -----------     -----------
                                                                $35,865,000     $35,228,000
                                                                ===========     ===========

5. Inventory consists of the following:

                                                                 JUNE 30,        MARCH 31,
                                                                   1996            1996
                                                                -----------     -----------
    Raw materials and work-in-process.........................  $42,141,000     $39,656,000
    Finished goods............................................    9,809,000      11,364,000
    Inventoried costs related to U.S. Government and other
      long-term
      contracts...............................................   13,636,000      12,312,000
                                                                -----------     -----------
                                                                $65,586,000     $63,332,000
                                                                ===========     ===========

     The Company customarily sells original wheel and brake equipment below cost as an investment in a new airframe which is expected to be recovered through the subsequent sale of replacement parts. These commercial investments (losses) are recognized when original equipment is shipped. Losses on U.S. Government contracts are immediately recognized in full when determinable.

     Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts relating to contracts with long production cycles, a portion of which will not be realized within one year.

6. Other current liabilities consist of the following:

                                                                 JUNE 30,        MARCH 31,
                                                                   1996            1996
                                                                -----------     -----------
    Accrued payroll costs.....................................  $14,770,000     $15,756,000
    Accrued taxes.............................................    7,337,000       7,783,000
    Accrued costs on long-term contracts......................    6,054,000       5,195,000
    Accrued warranty costs....................................    7,117,000       8,023,000
    Postretirement benefit obligation other than pensions.....    2,000,000       2,000,000
    Other.....................................................    7,085,000       6,018,000
                                                                -----------     -----------
                                                                $44,363,000     $44,775,000
                                                                ===========     ===========

7. Contingencies

     On December 15, 1995, the Company's Aircraft Braking Systems subsidiary commenced an action in the Court of Common Pleas, Summit County, Ohio against Hitco Technologies, Inc. ("Hitco") after Hitco threatened to breach existing supply contracts unless prices were renegotiated. Hitco claimed that Aircraft Braking Systems breached the supply arrangements by electing to begin to expand its own carbon production facility. The Aircraft Braking Systems' complaint, as amended, seeks damages in excess of $47 million, injunctive relief and specific performance requiring Hitco to perform its obligations pursuant to existing contracts and purchase orders. Hitco has counterclaimed in the matter seeking, among other things, damages

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES
up to $130 million for the alleged breach by Aircraft Braking Systems of alleged long-term contracts to purchase carbon. The Ohio court has issued a preliminary injunction ordering Hitco to perform its obligations pursuant to existing contracts and purchase orders without change in terms. Hitco is presently seeking to have the injunction vacated or modified, and/or a declaratory judgment terminating Hitco's obligation to supply Aircraft Braking Systems at prices previously pertaining. In a related action, Hitco commenced suit in Superior Court, Los Angeles County, California against Aircraft Braking Systems seeking substantially the same relief as is asserted in the Ohio action, and the California case has been stayed.

     Trial of the Ohio action is presently scheduled for January 1997 and discovery has been ongoing. Aircraft Braking Systems intends to vigorously seek dismissal of the California action and to proceed in the Ohio case to maintain the preliminary injunction and otherwise to protect Aircraft Braking Systems' carbon supply as well as to seek damages from Hitco. Based upon the court's opinion to date, advice of counsel and its own assessment of the matters in dispute, the Company does not expect the outcome of the litigation to be unfavorable to Aircraft Braking Systems.

     Aircraft Braking Systems has been purchasing substantially all of the carbon for its carbon brakes from Hitco under supply arrangements. It is anticipated that Hitco's obligation to continue to supply carbon will terminate by the latter of December 1996 or such time as the alleged breaches of contract by Hitco are remedied. The Company has commenced a major expansion of its existing carbon manufacturing facility in Akron, Ohio, which is expected to be completed during the first quarter of calendar year 1997 and, when fully operational, will provide the Company with sufficient capacity to meet substantially all, if not all, of its requirements for brake production at the current level of business. The Company is also developing an alternate supplier for carbon. While a loss of carbon supply for the carbon brakes manufactured by Aircraft Braking Systems would have a material, adverse effect on the Company's business and financial condition, because of the injunction obtained in the litigation with Hitco, and based on the development of an alternate supply source and the expansion of the Company's existing carbon facility, management does not believe that the Company's supply of carbon will be interrupted so as to cause a material disruption to the Company's business.

     There are various lawsuits and claims pending against the Company incidental to its business. Although the final results in such suits andeve proceedings cannot be predicted with certainty, in the opinion of the Company's management, the ultimate liability, if any, will not have a material adverse effect on the Company.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of K & F Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of K & F Industries, Inc. and subsidiaries (the "Company") as of March 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of K & F Industries, Inc. and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, New York
May 22, 1996

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                           MARCH 31,
                                                                   --------------------------
                                                                      1996           1995
                                                                   -----------    -----------
ASSETS
Current Assets:
  Cash and cash equivalents....................................... $  2,412,000   $  8,493,000
  Accounts receivable, net........................................   35,228,000     33,548,000
  Inventory.......................................................   63,332,000     61,767,000
  Other current assets............................................      832,000      1,106,000
                                                                   ------------   ------------
          Total current assets....................................  101,804,000    104,914,000
                                                                   ------------   ------------
Property, Plant and Equipment -- Net..............................   65,044,000     63,132,000
Deferred Charges -- Net of amortization of $9,452,000 and
  $6,975,000......................................................   24,082,000     26,508,000
Cost in Excess of Net Assets Acquired -- Net of amortization of
  $42,257,000 and $36,148,000.....................................  202,119,000    208,228,000
Intangible Assets -- Net of amortization of $24,035,000 and
  $20,645,000.....................................................   22,988,000     26,292,000
                                                                    -----------   ------------
Total Assets...................................................... $416,037,000   $429,074,000
                                                                   ============   ============
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current Liabilities:
  Accounts payable................................................ $ 12,485,000   $ 10,345,000
  Interest payable................................................    8,217,000      8,771,000
  Other current liabilities.......................................   44,775,000     37,773,000
                                                                   ------------   ------------
          Total current liabilities...............................   65,477,000     56,889,000
                                                                   ------------   ------------
Postretirement Benefit Obligation Other Than Pensions.............   75,390,000     77,717,000
Other Long-Term Liabilities.......................................   20,871,000     19,216,000
Long-Term Debt....................................................  294,000,000    310,000,000
Commitments and Contingencies (Notes 12 and 13)
Stockholders' Deficiency:
  Preferred stock, $.01 par value -- authorized, 1,050,000 shares;
     issued and outstanding, 1,027,635 shares (liquidation
     preference of $60,110,000)...................................       10,000         10,000
  Common stock, Class B, $.01 par value -- authorized, 460,000 shares; issued and outstanding, 458,994 shares
     (liquidation preference of $26,848,000)......................        5,000          5,000
  Common stock, Class A, $.01 par value -- authorized, 2,100,000
     shares; issued and outstanding, 553,344 shares...............        6,000          6,000
  Additional paid-in capital......................................  155,350,000    155,350,000
  Deficit......................................................... (184,049,000)  (182,643,000)
  Adjustment to equity for minimum pension liability..............  (10,572,000)    (7,192,000)
  Cumulative translation adjustment...............................     (451,000)      (284,000)
                                                                   ------------   ------------
          Total stockholders' deficiency..........................  (39,701,000)   (34,748,000)
                                                                   ------------   ------------
Total Liabilities and Stockholders' Deficiency.................... $416,037,000   $429,074,000
                                                                   ============   ============

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEARS ENDED MARCH 31,
                                                       ---------------------------------------
                                                          1996          1995          1994
                                                       -----------   -----------   -----------
Net sales...........................................   $264,736,000  $238,756,000  $226,131,000
Cost of sales.......................................    180,435,000   164,697,000   159,751,000
                                                       ------------  ------------  ------------
Gross margin........................................     84,301,000    74,059,000    66,380,000
Independent research and development................      9,767,000     8,363,000    12,858,000
Selling, general and administrative expenses........     22,564,000    19,208,000    22,421,000
Amortization........................................     10,415,000    10,411,000    10,884,000
                                                       ------------  ------------  ------------
Operating income....................................     41,555,000    36,077,000    20,217,000
Interest expense, net of interest income of
  $722,000, $374,000 and $96,000....................     41,048,000    46,250,000    51,953,000
                                                       ------------  ------------  ------------
Income (loss) before income taxes, extraordinary
  charge and cumulative effect of change in
  accounting principle..............................        507,000   (10,173,000)  (31,736,000)
Income taxes........................................             --            --            --
                                                       ------------  ------------  ------------
Income (loss) before extraordinary charge and
  cumulative effect of change in accounting
  principle.........................................        507,000   (10,173,000)  (31,736,000)
Extraordinary charge from early extinguishment of
  debt..............................................     (1,913,000)           --            --
Cumulative effect of change in method of accounting
  for the discounting of certain liabilities........             --            --    (2,305,000)
                                                       ------------  ------------  ------------
Net loss............................................   $ (1,406,000) $(10,173,000) $(34,041,000)
                                                       ============  ============  ============

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                   YEARS ENDED MARCH 31, 1996, 1995 AND 1994

                                        CLASS B            CLASS A                                      ADJUSTMENT
                PREFERRED STOCK       COMMON STOCK       COMMON STOCK                                  TO EQUITY FOR
               ------------------   ----------------   ----------------   ADDITIONAL                      MINIMUM      CUMULATIVE
                SHARES              SHARES             SHARES               PAID-IN                       PENSION      TRANSLATION
                ISSUED    AMOUNT    ISSUED    AMOUNT   ISSUED    AMOUNT     CAPITAL       DEFICIT        LIABILITY     ADJUSTMENT
               --------   -------   -------   ------   -------   ------   -----------   ------------   -------------   ----------
Balance,
 April 1,
 1993........   899,999   $9,000         --   $  --    484,616   $5,000   $89,986,000   $(138,429,000)  $ (3,052,000)  $(387,000)
 Net loss....                                                                             (34,041,000)
 Pension
adjustment...                                                                                             (4,415,000)
 Cumulative
  translation
adjustment...                                                                                                            (31,000)
               ---------  -------   -------   ------   -------   ------   ------------  -------------- --------------  ----------
Balance,
 March 31,
 1994........   899,999    9,000         --      --    484,616   5,000     89,986,000    (172,470,000)    (7,467,000)   (418,000)
 Net loss....                                                                             (10,173,000)
 Conversion
   of
 subordinated
  convertible
debentures...                       458,994   5,000                        52,602,000
 Issuance of
   preferred
   stock.....   127,636    1,000                                           10,799,000
 Issuance of
   common
   stock.....                                           68,728   1,000      1,963,000
 Pension
adjustment...                                                                                                275,000
 Cumulative
  translation
adjustment...                                                                                                            134,000
               ---------  -------   -------   ------   -------   ------   ------------  -------------- --------------  ----------
Balance,
 March 31,
 1995........  1,027,635  10,000    458,994   5,000    553,344   6,000    155,350,000    (182,643,000)    (7,192,000)   (284,000)
 Net loss....                                                                              (1,406,000)
 Pension
adjustment...                                                                                             (3,380,000)
 Cumulative
  translation
adjustment...                                                                                                           (167,000)
               ---------  -------   -------   ------   -------   ------   ------------  -------------- --------------  ----------
Balance,
 March 31,
 1996........  1,027,635  $10,000   458,994   $5,000   553,344   $6,000   $155,350,000  $(184,049,000)  $(10,572,000)  $(451,000)
               =========  =======   =======   ======   =======   ======   ============  ============== ==============  ==========

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED MARCH 31,
                                                     -----------------------------------------
                                                        1996           1995           1994
                                                     -----------    -----------    -----------
Cash Flows From Operating Activities:
  Net loss........................................   $(1,406,000)   $(10,173,000)  $(34,041,000)
  Adjustments to reconcile net loss to net cash
     provided by operating activities:
     Cumulative effect of change in accounting for
       the discounting of certain liabilities.....            --             --      2,305,000
     Depreciation.................................     8,506,000      8,432,000      9,643,000
     Amortization.................................    10,415,000     10,411,000     10,884,000
     Non-cash interest expense-convertible
       debentures.................................            --      3,950,000      8,443,000
     Non-cash interest expense-amortization of
       deferred financing charges.................     1,561,000      1,482,000      1,480,000
     Provision for losses on accounts
       receivable.................................     1,548,000         63,000        450,000
     Extraordinary charge from early
       extinguishment of debt.....................     1,913,000             --             --
     Changes in assets and liabilities:
       Accounts receivable........................    (3,296,000)      (767,000)    16,797,000
       Inventory..................................    (1,664,000)     5,919,000      9,638,000
       Other current assets.......................       274,000         90,000       (137,000)
       Accounts payable...........................     2,140,000      1,317,000     (5,298,000)
       Interest payable...........................      (554,000)       (47,000)      (438,000)
       Other current liabilities..................     7,002,000      2,791,000     (2,692,000)
       Postretirement benefit obligation other
          than pensions...........................    (2,327,000)    (2,433,000)    (4,090,000)
       Other long-term liabilities................    (1,811,000)    (3,682,000)    (3,981,000)
                                                     ------------   ------------   ------------
          Net cash provided by operating
            activities............................    22,301,000     17,353,000      8,963,000
                                                     ------------   ------------   ------------
Cash Flows From Investing Activities:
  Capital expenditures............................   (10,418,000)    (2,824,000)    (3,127,000)
  Deferred charges................................      (538,000)      (363,000)        74,000
                                                     ------------   ------------   ------------
          Net cash used in investing activities...   (10,956,000)    (3,187,000)    (3,053,000)
                                                     ------------   ------------   ------------
Cash Flows From Financing Activities:
  Payments of senior revolving loan...............    (9,000,000)   (20,000,000)   (43,500,000)
  Borrowings under senior revolving loan..........    23,000,000     10,000,000     37,000,000
  Payments of senior subordinated debentures......   (30,000,000)            --             --
  Premiums paid on early extinguishment of debt...    (1,126,000)            --             --
  Payment of subordinated convertible
     debentures...................................            --    (12,764,000)            --
  Proceeds from issuance of common and preferred
     stocks.......................................            --     12,764,000             --
  Proceeds from sale and lease back transaction...            --             --      1,996,000
  Deferred charges -- financing costs.............      (300,000)            --             --
                                                     ------------   ------------   ------------
          Net cash used in financing activities...   (17,426,000)   (10,000,000)    (4,504,000)
                                                     ------------   ------------   ------------
Net (decrease) increase in cash and cash
  equivalents.....................................    (6,081,000)     4,166,000      1,406,000
Cash and cash equivalents, beginning of year......     8,493,000      4,327,000      2,921,000
                                                     ------------   ------------   ------------
Cash and cash equivalents, end of year............   $ 2,412,000    $ 8,493,000    $ 4,327,000
                                                     ============   ============   ============
Supplemental Information:
  Interest paid during the year...................   $40,763,000    $41,239,000    $42,564,000
                                                     ============   ============   ============
Supplemental disclosure of non-cash financing activities:
  See Note 9 for a discussion of non-cash financing activities.

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

     K & F Industries, Inc. ("K & F") and subsidiaries (collectively, the "Company") is primarily engaged in the design, development, manufacture and distribution of wheels, brakes and anti-skid systems for commercial, military and general aviation aircraft, and the manufacture of materials for fuel tanks, iceguards, inflatable oil booms and various other products made from coated fabrics for military and commercial uses. The Company sells its products to airframe manufacturers and commercial airlines throughout the world and to the United States and certain foreign governments. The Company's activities are conducted through its two wholly owned subsidiaries, Aircraft Braking Systems Corporation ("Aircraft Braking Systems"), which derived approximately 88% of the Company's total revenues during fiscal year 1996 and Engineered Fabrics Corporation (collectively, the "Subsidiaries"), which derived approximately 12% of the Company's total revenues during fiscal year 1996.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company. All material intercompany accounts and transactions between these entities have been eliminated.

     Cash and Cash Equivalents -- Cash and cash equivalents consist of cash, commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

     Revenue and Expense Recognition -- Sales are recorded as units are shipped. The Company customarily sells original wheel and brake equipment below cost as an investment in a new airframe which is expected to be recovered through the subsequent sale of replacement parts. These commercial investments (losses) are recognized when original equipment is shipped. Losses on U.S. Government contracts are immediately recognized in full when determinable.

     Inventory -- Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts relating to contracts with long production cycles, a portion of which will not be realized within one year.

     Property, Plant and Equipment -- Property, plant and equipment are stated at cost. Maintenance and repairs are expensed when incurred; renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets as follows: buildings and improvements -- 8 to 40 years; machinery, equipment, furniture and fixtures -- 3 to 25 years; leasehold improvements -- over the life of the applicable lease or 10 years, whichever is shorter.

     Deferred Charges -- Deferred charges consist primarily of financing costs ($7.7 million and $9.7 million, which is net of amortization (non-cash interest expense) of $6.9 million and $5.4 million in fiscal years 1996 and 1995, respectively), and program participation costs ($14.5 million and $15.4 million, which is net of amortization of $1.8 million and $1.0 million, in fiscal years 1996 and 1995, respectively) paid in connection with the sole-source award of wheels, brakes and anti-skid equipment on the McDonnell Douglas Corporation's MD-90 twin-jet program. Program participation costs are being amortized on a straight-line method over a period of 20 years. Deferred financing charges are primarily being amortized on an effective interest method over periods of 8 to 12 years.

     Cost in Excess of Net Assets Acquired -- Cost in excess of net assets acquired is being amortized on the straight-line method over a period of 40 years.

     Intangible Assets -- Intangible assets consist of patents, licenses and computer software which are stated at cost and are being amortized on a straight-line method over periods of 5 to 30 years.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

     Evaluation of Long-Lived Assets -- Long-lived assets are assessed for recoverability on an on-going basis. In evaluating the value and future benefits of long-lived assets, their carrying value would be reduced by the excess, if any, of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. There were no adjustments to the carrying amount of long-lived assets in fiscal years 1996, 1995 and 1994 resulting from the Company's evaluations.

     Warranty -- Estimated costs of product warranty are accrued when individual claims arise with respect to a product. When the Company becomes aware of such defects, the estimated costs of all potential warranty claims arising from such defects are fully accrued.

     Business and Credit Concentrations -- The Company's customers are concentrated in the airline industry but are not concentrated in any specific region. The United States Government accounted for approximately 16%, 14% and 15% of total sales for the fiscal years ended March 31, 1996, 1995 and 1994, respectively. No other single customer accounted for 10% or more of consolidated revenues for the fiscal years then ended, and there were no significant accounts receivable from a single customer, except the United States Government, at March 31, 1996 or 1995.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Accounting and Reporting Changes -- Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires that the costs of benefits provided to employees after employment but before retirement be recognized in the financial statements on an accrual basis. The adoption of SFAS No. 112 did not have a material effect on the Company's financial position or results of operations.

     Effective April 1, 1993, the Company changed its method of accounting for the discounting of liabilities for workers' compensation losses, to use a risk-free rate rather than its incremental borrowing rate. The cumulative effect for periods prior to April 1, 1993, of this change amounted to $2,305,000 and is included as an increase to the net loss for the fiscal year ended March 31, 1994. The effect of the change on the results of operations for the fiscal year ended March 31, 1994 was not material.

     Accounting Pronouncements -- In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes accounting standards for the recognition of an impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This new standard is effective for fiscal years beginning after December 15, 1995. The Company has determined the effect of SFAS No. 121, upon adoption, to be immaterial to its results of operations and financial position.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages (but does not require) adoption of the fair value method of accounting for stock-based compensation plans. Entities may continue to measure compensation costs for those plans using the intrinsic method of accounting, but must make pro forma disclosures about the impact on results of operations as if the fair value method of accounting had been applied. This new standard is effective for fiscal years beginning after December 15, 1995. The Company is currently evaluating the impact, if any, of SFAS No. 123.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

3.  ACCOUNTS RECEIVABLE

                                                                        MARCH 31,
                                                                -------------------------
                                                                   1996           1995
                                                                ----------     ----------
    Accounts receivable, principally from commercial
      customers.............................................    $32,704,000    $30,036,000
    Accounts receivable on U.S. Government and
      other long-term contracts.............................      4,136,000      3,871,000
    Allowances..............................................     (1,612,000)      (359,000)
                                                                -----------    -----------
              Total.........................................    $35,228,000    $33,548,000
                                                                ===========    ===========

4.  INVENTORY

                                                                        MARCH 31,
                                                                -------------------------
                                                                   1996           1995
                                                                ----------     ----------
    Raw materials and work-in-process.......................    $39,656,000    $35,819,000
    Finished goods..........................................     11,364,000     15,500,000
    Inventoried costs related to U.S. Government and
      other long-term contracts.............................     12,312,000     11,072,000
                                                                -----------    -----------
                                                                 63,332,000     62,391,000
    Less: unliquidated progress payments received,
      principally related to long-term government
      contracts.............................................             --        624,000
                                                                -----------    -----------
              Total.........................................    $63,332,000    $61,767,000
                                                                ===========    ===========

5.  PROPERTY, PLANT AND EQUIPMENT

                                                                       MARCH 31,
                                                              ---------------------------
                                                                 1996            1995
                                                              -----------     -----------
    Land..................................................    $    661,000    $   661,000
    Buildings and improvements............................      29,148,000     27,232,000
    Machinery, equipment, furniture and fixtures..........      95,315,000     86,813,000
                                                              ------------   ------------
              Total.......................................     125,124,000    114,706,000
    Less: accumulated depreciation and amortization.......      60,080,000     51,574,000
                                                              ------------   ------------
              Total.......................................    $ 65,044,000    $63,132,000
                                                              ============   ============

6.  OTHER CURRENT LIABILITIES

                                                                        MARCH 31,
                                                                --------------------------
                                                                    1996           1995
                                                                -----------    -----------
    Accrued payroll costs...................................    $15,756,000    $13,149,000
    Accrued taxes...........................................      7,783,000      6,978,000
    Accrued costs on long-term contracts....................      5,195,000      6,477,000
    Accrued warranty costs..................................      8,023,000      5,248,000
    Postretirement benefit obligation other than pensions...      2,000,000      2,000,000
    Other...................................................      6,018,000      3,921,000
                                                                -----------    -----------
              Total.........................................    $44,775,000    $37,773,000
                                                                ===========    ===========

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

7.  LONG-TERM DEBT

                                                                        MARCH 31,
                                                              ----------------------------
                                                                  1996            1995
                                                              ------------    ------------
    Senior revolving loan (a).............................    $ 14,000,000    $         --
    11 7/8% Senior Secured Notes due 2003 (b).............     100,000,000     100,000,000
    13 3/4% Senior Subordinated Debentures due 2001 (c)...     180,000,000     210,000,000
                                                              ------------    ------------
              Total.......................................    $294,000,000    $310,000,000
                                                              ============    ============

     (a) Credit Agreement -- The Company has a Revolving Credit Agreement providing for revolving loans (the "Revolving Loan") in an aggregate principal amount not to exceed $70 million (subject to a borrowing base of a portion of eligible accounts receivable and inventory). The Company's obligation under the Revolving Loan is secured by a first priority lien on all accounts receivable and inventory of the Subsidiaries. All borrowings under the Revolving Loan will mature on April 27, 1997.

     Borrowings under the Revolving Loan bear interest at floating rates. At March 31, 1996, the interest rate on borrowings under the Revolving Loan was 8.37%. As part of the total commitment, the Revolving Credit Agreement provides for the issuance of letters of credit not to exceed $11 million. As of March 31, 1996 and 1995, the Company had outstanding letters of credit of $5.8 million and $7.4 million, respectively. At March 31, 1996 and 1995, the Company had $40.6 million and $53.6 million, respectively, available to borrow under the Revolving Loan.

     The Revolving Credit Agreement contains certain covenants and events of default, including limitations on additional indebtedness, liens, asset sales, dividend payments and other distributions from the Subsidiaries to K & F and contains financial ratio requirements including cash interest coverage and consolidated net worth. The Company was in compliance with all covenants at March 31, 1996.

     (b) 11 7/8% Senior Secured Notes -- On June 10, 1992, the Company issued $100 million of 11 7/8% Senior Secured Notes which mature on December 1, 2003. The Senior Notes are not subject to a sinking fund. The Senior Notes may not be redeemed prior to June 1, 1997. On and after June 1, 1997, the Company may redeem the Senior Notes at descending premiums ranging from 5.28% in June 1997 to no premium after June 2001.

     (c) 13 3/4% Senior Subordinated Debentures -- On August 10, 1989, the Company issued $210 million of 13 3/4% Senior Subordinated Debentures which mature on August 1, 2001 (the "Subordinated Debentures"). The Company is required to make sinking fund payments of $52.5 million plus accrued interest on August 1, 1999 and $52.5 million on August 1, 2000. The Company may, at its option, receive credit against sinking fund payments for the principal amount of Subordinated Debentures acquired or redeemed by the Company. The Subordinated Debentures are currently callable at a premium of 3.75% of the face value, descending by 1.25% each year on August 1, until no premium is required after August 1, 1998.

     On December 28, 1995, the Company redeemed $30 million principal amount of the Subordinated Debentures at a redemption price of 103.75% of the principal amount thereof. The Company used cash on hand and borrowing from the Revolving Loan to redeem the Subordinated Debentures. In connection therewith, the Company recorded an extraordinary charge of $1.913 million, consisting of redemption premiums and the write-off of unamortized financing costs. The Company will apply this redemption to the August 1, 1999 mandatory sinking fund payment, reducing the requirement to $22.5 million.

8.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of all financial instruments reported on the balance sheet at March 31, 1996 and 1995 approximate their fair value, except as discussed below.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

     The fair value of the Company's total debt based on quoted market prices or on current rates for similar debt with the same maturities, was approximately $311 million and $306 million at March 31, 1996 and 1995, respectively.

9.  CAPITAL STOCK

     a. On February 15, 1995, the Board of Directors approved a one-for-ten reverse common stock split for all holders of Class A and Class B common stock on such date.

     b. On September 2, 1994, K & F retired the $65.4 million principal amount of 14 3/4% Subordinated Convertible Debentures held by Loral Corporation, in exchange for $12.76 million in cash and 458,994 shares of Class B common stock representing 22.5% of equity. The cash portion of this transaction was funded with the proceeds from the sale of capital stock to K & F's principal stockholders for which stockholders received a total of 68,728 shares of Class A common stock and 127,636 shares of preferred stock. As a result, K & F's stockholders' equity was increased by $65.4 million and long-term debt was reduced by an equal amount, resulting in no gain or loss on the transaction.

     c. The preferred stock is convertible into Class A voting common stock on a one-for-one basis. The preferred stock and Class B common stock are entitled to vote on all matters on which the Class A common stock will vote and are entitled to one vote per share.

     d. The Company has a Stock Option Plan which provides for the grant of nonqualified or incentive stock options to acquire 50,000 authorized but unissued shares of Class A common stock. The options are exercisable in four equal installments on the second, third, fourth and fifth anniversaries of the date of grant, and shall remain exercisable until the expiration of the option, 10 years from the date of the grant, at an exercise price of $84.60.

     Stock option activity is summarized as follows:

                                                                  YEARS ENDED MARCH 31,
                                                               ----------------------------
                                                                1996       1995       1994
                                                               ------     ------     ------
    Outstanding at beginning of year.......................    11,500     12,000     13,750
    Granted................................................        --         --        500
    Canceled...............................................        --       (500)    (2,250)
                                                               ------     ------     ------
    Outstanding at end of year.............................    11,500     11,500     12,000
                                                               ------     ------     ------
    Exercisable options outstanding........................     9,625      8,938      6,563
                                                               ------     ------     ------
    Available for future grant.............................    38,500     38,500     38,000
                                                               ======     ======     ======

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

10.  EMPLOYEE BENEFIT PLANS

     The Company provides pension benefits to substantially all employees through hourly and salaried pension plans. The plans provide benefits based primarily on the participant's years of service. The salaried plan also includes voluntary employee contributions. Net pension cost included the following:

                                                           YEARS ENDED MARCH 31,
                                                  ----------------------------------------
                                                     1996           1995           1994
                                                  ----------     ----------     ----------
    Service cost-benefits earned during the
      period..................................    $1,562,000     $1,590,000     $1,361,000
    Interest cost on projected benefit
      obligation..............................     4,901,000      4,224,000      4,033,000
    Actual (return) loss on plan assets.......    (9,940,000)       954,000     (3,683,000)
    Net amortization and deferral.............     6,988,000     (3,869,000)       809,000
                                                  ----------     ----------     ----------
    Net pension cost..........................    $3,511,000     $2,899,000     $2,520,000
                                                  ==========     ==========     ==========

     The table below sets forth the funded status of the plans as follows:

                                                                       MARCH 31,
                                                              ---------------------------
                                                                 1996            1995
                                                              -----------     -----------
    Actuarial present value of benefit obligation:
      Vested benefit obligation...........................    $65,642,000     $51,770,000
                                                              -----------     -----------
      Accumulated benefit obligation......................    $65,987,000     $52,189,000
      Effect of projected future salary increases.........      2,113,000         860,000
                                                              -----------     -----------
      Projected benefit obligation........................     68,100,000      53,049,000
    Plan assets at fair market value......................     55,100,000      42,626,000
                                                              -----------     -----------
    Unfunded projected benefit obligation.................     13,000,000      10,423,000
    Unrecognized prior service cost.......................     (2,185,000)     (2,389,000)
    Unrecognized net loss.................................    (12,685,000)     (7,761,000)
    Adjustment for minimum liability......................     12,757,000       9,290,000
                                                              -----------     -----------
    Accrued pension cost recognized in the consolidated
      balance sheet.......................................    $10,887,000     $ 9,563,000
                                                              ===========     ===========

     Statement of Financial Accounting Standards No. 87 requires recognition in the balance sheet of an additional minimum pension liability for under funded plans with accumulated benefit obligations in excess of plan assets. A corresponding amount is recognized as an intangible asset or a reduction of equity. At March 31, 1996, the Company's additional minimum liability was $12,757,000 with a corresponding equity reduction of $10,572,000 and intangible asset of $2,185,000. At March 31, 1995, the Company's additional minimum liability was $9,290,000 with a corresponding equity reduction of $7,192,000 and intangible asset of $2,098,000.

     Investments held by the Company's pension plans consist primarily of Fortune 500 equity securities and investment grade fixed income securities.

     The assumptions used in accounting for the plans are as follows:

                                                                     YEARS ENDED MARCH 31,
                                                                     ----------------------
                                                                     1996     1995     1994
                                                                     ----     ----     ----
    Discount rate................................................    7.50%    8.50%    7.75%
    Rate of increase in compensation levels......................    4.50     4.50     4.50
    Expected long-term rate of return on assets..................    9.50     9.50     9.50

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

     Eligible employees having one year of service also participate in one of the Company's Savings Plans (hourly or salaried). Under one of these plans, the Company matches 45% of a participating employee's contributions, up to 6% of compensation. The employer contributions generally vest to participating employees after five years of service. The matching contributions were $687,000, $532,000 and $568,000 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively.

11.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company provides postretirement health care and life insurance benefits for all eligible employees and their dependents active at April 27, 1989 and thereafter, and postretirement life insurance benefits for retirees prior to April 27, 1989. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements of the Company's pension plans. The health care plans are generally contributory and the life insurance plans are generally noncontributory.

     During the first quarter of fiscal year 1994, the Company adopted various plan amendments which had the effect of reducing the accumulated postretirement benefit obligation. This reduction is being amortized as prior service cost over the average remaining years of service to full eligibility of active plan participants.

     Net periodic postretirement benefit cost included the following components:

                                                                YEARS ENDED MARCH 31,
                                                      -----------------------------------------
                                                          1996           1995           1994
                                                      -----------    -----------    -----------
Service cost-benefits attributed to service during
  the period......................................    $   619,000    $   400,000    $   458,000
Interest cost on accumulated postretirement
  benefit obligation..............................      3,474,000      3,543,000      2,749,000
Net amortization and deferral.....................     (4,332,000)    (3,732,000)    (4,677,000)
                                                      ------------   ------------   ------------
Net periodic postretirement benefit cost..........    $  (239,000)    $  211,000    $(1,470,000)
                                                      ============   ============   ============

     Presented below are the total obligations and amounts recognized in the Company's consolidated balance sheets, inclusive of the current portion:

                                                                             MARCH 31,
                                                                    --------------------------
                                                                        1996           1995
                                                                    -----------    -----------
Accumulated postretirement benefit obligation:
  Retirees......................................................   $ 30,172,000   $ 28,066,000
  Fully eligible active plan participants.......................      2,838,000      2,983,000
  Other active plan participants................................     16,304,000     12,653,000
                                                                   ------------   ------------
Total accumulated postretirement benefit obligation.............     49,314,000     43,702,000
Unrecognized net loss...........................................    (14,105,000)   (10,843,000)
Unrecognized prior service cost related to plan amendments......     42,181,000     46,858,000
                                                                   ------------   ------------
Accrued postretirement benefit costs............................   $ 77,390,000   $ 79,717,000
                                                                   ============   ============

     The assumed annual rate of increase in the per capita cost of covered health care benefits was 12.2% in fiscal year 1996 and will be 11.2% in fiscal year 1997. The rate was assumed to decrease gradually to 6.5% by fiscal year 2002 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A change in the assumed health care trend rates by 1% in each year would change the accumulated postretirement benefit obligation at March 31, 1996 by $5,000,000 and the aggregate of the service and interest cost components of net postretirement benefit cost for the fiscal year

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES
ended March 31, 1996 by $900,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of March 31, 1996 and 1995 was 7.50% and 8.50%, respectively.

12.  COMMITMENTS

     The Company is party to various noncancelable operating leases which are longer than a one-year term for certain data processing, and other equipment and facilities with minimum rental commitments payable as follows:

                              YEAR ENDING MARCH 31,                 AMOUNT
                -------------------------------------------------  ---------
                1997.............................................  $4,268,000
                1998.............................................   4,298,000
                1999.............................................   4,334,000
                2000.............................................   4,090,000
                2001.............................................   2,854,000
                Thereafter.......................................   5,491,000

     Rental expense was $4,758,000, $4,641,000 and $4,190,000 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively.

13.  CONTINGENCIES

     On December 15, 1995, the Company's Aircraft Braking Systems subsidiary commenced an action in the Court of Common Pleas, Summit County, Ohio against Hitco Technologies, Inc. ("Hitco") after Hitco threatened to breach existing supply contracts unless prices were renegotiated. Hitco claimed that Aircraft Braking Systems breached the supply arrangements by electing to begin to expand its own carbon production facility. The Aircraft Braking Systems' complaint, as amended, seeks damages in excess of $47 million, injunctive relief and specific performance requiring Hitco to perform its obligations pursuant to existing contracts and purchase orders. Hitco has counterclaimed in the matter seeking, among other things, damages up to $130 million for the alleged breach by Aircraft Braking Systems of alleged long-term contracts to purchase carbon. The Ohio court has issued a preliminary injunction ordering Hitco to perform its obligations pursuant to existing contracts and purchase orders without change in terms. Hitco is presently seeking to have the injunction vacated or modified, and/or a declaratory judgment terminating Hitco's obligation to supply Aircraft Braking Systems at prices previously pertaining. In a related action, Hitco commenced suit in Superior Court, Los Angeles County, California against Aircraft Braking Systems seeking substantially the same relief as is asserted in the Ohio action, and the California case has been stayed.

     Trial of the Ohio action is presently scheduled for January 1997 and discovery has been ongoing. Management intends to vigorously seek dismissal of the California action and to proceed in the Ohio case to maintain the preliminary injunction and otherwise to protect Aircraft Braking Systems' carbon supply as well as to seek damages from Hitco. Based upon the court's opinion to date, advice of counsel and its own assessment of the matters in dispute, management does not expect the outcome of the litigation to be unfavorable to the Company.

     Aircraft Braking Systems has been purchasing substantially all of the carbon for its carbon brakes from Hitco under supply arrangements. It is anticipated that Hitco's obligation to continue to supply carbon will terminate by the latter of December 1996 or such time as the alleged breaches of contract by Hitco are remedied. A loss of carbon supply for the carbon brakes manufactured by Aircraft Braking Systems would have a material, adverse effect on the Company's business and financial condition. The Company has commenced a major expansion of its existing carbon manufacturing facility in Akron, Ohio, which is expected to be completed during the first quarter of calendar year 1997 and, when fully operational, will provide the

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

Company with sufficient capacity to meet substantially all, if not all, of its requirements for brake production at the current level of business.

     There are various lawsuits and claims pending against the Company incidental to its business. Although the final results in such suits and proceedings cannot be predicted with certainty, in the opinion of management, the ultimate liability, if any, will not have a material adverse effect on the Company.

14.  INCOME TAXES

     The components of the net deferred tax benefit are as follows:

                                                            MARCH 31, 1996     MARCH 31, 1995
                                                            --------------     --------------
    Tax net operating loss carryforwards................     $  42,321,000      $  42,280,000
    Temporary differences:
      Postretirement and other employee benefits........        35,861,000         38,746,000
      Intangibles.......................................        29,106,000         32,237,000
      Program participation costs.......................        (6,348,000)        (6,215,000)
      Other.............................................         7,165,000          7,656,000
                                                              ------------       ------------
    Deferred tax benefit................................       108,105,000        114,704,000
    Valuation allowance.................................      (108,105,000)      (114,704,000)
                                                              ------------       ------------
    Net deferred tax benefit............................     $    0             $    0
                                                              ============       ============

     Realization of any deferred tax benefit is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. The amount of the deferred tax asset considered realizable could be increased at such time when future taxable income is projected during the carryforward period.

     In the event of future recognition of a 100 percent reduction of the valuation allowance, income tax expense and goodwill would be reduced by approximately $51 million and $57 million, respectively.

     The Company's effective tax rate of zero percent differs from the federal statutory rate (benefit of 35%) due to the partial-utilization of tax net operating losses of $4.0 million and non-recognition of temporary differences.

     The Company has tax net operating loss carryforwards of approximately $111 million at March 31, 1996. The tax net operating losses expire from 2005 through 2011, with $12 million of carryforwards expiring in 2005.

15.  RELATED PARTY TRANSACTIONS

     Bernard L. Schwartz ("BLS") owns 27.12% of the common stock of the Company and serves as Chairman of the Board of Directors and Chief Executive Officer. BLS is also Chairman and Chief Executive Officer of Loral Space & Communications Ltd. ("Loral Space"). Prior to that he was Chairman and Chief Executive Officer of Loral Corporation. The Company has an Advisory Agreement with BLS which provides for the payment of an aggregate of $200,000 per month of compensation to BLS and persons designated by him. Such agreement will continue until BLS dies or is disabled or ceases to own at least 135,000 shares of common stock of the Company.

     In May 1996, K & F purchased $343,000 principal amount of the Company's Subordinated Debentures from A. Robert Towbin, who is a member of the Board of Directors of the Company, at a price of 103.65% of the principal thereof plus accrued interest.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

     The Company has agreed to pay Ronald H. Kisner, who is a member of the Board of Directors of the Company, a monthly retainer of $6,000 during fiscal year 1997 for legal services.

     The Company has a bonus plan pursuant to which the Company's Board of Directors awards bonuses to BLS and other advisors ranging from 5% to 10% of earnings in excess of $50 million before interest, taxes and amortization. Bonuses earned under this plan were $200,000 in fiscal year 1996.

     On September 2, 1994, K & F retired the $65.4 million principal amount of Convertible Debentures held by Loral Corporation. (See Note 9.)

     Pursuant to a financial advisory agreement between Lehman Brothers and the Company, Lehman Brothers acts as exclusive financial adviser to the Company. The Company pays Lehman Brothers customary fees for services rendered on an as-provided basis. The agreement may be terminated by the Company or Lehman Brothers upon certain conditions. No payments were made during the three years ended March 31, 1996.

     Pursuant to agreements between K & F and Loral Corporation, the parties provided services to each other and share certain expenses relating to a production program, real property occupancy, benefits administration, treasury, accounting and legal services. The related charges agreed upon by the parties were established to reimburse each party on the actual cost incurred without profit or fee. The Company believes the arrangements with Loral Corporation were as favorable to the Company as could have been obtained from unaffiliated parties. Billings from Loral Corporation were $3.6 million, $3.0 million and $3.0 million in fiscal years 1996, 1995 and 1994, respectively. Billings to Loral Corporation were $2.7 million, $.2 million and $1.1 million in fiscal years 1996, 1995 and 1994. Purchases from Loral Corporation were $2.2 million, $1.9 million and $4.2 million in fiscal years 1996, 1995 and 1994. Included in accounts receivable and accounts payable at March 31, 1996 is $3.5 million and $2.3 million. Included in accounts receivable and accounts payable at March 31, 1995 is $.7 million and $1.8 million. K & F will continue these arrangements and reimburse Loral Space for real property occupancy, benefits administration and legal services.

     On April 22, 1996, Lockheed Martin acquired the defense electronics and systems integration businesses of Loral Corporation which included the Akron, Ohio, facility. The various occupancy and service agreements affecting the Akron, Ohio, facility will remain in full force and effect. K & F will continue to reimburse Lockheed Martin for real property occupancy, and costs relating to shared easements and services.

- ------------------------------------------------------
- ------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                          ---------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Available Information.................      2
Prospectus Summary....................      3
Risk Factors..........................     10
The Exchange Offer....................     15
Use of Proceeds.......................     23
Capitalization........................     24
Selected Consolidated Financial
  Information.........................     25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     26
Business..............................     30
Management............................     39
Ownership of Capital Stock............     45
Certain Transactions..................     47
Description of the Notes..............     48
Description of Certain Indebtedness...     70
Plan of Distribution..................     73
Legal Matters.........................     73
Experts...............................     73
Index to Consolidated Financial
  Statements..........................    F-1


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                  $140,000,000

                             K & F INDUSTRIES, INC.

                                10 3/8% SERIES B
                              SENIOR SUBORDINATED
                                 NOTES DUE 2004

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                               SEPTEMBER 13, 1996


- ------------------------------------------------------
- ------------------------------------------------------

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. Pursuant to Section 102(b)(7) of the General Corporation Law of the State of Delaware, the Certificate of Incorporation of the Registrant provides that the directors of the Registrant, individually or collectively, shall not be held personally liable to the Registrant or its stockholders for monetary damages for breaches of fiduciary duty as directors, except that any director shall remain liable (1) for any breach of the director's fiduciary duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) for liability under Section 174 of the General Corporation Law of the State of Delaware or (4) for any transaction from which the director derived an improper personal benefit. The by-laws of the Registrant provide for indemnification of its officers and directors to the full extent authorized by law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.


   2.01    -- Agreement for Sale and Purchase of Assets dated March 26, 1989 between Loral
              Corporation and the Company(1)
   3.01    -- Amended and Restated Certificate of Incorporation of the Company(7)
   3.02    -- Amended and Restated By-Laws of the Company(6)
 **4.01    -- Indenture dated as of August 15, 1996 for the Notes (including the form of New
              Note as Exhibit A thereto) between the Company and Fleet National Bank, as trustee
   4.02    -- Indenture dated as of June 1, 1992 for the 11 7/8% Senior Secured Notes due 2003
              (including the form of Senior Note) between The Bank of New York, as trustee(5)
   4.03    -- Pledge Agreement dated as of June 10, 1992 between the Company and The Bank of
              New York, as collateral trustee(5)
  *5.01    -- Opinion of O'Sullivan Graev & Karabell, LLP
  10.01    -- Securities Purchase Agreement dated as of April 27, 1989, among the Company, BLS and LBH(1)
  10.02    -- Assumption Agreement dated as of April 27, 1989(1)
  10.03    -- Shared Services Agreement dated April 27, 1989, among Loral, the Company,
              Aircraft Braking Systems Corporation and Engineered Fabrics Corporation(1)
  10.04    -- Director Advisory Agreement dated as of April 27, 1989, between the Company and
              BLS(1)
  10.05    -- Non-Competition Agreement dated as of April 27, 1989, between the Company and
              BLS(1)
  10.06    -- K & F Industries, Inc. Retirement Plan for Salaried Employees(5)
  10.07    -- K & F Industries, Inc. Savings Plan for Salaried Employees(5)
  10.08    -- Goodyear Aerospace Corporation Supplemental Unemployment Benefits Plan for
              Salaried Employees Plan A(1)
  10.09    -- The Loral Systems Group Release and Separation Allowance Plan(1)
  10.10    -- Letter Agreement dated April 27, 1989, between the Company and Shearson Lehman
              Brothers Inc.(1)
  10.11    -- K & F Industries, Inc. 1989 Stock Option Plan(2)
  10.12    -- K & F Industries, Inc. Executive Deferred Bonus Plan(2)
  10.13    -- Securities Purchase Agreement dated as of July 22, 1991, among the Company, BLS and the Lehman Investors(4)
  10.14    -- Securities Purchase Agreement among the Company, BLS and the Lehman Investors dated September 2, 1994(6)

  10.15    -- Amended and Restated Stockholders Agreement dated as of September 2, 1994 by and among the Company, BLS, the Lehman Investors, CBC Capital Partners, Inc. and
              Loral(6)
  10.16    -- Agreement dated as of September 2, 1994 between the Company and Loral(6)
  10.17    -- Amendment of Stockholders Agreement dated November 8, 1994(6)
  10.18    -- Securities Conversion Agreement among the Company and the Converting
              Stockholders, dated November 8, 1994(6)
  10.19    -- K & F Industries, Inc. Supplemental Executive Retirement Plan(8)
**10.20    -- Amended and Restated Credit Agreement dated as of August 14, 1996 among ABS, EFC, the Lenders (as defined therein), Lehman Commercial Paper, Inc., as Documentation
              Agent and Chase Securities Inc., individually and as agent for the Lenders
              ("Chase").
**10.21    -- Amended and Restated Security Agreement dated as of August 14, 1996 between ABS and Chase.
**10.22    -- Amended and Restated Security Agreement dated as of August 14, 1996 between EFC and Chase.
**10.23    -- Revolving Credit Note dated as of August 14, 1996 executed by each of ABS and EFC in favor of NBD Bank.
**10.24    -- Facility A Notes dated as of August 14, 1996 executed by each of ABS and EFC in favor of NBD Bank.
**10.25    -- Amended and Restated K & F Agreement dated as of August 14, 1996 between the
              Company and Chase.
**10.26    -- Amended and Restated Subordination Agreement dated as of August 14, 1996 between
              ABS and Chase.
**10.27    -- Amended and Restated Subordination Agreement dated as of August 14, 1996 between
              EFC and Chase.
**10.28    -- Purchase Agreement dated August 12, 1996 among the Company, Lehman Brothers Inc.
              and Chase Securities Inc.
**10.29    -- Registration Rights Agreement dated as of August 15, 1996 among the Company,
              Lehman Brothers Inc. and Chase Securities Inc.
**12.01    -- Statement of computation of ratio of earnings (deficiency) to fixed charges
  21.01    -- Subsidiaries of the Registrant(1)
  23.01    -- Consent of O'Sullivan Graev and Karabell (included in Exhibit 5)
**23.02    -- Consent of Deloitte & Touche LLP
**24.01    -- Powers of Attorney (included on signature page)
**25.01    -- Statement of Eligibility and Qualifications under the Trust Indenture Act of 1939 of Fleet National Bank as Trustee
 *99.1     -- Form of Letter of Transmittal
 *99.2     -- Form of Notice of Guaranteed Delivery
 *99.3     -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
              Nominees
 *99.4     -- Form of Letter to Clients


- ---------------

(1) Previously filed as an exhibit to the Company's Registration Statement on Form S-1, No. 33-29035 and incorporated herein by reference.


(2) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1990 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1991 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1991 and incorporated herein by reference.

(5) Previously filed as an exhibit to the Company's Registration Statement on Form S-1, No. 33-47028 and incorporated herein by reference.

(6) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 and incorporated herein by reference.

(7) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 and incorporated herein by reference.

(8) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 and incorporated herein by reference.

 * Filed herewith.


** Previously filed as an exhibit hereto.


     (b) Financial Statement Schedules:

     All schedules are omitted because they are not applicable or the required information is shown in financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the DGCL, the Certificate of Incorporation and By-laws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of that time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of September, 1996.


                                          K & F INDUSTRIES, INC.

                                          By:     /s/ KENNETH M. SCHWARTZ
                                            ------------------------------------
                                                    Kenneth M. Schwartz

                                                  Executive Vice President



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement on Form S-4 has been signed on September 13, 1996 by or on behalf of the following persons in the capacity indicated:



                  SIGNATURE                                          TITLE
                  ---------                                          -----
                          *                      Chairman of the Board, Chief Executive
- ---------------------------------------------    Officer and Director (principal executive
             Bernard L. Schwartz                 officer)

           /s/ KENNETH M. SCHWARTZ               Executive Vice President (principal financial
- ---------------------------------------------    and accounting officer)
             Kenneth M. Schwartz

                          *                      Director
- ---------------------------------------------
             Herbert R. Brinberg

                          *                      Director
- ---------------------------------------------
              Ronald H. Kisner

                          *                      Director
- ---------------------------------------------
               John R. Paddock

                          *                      Director
- ---------------------------------------------
               James A. Stern

                          *                      Director
- ---------------------------------------------
              A. Robert Towbin

                          *                      Director
- ---------------------------------------------
             Alan H. Washkowitz

      *By  /s/ KENNETH M. SCHWARTZ
- ---------------------------------------------
             Kenneth M. Schwartz
              Attorney-in-fact

                                EXHIBIT INDEX



EXHIBIT NO.                        DESCRIPTION


    5.01             Opinion of O'Sullivan Graev & Karabell, LLP
   99.1              Form of Letter of Transmittal
   99.2              Form of Notice of Guaranteed Delivery
   99.3              Form of Letter to Brokers, Dealers, Commercial Banks,
                      Trust Companies and Other Nominees
   99.4              Form of Letter to Clients